ECB Bancorp, Inc.

2011 ANNUAL REPORT

Vision

Our vision is ECB's overarching aspirational goal and what makes us distinctive and unique as a company. It is what sets us apart from other companies.

- We design financial roadmaps that substantively enrich and simplify lives.

Mission

Our mission is enduring and declares our purpose as a company. Our mission serves as our validation point by which we measure our actions and decisions.

- To create value for our shareholders and be good stewards of their investment as a profitable and growth oriented community bank organization.
- To create success for small businesses and individuals through innovation and expertise.
- To create value for the communities we call home by the giving of our talents and time while supporting organizations that make our communities better places to live and work.
- To create success for our associates so they are inspired to live each day with energy, enthusiasm and excitement—our 3E's.

VALUES

Our values serve as the guiding principles that define how we conduct ourselves. Our values align us as a company and are the life line of our culture.

- **Safety and Soundness**
  Our financial strength is at the core of decisions we make, policies we formulate and services we deliver. We achieve safety and soundness by prudently managing risk and maintaining strong earnings performance.
- **Customer Centricity**
  We perform at our personal and professional best with the credibility, competence and the care required to build long-term relationships with our customers. We strive to make their experience with us "*special*."
- **Teamwork**
  ECB's family atmosphere values the worth of each individual and their contribution to our team. Mutual respect among associates promotes collaboration to meet the challenges of an ever-changing world.
- **Integrity**
  We require the highest standards of ethical behavior. We are fair, honest, open and sincere in our relationships with our stakeholders. We strive to earn the trust of one another and those we serve.
- **Innovation**
  We embrace change by initiating creative and innovative solutions that turn challenges into opportunities.
- **Accountability**
  We work in a responsible and amenable manner and understand it is up to each of us to make the right decisions for the right reasons.

Financial Highlights

(Dollars in thousands, except per share data)	2011	2010	Percent Change
For the year:			
Operating income	$ 45,877	$ 51,802	(11.4)%
Operating expense	46,901	50,942	(7.9)%
Net income	(1,024)	860	(219)%
Preferred stock dividends and accretion of discount	1,063	1,063	0%
(Loss)/income available to common shareholders	(2,087)	(203)	(928)%
Per share—basic	$ (.73)	$ (0.07)	(942)%
Per share—diluted	$ (.73)	$ (0.07)	(942)%
Cash dividends declared to common shareholders	541	798	(32.2)%
Per share	$ 0.19	$ 0.28	(32.2)%
Weighted average shares outstanding—basic	2,849,841	2,849,594	0%
Weighted average shares outstanding—diluted	2,849,841	2,849,594	0%
At year-end:			
Assets	921,277	919,869	.15%
Earning assets	848,682	858,002	(1.1)%
Loans	496,542	567,631	(12.5)%
Investment securities	339,450	273,229	24.2%
Allowance for loan losses	12,092	13,247	(8.7)%
Deposits	797,645	785,941	1.5%
Shareholders' equity	80,443	80,894	(.5)%
Book value per share	$ 22.10	$ 22.32	(1.0)%
Averages:			
Assets	925,875	909,343	18.1%
Earning assets	850,330	844,844	.6%
Loans	537,524	575,374	(6.6)%
Deposits	796,423	782,959	1.7%
Shareholders' equity	81,352	86,642	(6.1)%

Loan Growth
(in millions)


$454
$539
$578
$568
$497
'07
'08
'09
'10
'11

Deposit Growth
(in millions)


$526
$629
$755
$786
$798
'07
'08
'09
'10
'11

Asset Growth
(in millions)


$644
$842
$889
$920
$921
'07
'08
'09
'10
'11

To Our Shareholders,

2011 was a year of significant change for ECB Bancorp, Inc. and the East Carolina Bank. As quoted in last year's annual report: "Leaders of companies that go from good to great start not with the 'where' but with the 'who.'" In 2009 and 2010, we focused on the "who" by building our leadership team—a leadership team capable of navigating our franchise through the worst economic downturn since the great depression and leading ECB into the future. In 2011, we devoted much of our energy on the "where."



A. Dwight Utz
President and Chief Executive Officer

As you are aware, in June 2011, ECB entered into a securities purchase agreement with certain institutional investors to issue $79.7 million in Company common stock in a private placement offering at a price of $16.00 per share. Shortly thereafter, in July 2011, we entered into an agreement with The Bank of Hampton Roads to acquire the deposits and selected assets associated with seven Gateway branches, predominantly in the Raleigh-Durham/Chapel Hill MSAs. These agreements were a significant part of our efforts to redeem the Company's TARP securities and to position the Company for future growth opportunities.

Earlier this year, ECB and the investors mutually agreed to terminate the securities purchase agreement since not all required regulatory approvals necessary to complete the transaction had been received by all of the investors as of the termination date. Although we attempted to restructure an alternate transaction with the remaining investors, we were not able to reach an agreement on revised terms and conditions that we deemed were in the best interest of our Company and our shareholders. The termination of the securities purchase agreement also resulted in the termination of our branch acquisition agreement. Unfortunately, the terminated agreements contributed significantly to losses we incurred during the year and three months ended December 31, 2011.

Our Board of Directors and executive leadership team were disappointed that our expansion efforts were not successful and expect 2012 to be a transitional year with a more controlled growth strategy. We expect to build on our improved banking platform and look forward to the return of more normalized earnings and credit quality. Importantly, we remain a strong institution and are proud that we have remained well capitalized throughout the economic downturn.

FINANCIAL ANALYSIS AND IMPACT

It is important to communicate that our 2011 earnings were materially and negatively impacted by the substantial expense related to our efforts to raise capital over the past 18 months.

For the year ended December 31, 2011, net income was a loss of ($1,024,000), a decrease of (219%) compared to net income for the twelve months ended December 31, 2010 of $860,000. After adjusting for $1,063,000 in preferred stock dividends and accretion of warrant discount, the net loss attributable to common shareholders for the year ended December 31, 2011 was ($2,087,000) or ($0.73) per diluted share compared to a net loss of ($203,000), or ($0.07) per diluted share for the year ended December 31, 2010. The 2011 loss to common shareholders represents a higher loss than was reported in 2010 and was primarily attributable to a decrease in net gains on sales of securities, increased data processing fees and fees incurred in connection with the terminated private placement offering and branch acquisition. The termination of the private placement offering resulted in the recognition of certain costs and expenses related to the capital raise that totaled $1.7 million in aggregate.

In addition, as of December 31, 2011, ECB Bancorp held $921.3 million in total assets, $496.5 million in total loans, and $797.6 million in total deposits, representing changes of 0.2%, (12.5%), and 1.5% respectively, from December 31, 2010, when total assets were $919.9 million, total loans were $567.6 million, and total deposits were $785.9 million.

2011 KEY INITIATIVES ACCOMPLISHED

Despite the disappointing expansion efforts, there were many positive initiatives accomplished by ECB in 2011 that positioned ECB for long-term growth. In May we converted to a new core-processing system which provides the technology foundation to support a new and more efficient operations platform for our branch offices and our small business lenders. This system also provides customer intelligence and management reporting to support management decisions related to retaining, expanding and attracting new customer relationships. In 2012, the new system has already supported an innovative realignment of our consumer checking account product line with optional service bundles, the introduction of a Health Savings Account, and the offering of Iron Key—a security solution to help our customers protect their financial data at their place of business. Later this year, we plan to launch mobile banking to provide increased convenience to our customers. The mobile platform will allow our customers to check balances and pay bills on-line, which will provide them with the capability to bank with us from any location and at any time.

Another major accomplishment in 2011 was the creation of an Enterprise Risk Management function that has better positioned ECB to manage risk across the franchise. In June, we hired a Chief Enterprise Risk Officer and restructured our former Audit Committee as our Enterprise Risk Management Committee, which serves a much broader mission of monitoring risk in today's regulatory and legislative environment.

We also established a Customer Care Center which serves as a centralized hub for telephone, on-line account opening, e-mail, and electronic banking support as well as associate communication during natural disasters such as Hurricane Irene in August of 2011.

In March, we hired a Director of Learning and Talent Development to create ECB University. The University will provide learning opportunities for our associates across all functions within the Bank. Through the University we will gain a better understanding of the talent pool we possess and will be in a position to better leverage the skill sets of our associates. The University is integral in supporting our strategic goal of associate and customer engagement.

We also continued our commitment to growing our commercial banking, Agri-business, mortgage lending and wealth management businesses in 2011. We expanded our agricultural lending team in the Elizabeth City market; expanded our mortgage lending team into the Raleigh MSA; and expanded our wealth management team to provide better coverage in the Greenville and Wilmington markets. In addition, we realigned our commercial lenders under a specialized division to ensure we bring highly skilled professionals to more effectively meet the needs of our larger commercial clients.

BUILDING FOR TOMORROW

As we look to the years ahead, our overarching commitment remains creating shareholder value and serving as good stewards of your investment in ECB. Our key strategic initiatives are earnings enhancement; customer engagement; associate engagement; business innovation; communication; market development and building an Enterprise Risk Management framework. All of these initiatives are centered on delivering an unparalleled banking relationship to drive the continued growth of our customer base with the end objective being to position ECB as our customers' primary provider of financial services.

ECB has a long successful history of expanding into new markets and effectively building our presence in whatever markets we enter. Looking ahead, we will strategically focus on selected de novo growth in our existing markets and those contiguous to ECB's footprint. We believe that compared to other community banks in North Carolina, ECB is well positioned to capitalize upon the improving trends in the economy. As we move forward, other opportunities for both capital and the growth of our geographic footprint will continue to be evaluated.

As a Company, our growth will be built on the foundation of creating success for small businesses and individuals through innovation and expertise at every level of the organization. The Board of Directors and executive leadership team remain committed to the long-term success of ECB and are diligently working to enhance our earnings and create value for our shareholders. We look forward to 2012 and believe ECB is well positioned to capitalize upon opportunities that become available as the economy improves as evidenced by recent trends in eastern North Carolina. Thank you for your continued support and investment in ECB.

Sincerely,

A. Dwight Utz

A. Dwight Utz
President and Chief Executive Officer

On December 7, 2011 we were saddened by the passing of Mr. Ray Spencer who served on our Board of Directors for 31 years from February 20, 1974 until his retirement on April 19, 2005. His leadership, friendship and gentle spirit will be solely missed by his family here at ECB.

ECB Bancorp, Inc.

PROXY STATEMENT AND FORM 10-K

Post Office Box 337
Engelhard, North Carolina 27824

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

The 2012 Annual Meeting of Shareholders (the "Annual Meeting") of ECB Bancorp, Inc. (the "Company") will be held at 11:00 a.m., Eastern time, on Thursday, June 7, 2012, at the Washington Civic Center, located at 110 North Gladden Street, Washington, North Carolina.

The purposes of Annual Meeting are:

1. *Election of Directors.* To elect two directors to serve for terms of three years.

2. *Advisory Vote on Executive Compensation.* To vote on a non-binding, advisory resolution to approve the compensation paid or provided to our executive officers as disclosed in the accompanying proxy statement (a "say-on-pay" resolution).

3. *Amendment of the ECB Bancorp, Inc. 2008 Omnibus Equity Plan.* To vote on an amendment to the Company's 2008 Omnibus Equity Plan that would increase by 190,100 the number of shares reserved under the plan, permit directors to participate in the plan and increase the types of awards available for grant under the plan.

4. *Ratification of Appointment of Independent Registered Public Accounting Firm.* To vote on a proposal to ratify the appointment of Dixon Hughes Goodman LLP as our independent registered public accounting firm for the year ending December 31, 2012.

5. *Other Business.* To transact any other business properly presented for action at the Annual Meeting. (Note: The Board of Directors is not aware of any other business to come before the Annual Meeting.)

At the Annual Meeting, you may cast one vote for each share of our common stock you held of record on April 16, 2012, which is the record date for the Annual Meeting.

It is important that your shares be represented and voted at the Annual Meeting. Whether or not you plan to attend the Annual Meeting, please act promptly by voting via the Internet or by completing and returning the proxy card or voting instruction form sent to you. As described more fully in the accompanying proxy statement, if you attend the Annual Meeting, you may vote your shares in person, even if you have previously submitted a written proxy.

By Order of the Board of Directors,

A. Dwight Utz
President and Chief Executive Officer

Engelhard, North Carolina
April 27, 2012

YOUR VOTE IS IMPORTANT.
WHETHER YOU OWN ONE SHARE OR MANY, YOUR PROMPT COOPERATION IN VOTING YOUR PROXY CARD IS APPRECIATED.

Post Office Box 337
Engelhard, North Carolina 27824

PROXY STATEMENT

2012 ANNUAL MEETING OF SHAREHOLDERS

General

We are providing this proxy statement to you in connection with the solicitation of proxies by the Board of Directors of ECB Bancorp, Inc. (the "Company") for the Company's 2012 annual meeting of shareholders (the "Annual Meeting") and for any adjournment or postponement of the Annual Meeting. In this proxy statement, we may also refer to ECB Bancorp, Inc. as "ECB Bancorp," the "Company," "we," "our" or "us."

ECB Bancorp is the holding company for The East Carolina Bank. In this proxy statement, we may also refer to The East Carolina Bank as the "Bank."

We are holding the Annual Meeting at 11:00 a.m., Eastern time, on Thursday, June 7, 2012, at the Washington Civic Center, located at 110 North Gladden Street, Washington, North Carolina.

We intend to mail this proxy statement to shareholders of record beginning on or about April 27, 2012.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SHAREHOLDER MEETING TO BE HELD ON JUNE 7, 2012

This proxy statement, including the notice of annual meeting of shareholders, and the Company's 2011 annual report to shareholders are available at: www.myecb.com/voting

Who Can Vote at the Meeting

You are entitled to vote your shares of ECB Bancorp common stock that you owned as of April 16, 2012. As of the close of business on April 16, 2012, a total of 2,849,841 shares of ECB Bancorp common stock were outstanding. Each share of common stock has one vote.

Ownership of Shares; Attending the Annual Meeting

You may own shares of ECB Bancorp in one of the following ways:

- Directly in your name as the shareholder of record; or
- Indirectly through a broker, bank or other holder of record in "street name."

If your shares are registered directly in your name at our transfer agent, you are the holder of record of these shares and we are sending these proxy materials directly to you. As the holder of record, you have the right to give your proxy directly to us or to vote in person at the Annual Meeting.

As the beneficial owner, you have the right to direct your broker, bank or other holder of record how to vote by filling out a voting instruction form that accompanies your proxy materials. Your broker, bank or other holder of record may allow you to provide voting instructions by telephone or by the Internet. Please see the instruction form provided by your broker, bank or other holder of record that accompanies this proxy statement.

If you hold your shares in street name, you will need photo identification and proof of ownership to be admitted to the Annual Meeting. A recent brokerage statement or letter from a bank or broker are examples of proof of ownership. If you want to vote your shares of ECB Bancorp common stock held in street name in person at the Annual Meeting, you must obtain a written proxy in your name from the broker, bank or other nominee who is the record holder of your shares.

Quorum and Vote Required

Quorum. We will have a quorum and will be able to conduct the business of the Annual Meeting if the holders of a majority of the outstanding shares of common stock entitled to vote are present at the Annual Meeting, either in person or by proxy.

Votes Required for Proposals. At the Annual Meeting, shareholders will elect two directors to serve for a term of three years. In voting on the election of directors, you may vote in favor of the nominees, withhold votes as to both nominees, or withhold votes as to a specific nominee. There is no cumulative voting for the election of directors. Directors must be elected by a plurality of the votes cast at the Annual Meeting. This means that the nominees receiving the greatest number of votes will be elected.

In voting on the non-binding resolution to approve the compensation of the Company's named executive officers, you may vote in favor of the proposal, vote against the proposal or abstain from voting. To approve the non-binding resolution, the affirmative vote of a majority of the votes cast at the Annual Meeting is required. The results of the vote on the compensation of the named executive officers are not binding on the Board of Directors.

In voting on the amendment to the Company's 2008 Omnibus Equity Plan, you may vote in favor of the proposal, vote against the proposal or abstain from voting. To approve the proposal to amend the 2008 Omnibus Equity Plan, the affirmative vote of a majority of the votes cast at the Annual Meeting is required.

In voting on the ratification of the appointment of Dixon Hughes Goodman LLP as the Company's independent registered public accounting firm, you may vote in favor of the proposal, vote against the proposal or abstain from voting. To ratify the appointment of Dixon Hughes Goodman LLP as our independent registered public accounting firm for 2012, the affirmative vote of a majority of votes cast at the Annual Meeting is required.

Effect of Not Casting Your Vote. If you hold your shares in street name, it is critical that you cast your vote. Current regulations restrict the ability of your bank or broker to vote your uninstructed shares in the election of directors and on other matters, including the advisory vote on executive compensation and the proposal to amend the Company's 2008 Omnibus Equity Plan, on a discretionary basis. Thus, if you hold your shares in street name and you do not instruct your bank or broker how to vote in the election of directors or with respect to the advisory vote on executive compensation and the proposal to amend the Company's 2008 Omnibus Equity Plan, no votes will be cast on your behalf. These are referred to as broker non-votes. Your bank or broker will, however, continue to have discretion to vote any uninstructed shares on the ratification of the appointment of the Company's independent registered public accounting firm. If you are a shareholder of record and you do not cast your vote, no votes will be cast on your behalf on any of the items of business at the Annual Meeting.

How We Count Votes. If you return valid proxy instructions or attend the Annual Meeting in person, we will count your shares to determine whether there is a quorum, even if you abstain from voting. Broker non-votes also will be counted to determine the existence of a quorum.

In the election of directors, votes that are withheld and broker non-votes will have no effect on the outcome of the election.

In counting votes on the non-binding resolution to approve the compensation of the Company's named executive officers, the proposal to amend the Company's 2008 Omnibus Equity Plan and the proposal to ratify the selection of the Company's independent registered public accounting firm, abstentions and broker non-votes will not be counted as votes cast and will have no effect on the outcome of the voting on the proposals.

Voting by Proxy

The Company's Board of Directors has prepared this proxy statement to request that you allow your shares of Company common stock to be represented at the Annual Meeting by the persons named in the Company's proxy card. All shares of Company common stock represented at the Annual Meeting by properly executed and dated proxies will be voted according to the instructions indicated on the proxy card. If you sign, date and return a proxy card without giving voting instructions, your shares will be voted as recommended by the Company's Board of Directors. The Board of Directors recommends that you vote:

- **"FOR"** each of the nominees for director;
- **"FOR"** the approval of the compensation of the Company's named executive officers;
- **"FOR"** the amendment to the Company's 2008 Omnibus Equity Plan; and
- **"FOR"** the ratification of the appointment of Dixon Hughes Goodman LLP as the Company's independent registered public accounting firm.

If any matters not described in this proxy statement are properly presented at the Annual Meeting, the persons named in the proxy card will use their judgment to determine how to vote your shares. This includes a motion to adjourn or postpone the Annual Meeting to solicit additional proxies. If the Annual Meeting is postponed or adjourned, your ECB Bancorp common stock may also be voted by the persons named in the proxy card on the new meeting date, unless you have revoked your proxy. The Company does not currently know of any other matters to be presented at the Annual Meeting.

You may revoke your proxy at any time before the vote is taken at the Annual Meeting. To revoke your proxy, you must either advise the Corporate Secretary of the Company in writing before your common stock has been voted at the Annual Meeting, deliver a later-dated proxy or attend the Annual Meeting and vote your shares in person. Attendance at the Annual Meeting will not in itself constitute revocation of your proxy.

Instead of voting by mailing a proxy card, registered shareholders can vote their shares of Company common stock via the Internet. The Internet voting procedures are designed to authenticate shareholders' identities, allow shareholders to provide their voting instructions and confirm that their instructions have been recorded properly. Specific instructions for Internet and telephone voting are set forth on the Company's proxy card. The deadline for voting via the Internet is 5:00 p.m., Eastern time, on Wednesday, June 6, 2012.

PROPOSAL 1: ELECTION OF DIRECTORS

General

The Company's Board of Directors currently consists of eight members. The Board is divided into three classes with three-year staggered terms, with approximately one-third of the directors elected each year. The Board of Directors' nominees for election this year, to serve for a three-year term or until their respective successors have been elected and qualified, are George T. Davis, Jr. and John F. Hughes, Jr. Both of the nominees are currently directors of the Company and the Bank.

Unless you indicate on the proxy card that your shares should not be voted for certain nominees, the Board of Directors intends that the proxies solicited by it will be voted for the election of each of the Board's nominees. If any nominee is unable to serve, the persons named in the proxy card would vote your shares to approve the election of any substitute proposed by the Board of Directors. At this time, we know of no reason why any nominee might be unable to serve.

Information regarding the nominees for election at the Annual Meeting, as well as our incumbent directors, is provided below. Unless otherwise stated, each individual has held his or her current occupation for the last five years. The age indicated for each individual is as of December 31, 2011. The indicated period of service as a director includes the period of service as a director of the Bank.

The Board of Directors recommends that shareholders vote "FOR" the election of both of the nominees.

Nominees

The following table lists information about each nominee, including a description of his or her principal occupation and business experience.

Name and Age	Positions with the Company and the Bank	First Elected	Proposed Term of Office	Principal Occupation and Business Experience
George T. Davis, Jr. (57)	Vice Chairman	1979	3 years	Attorney; sole proprietor, Davis & Davis (law firm), Swan Quarter, NC
John F. Hughes, Jr. (66)	Director	1996	3 years	Retired; former Chairman and Chief Executive Officer, Eastern NC Natural Gas Co., Edenton, NC (2001 - 2005), Executive Director, Albemarle Pamlico Economic Development Corp. (2001 - 2005), and Regional Manager and Manager of Governmental Affairs, North Carolina Power, Inc. (utility company), Manteo, NC (1984 - 2000), current member and manager, May & Hughes, LLC (commercial leasing) (since 2002) and Keyless Innovations (smart house technology) (since 2003), Kitty Hawk, NC

Incumbent Directors

Name and Age	Positions with Us and the Bank	First Elected/ Current Term Expires	Principal Occupation and Business Experience
Joseph T. Lamb, Jr. (78)	Director	1981 / 2013	Owner, Joe Lamb, Jr. & Associates, Inc. (real estate sales and rentals), Kitty Hawk, NC, Owner, Lamb Realty, Inc (rentals and realty company), Kitty Hawk, NC
A. Dwight Utz (58)	President, Chief Executive Officer and Director	2009 / 2013	The Company's and the Bank's President and Chief Executive Officer (since 2009). For information on Mr. Utz's business experience prior to joining the Company and the Bank, see "*Executive Officers*."
Michael D. Weeks (58)	Director	2005 / 2013	President and owner, Michael Weeks Agency (marketing and advertising consultant), Washington, NC (since 2007); previously, Vice President and General Manager, WITN-TV (television broadcasting), Washington, NC (1991 - 2007)
J. Bryant Kittrell III (60)	Director	1990 / 2014	President and owner, Kittrell & Associates, Inc., and managing partner (since 2004), Kittrell & Armstrong LLC (commercial/industrial real estate development and sales), Greenville, NC
B. Martelle Marshall (62)	Director	1993 / 2014	President and co-owner, Martelle's Feed House Restaurant (restaurant and catering), Engelhard, NC
R. S. Spencer, Jr. (71)	Chairman	1963 / 2014	President, R. S. Spencer, Inc. (retail merchant), Engelhard, NC

Factors Bearing on Qualifications of Directors and Nominees

The experience, qualifications, attributes, skills and other factors that led our Board to conclude that each of our directors listed in the table above should serve or continue to serve as a director are described below.

George T. Davis, Jr.

- Understanding of our culture, values and goals derived from service as our director since 1979;
- Knowledge of the economy in a large part of our market area;
- Ability to analyze financial information relating to our loan customers;
- Management experience through managing, operating, and growing a rural law practice for 30 years; and
- Ability to identify with the financial needs of small and mid-sized businesses, which is the largest business segment of our market, and with farmers, who also make up a large segment of our customer base.

John F. Hughes, Jr.

- Understanding of our culture, values and goals derived from service as our director since 1996;
- Understanding of business and capital planning and budgeting derived from years as regional vice president of North Carolina Power;
- Familiarity with regulatory agencies and procedures garnered through his experience working with a large electric utility, which, like banking, is heavily regulated;

- Knowledge of a significant portion of our market gained through years of working in that same market with North Carolina Power;
- Ability to analyze financial information relating to our loan customers; and
- Visible and active community and statewide leader.

Joseph T. Lamb, Jr.

- Understanding of our culture, values and goals derived from service as our director since 1981;
- Knowledge of the economy in a large part of our market area;
- Management experience through managing, operating, and growing a successful realty firm for over 30 years;
- Intimate knowledge of the real estate market and the values and income potential of real estate in our area through his real estate business; and
- Visible and active community leader.

A. Dwight Utz

- Knowledge of the Company and the Bank through his position as our President and Chief Executive Officer;
- Broad knowledge of the banking industry through experience in both community and super-regional bank environments and geographical breadth of previous positions;
- Executive management experience in various business functions in banks where he has been employed, including human resources, bank mergers and acquisitions, retail banking, sales and business development, marketing, and strategic technology initiatives;
- Knowledge of and experience with various agencies that regulate banks; and
- Active in industry and community leadership roles on local, state and national level.

Michael D. Weeks

- Understanding of our culture, values and goals derived from service as our director since 2005;
- Knowledge of regulatory processes and issues gained through years of experience in the commercial media business, particularly in the broadcast television industry;
- Understanding of marketing, advertising and branding as owner and operator of an advertising consulting business;
- Knowledge of the residential real estate market in a portion of our banking market through experience with and ownership of a real property management company and residential real estate properties; and
- Visible and active community and statewide leader.

J. Bryant Kittrell III

- Understanding of our culture, values and goals derived from service as our director since 1990;
- Knowledge of banking and financial products from prior experience as a retail banker and a retail securities broker;
- Knowledge of governance issues through service on boards of various governmental and charitable organizations; and
- Varied prior board experience through service on most of our major board committees.

B. Martelle Marshall

- Understanding of our culture, values and goals derived from service as our director since 1993;
- Ability to identify with the financial needs of small and mid-sized businesses, which is the largest business segment of our market;
- Knowledge of and experience with agricultural lending;
- Knowledge of and experience with the hospitality industry which is a significant component of the economy in a portion of our banking market and from which a significant portion of our business is derived; and
- Management experience through owning and operating a successful restaurant and catering business since 1997.

R. S. Spencer, Jr.

- Understanding of our culture, values and goals derived from service as our director since 1963;
- Knowledge of the economy in a large part of our market area;
- Management experience through managing, operating, and growing a successful mercantile business for nearly 50 years;
- Ability to identify with the financial needs of small and mid-sized businesses, which is the largest business segment of our market; and
- Visible and active community leader.

CORPORATE GOVERNANCE

Our Board of Directors has adopted Corporate Governance Guidelines that describe the principles and practices that our Board will follow in carrying out its responsibilities. Together with our Bylaws, the Guidelines establish various processes related to the structure and leadership of our Board and the governance of the Company, including certain of the matters described below.

Director Independence

Determination of Independent Directors. Each year our Board of Directors reviews transactions, relationships and other arrangements involving our directors and determines which directors the Board considers to be "independent." In making such determinations, the Board applies the independence criteria contained in the listing requirements of the NYSE Amex. The Board has directed our Enterprise Risk Management Committee to assess each outside director's independence and report its findings to the Board in connection with the Board's annual determinations, and to monitor the status of each director on an ongoing basis and inform the Board of changes in factors or circumstances that may affect a director's ability to exercise independent judgment. As a result of such review, the Board of Directors has determined that each of the Company's directors is independent under the listing requirements of the NYSE Amex, except for Mr. Utz, whom we currently employ as President and Chief Executive Officer.

In addition to the specific NYSE Amex criteria, in assessing the independence of our directors the Enterprise Risk Management Committee and the Board consider whether they believe transactions that are disclosable in our proxy statements as "related person transactions," or any other transactions, relationships, arrangements or other factors, could impair a director's ability to exercise independent judgment. In its determination of director independence, those other factors considered by the Enterprise Risk Management Committee and the Board included the Bank's lending relationships with directors and Mr. Davis' legal representation of Bank borrowers from time to time in their loan transactions with the Bank.

Executive Sessions of Independent Directors. Our independent directors meet separately, in executive session, without management being present, at least quarterly in conjunction with meetings of the Board of Directors and, at their discretion, they may hold separate meetings other than in conjunction with Board meetings. During 2011, the independent directors met ten times in executive session. In addition to those meetings, independent directors who are members of the Board's Executive Committee met fifteen times in executive session in conjunction with meetings of that Committee.

Lead Independent Director. Under our Corporate Governance Guidelines, if the Chairman elected by our Board is not an independent director, then our independent directors will elect a separate "Lead Independent Director." Our current Chairman is an independent director, so we do not have a separate Lead Independent Director.

Board Leadership Structure

Our Board annually elects a Chairman, whose duties are described in our Bylaws, and the Board performs its oversight role through various committees which are appointed by the Board based on the recommendation of its independent Nominations Committee. Those committees may be established as separate committees of our Board or as joint committees of the Company's and the Bank's Boards. Our current Chairman is an outside, independent director. However, the Board may select any of its members to serve as Chairman, and it has no policy as to whether the Chairman may be an officer or must be an independent director.

The Corporate Governance Guidelines established by the Board provide that, if our Chairman is not an independent director, then each year our independent directors will elect a separate Lead Independent Director whose duties and authority will include:

- Presiding at executive sessions and separate meetings of our independent directors, and serving as the liaison between the independent directors and our Chairman and management;
- Consulting with the Chairman and management regarding concerns of our independent directors and matters discussed, decisions reached, or suggestions made, at executive sessions and separate meetings of independent directors;
- Consulting with the Chairman regarding the schedule, agenda, and information for Board meetings;
- Consulting with the Chairman with respect to consultants who may report directly to the Board;
- Consulting with the Chairman and management as to the quality, quantity, and timeliness of information provided to the Board by management;
- Convening meetings of our independent directors as necessary or appropriate;
- Being available, as appropriate, for communications with our shareholders; and
- Such other duties and authority as is described elsewhere in the Corporate Governance Guidelines and as the Board may from time to time determine.

Additionally, as described below under the heading *"Committees of our Board,"* all matters pertaining to executive compensation and the selection of nominees for election as directors are subject to the review and recommendation of Board committees made up of independent directors, and our Corporate Governance Guidelines provide that:

- All outside directors have full access to any member of management and to the Company's and the Bank's independent registered public accounting firm and internal auditors for the purpose of understanding issues relating to our business;
- Our management will arrange for our outside advisors to be made available for discussions with the Board, a Board committee, our independent directors as a group, or individual directors; and

- The Board, each Board committee, and our independent directors as a group, in each case by a majority vote, have the authority to retain independent advisors from time to time, at our expense, and separate and apart from our regular advisors.

Our Board believes that the provisions described above provide for a leadership structure that is appropriate for a company our size, without regard to whether our Chairman is an independent director.

Board's Role in Risk Management

As is the case with other management functions, our executive management team has primary responsibility for managing the risks we face. However, as a bank holding company, our business involves financial risks that do not exist, or that are more extensive than the risks that exist, in some other types of businesses. We are subject to extensive regulation that requires us to assess and manage those risks, and during their periodic examinations our regulators assess how well we do that. As a result, our Board is actively involved in overseeing our enterprise risk management function.

Our Board administers its oversight function primarily through committees which may be established as separate or joint committees of the Company's and/or the Bank's Boards. Those Board committees include, but are not limited to, our Enterprise Risk Management Committee, Compensation Committee, Nominations Committee, Asset/Liability Committee and Executive Committee, and the functions of those committees are described below under the heading *"Committees of Our Board."* Our Chief Executive Officer, Chief Financial Officer and other officers who oversee departments or divisions within the Company and Bank (including credit administration, asset/liability management, sales and services management, human resources, technology, enterprise risk management and internal audit) make reports directly to one or more of those committees.

We have an Enterprise Risk Management Department which is headed by a Chief Enterprise Risk Officer whose responsibilities include supervision of our internal audit, compliance, appraisal review and credit quality review functions. The Enterprise Risk Management Department, along with our Audit Manager and Compliance Officer, make reports directly to the Enterprise Risk Management Committee. Our Chief Enterprise Risk Officer and our Chief Administrative Officer also work directly with our Compensation Committee in its periodic reviews of the Company's and the Bank's compensation plans to ensure continued oversight and mitigation of risk within our compensation practices and that (i) arrangements in which our senior executive officers participate do not encourage those officers to take unnecessary and excessive risks that threaten the value of the Company, and (ii) arrangements in which employees in general participate do not encourage the manipulation of our reported earnings to enhance the compensation of any employees.

Attendance by Directors at Meetings

Board of Director Meetings. During 2011, the Company's Board of Directors met 25 times, and each director attended 75% or more of the aggregate number of meetings of the Board and of any committees on which he served.

Annual Meetings. Attendance by our directors at our annual meetings of shareholders gives directors an opportunity to meet, talk with and hear the concerns of shareholders who attend those meetings, and it gives those shareholders access to our directors that they may not have at any other time during the year. Our Board of Directors recognizes that directors have their own business interests and are not our employees, and that it is not always possible for them to attend our annual meetings of shareholders. However, our Board's policy is that attendance by directors at our annual meetings of shareholders is beneficial to us and to our shareholders, and our directors are strongly encouraged to attend each annual meeting whenever possible. All nine of our then-current directors attended our 2011 annual meeting of shareholders.

Communications with Our Board

Our Board of Directors encourages our shareholders to communicate with it regarding their concerns and other matters related to our business, and the Board has established a process by which shareholders may send written communications to the Board or to one or more individual directors. Shareholders may address and mail their communication to our Corporate Secretary at:

ECB Bancorp, Inc.
Attention: Lorie Y. Runion, Corporate Secretary
Post Office Box 337
Engelhard, North Carolina 27824

Shareholders also may send their communications by email to ecbdirectors@myecb.com. Shareholders should indicate whether their communications are directed to the entire Board of Directors, to a particular committee of the Board or its Chairman, or to one or more individual directors. All communications will be reviewed by our Corporate Secretary and, with the exception of communications our Corporate Secretary considers to be unrelated to the Company's or the Bank's business, forwarded to the intended recipients. Copies of communications from a customer of the Bank relating to a deposit, loan or other financial relationship or transaction will be forwarded to the department or division of the Bank that is most closely associated with the subject of the communication.

Code of Ethics

Our Board of Directors has adopted a Code of Ethics which applies to our directors and executive officers, including our senior financial officers. Among other things, the Code of Ethics is intended to promote: (i) honest and ethical conduct; (ii) the ethical handling of actual or apparent conflicts of interests between personal and professional relationships; (iii) full, fair, accurate, timely and understandable disclosure in reports and documents that we file with the U.S. Securities and Exchange Commission (the "SEC") and other public communications we make; (iv) compliance with governmental laws, rules and regulations; (v) prompt internal reporting of violations of the Code of Ethics to the Board's Enterprise Risk Management Committee; and (vi) accountability for adherence to the Code of Ethics.

A copy of the Code of Ethics is available on our website at www.myecb.com. Illegal or unethical behavior, violations of the Code of Ethics, or accounting or auditing concerns, may be reported, anonymously or otherwise, by mail addressed to the Chairman of our Enterprise Risk Management Committee or the Bank's Chief Enterprise Risk Officer at:

The East Carolina Bank
Post Office Box 337
Engelhard, North Carolina 27824

COMMITTEES OF OUR BOARD

General

Among other committees, our Board of Directors has three independent, standing committees that assist the Board in oversight and governance matters. They are the Enterprise Risk Management Committee, the Compensation Committee and the Nominations Committee. We believe that each member of these Committees is an "independent director" as that term is defined by the NYSE Amex's listing standards. Each of these Committees operates under a written charter approved by our Board that sets out the Committee's composition, authority, duties and responsibilities. Current copies of the charters of those Committees are posted on our website at www. myecb.com. The Board also has an Executive Committee, of which a majority of the members are independent directors, and an Asset/Liability Committee. The current members of each Committee are listed in the following table, and the function of and other information about each Committee is described in the paragraphs below.

Director	Enterprise Risk Management Committee	Compensation Committee	Nominations Committee	Asset/Liability Committee(1)	Executive Committee
George T. Davis, Jr.		X*	X		X
John F. Hughes, Jr.	X			X*	
J. Bryant Kittrell III	X*	X	X*		X
Joseph T. Lamb, Jr.		X			X
B. Martelle Marshall	X				
R.S. Spencer, Jr.	X	X	X	X	X
A. Dwight Utz				X	X*
Michael D. Weeks				X	
Number of Meetings in 2011	7	12	7	12	22

* Denotes Chairperson

(1) The following executive officers also serve on the Asset/Liability Committee: (i) Thomas M. Crowder, Executive Vice President and Chief Financial Officer; (ii) James J. Burson, Executive Vice President and Chief Revenue Officer; and (iii) T. Olin Davis, Executive Vice President and Chief Credit Officer.

Enterprise Risk Management Committee

Our Enterprise Risk Management Committee is a joint committee of the Company's and the Bank's Boards of Directors. Under its charter, the Committee functions as our audit committee and, among its other duties, is responsible for: (i) selecting our independent registered public accounting firm and approving their compensation and the terms of their engagement; (ii) approving services proposed to be provided by the independent registered public accounting firm; and (iii) monitoring and overseeing the quality and integrity of our accounting and financial reporting process and systems of internal controls.

The Committee reviews various reports from our independent registered public accounting firm (including its annual report on our audited consolidated financial statements), reports we file under the Securities Exchange Act of 1934, and reports of examinations by our regulatory agencies, and it oversees our internal audit program. Also, as described above under the caption *"Director Independence,"* our Board has directed the Enterprise Risk Management Committee to monitor and make annual reports regarding the independence of our directors and, as described below under the heading *"Transactions with Related Persons,"* the Board has directed the Committee to review and approve certain transactions, arrangements or relationships with the Bank in which one of our related persons has a material interest.

The rules of the SEC require that we disclose whether our Board of Directors has determined that our Enterprise Risk Management Committee includes a member who qualifies as an "audit committee financial expert" as that term is defined in the SEC's rules. To qualify as an audit committee financial expert under the

SEC's rules, a person must have a relatively high level of accounting and financial knowledge or expertise which he or she has acquired through specialized education or training or through experience in certain types of positions. The Enterprise Risk Management Committee currently does not have an "audit committee financial expert." However, the Board of Directors believes that each Enterprise Risk Management Committee member has sufficient knowledge in financial and auditing matters to serve on the committee.

Nominations Committee

Under its written charter, and among its other duties and responsibilities assigned from time to time by the Board, our Nominations Committee recommends candidates to the Board for selection as nominees for election as directors at our annual meetings of shareholders and for appointment to fill vacancies on the Board.

The Committee's charter and our Corporate Governance Guidelines provide for the Committee annually to recommend individuals who have personal and professional integrity, sound judgment, business acumen, and the time, ability and commitment to make a constructive and meaningful contribution to the Board, and who, with other members of the Board, will be effective in collectively serving the long-term interests of our shareholders. Candidates also must satisfy applicable requirements of state and federal banking regulators, and the Committee may develop other criteria or minimum qualifications for use in identifying and evaluating candidates. The Board makes all final decisions regarding nominations. In identifying candidates to be recommended to the Board of Directors from time to time, the Committee considers incumbent directors and candidates suggested by our management, other directors, and our shareholders. The Committee has not used the services of a third-party search firm. Shareholders who wish to recommend candidates to the Committee should send their recommendations in writing addressed as follows:

Nominations Committee
ECB Bancorp, Inc.
Attention: Lorie Y. Runion, Corporate Secretary
Post Office Box 337
Engelhard, North Carolina 27824

Each recommendation should be accompanied by:

- The full name, address and telephone number of the person making the recommendation, and a statement that the person making the recommendation is a shareholder of record (or, if the person is a beneficial owner of our shares but not a record holder, a statement from the record holder of the shares verifying the number of shares beneficially owned), and a statement as to whether the person making the recommendation has a good faith intention to continue to hold those shares through the date of our next annual meeting of shareholders;
- The full name, address and telephone number of the candidate being recommended, information regarding the candidate's beneficial ownership of our stock and any business or personal relationship between the candidate and the person making the recommendation, and an explanation of the value or benefit that the person making the recommendation believes that the candidate would provide as a director;
- A statement signed by the candidate that he or she is aware of and consents to being recommended to the Committee and will provide information that the Committee may request in connection with its evaluation of candidates;
- A description of the candidate's current principal occupation, business or professional experience, previous employment history, educational background, and any particular skills, experience, or areas of expertise;
- Information regarding any business or personal relationships between the candidate and any of the Company's or the Bank's customers, suppliers, vendors, competitors, directors or officers, affiliated

companies, or other persons with any special interest regarding the Company or any of its affiliated companies, and any transactions between the candidate and the Company or any of its affiliated companies; and

- Any information in addition to the above regarding the candidate that would be required to be included in our proxy statement pursuant to the SEC's Regulation 14A (including without limitation information regarding legal proceedings in which the candidate has been involved within the past ten years).

In order to be considered by the Committee in connection with its recommendations of candidates for selection as nominees for election as directors at an annual meeting of shareholders, a shareholder's recommendation must be received by the Committee not later than the 120th day prior to the first anniversary of the date that our proxy statement was first mailed to our shareholders in conjunction with our preceding year's annual meeting of shareholders. Recommendations submitted by shareholders other than in accordance with these procedures will not be considered by the Committee.

The Committee will evaluate candidates recommended by shareholders in a manner similar to its evaluation of other candidates. The Committee considers the overall composition of the Board in light of our current and future needs and will select candidates to be recommended to the Board of Directors each year based on its assessment of, among other things, (i) candidates' business, professional, personal and educational background, skills, experience and expertise; (ii) community leadership; (iii) independence; (iv) potential contributions to the Board that are unusual or unique; (v) knowledge of our company, the Bank, and their respective operations; (vi) personal financial interest in the Company's and the Bank's long-term growth, stability, and success; (vii) the performance and past and future contributions of our current directors, and the value of continuity and prior Board experience; (viii) the existence of one or more vacancies on the Board; (ix) the need for a director possessing particular attributes, skills, experience or expertise; (x) the role of directors in the Bank's business development activities; (xi) diversity; and (xii) other factors that it considers relevant, including any specific qualifications the Board adopts from time to time.

The Committee and our Board recognize the benefits derived from a Board composed of individuals who bring different attributes, experiences, and perspectives to the Board's deliberations. However, they do not consider diversity for the sake of diversity to be a basis for the nomination, election or appointment of a director, and they have not adopted any written or mandatory diversity policy or criteria that are applicable to the director nominations process. In evaluating and selecting prospective nominees, diversity is one of the multiple factors considered by the Committee and the Board. For these purposes, they consider diversity to encompass a variety of characteristics of candidates, including, by way of example, business and professional experience, academic background, geographic location within our banking markets, gender and race.

The Nominations Committee recommended to our Board of Directors that our current directors listed above under the caption *"Nominees"* whose terms are expiring at the Annual Meeting be nominated for re-election for new terms of office.

Compensation Committee

Under its written charter, and in addition to other duties that may be assigned from time to time by the Boards, our Compensation Committee reviews and provides overall guidance to the Board of Directors regarding our executive compensation and benefit programs and makes recommendations to the Board regarding: (i) cash and other compensation paid or provided to the Company's and the Bank's President and Chief Executive Officer and other executive officers; (ii) the adoption of new compensation or benefit plans, or changes in existing plans, under which compensation or benefits are or will be paid or provided to those persons; (iii) the administration of the Company's 2008 Omnibus Equity Plan and the Bank's annual incentive program; and (iv) reviews and makes recommendations to the Board of Directors regarding amounts of compensation paid to our directors and, to the extent requested by the Board, benefit programs and compensation paid (individually or in the aggregate) to other employees of the Bank.

The Committee, along with our Chief Enterprise Risk Officer, periodically reviews the Company's and the Bank's compensation plans to determine whether there are potential areas of risk that reasonably could be expected to have a material adverse effect on our business and financial results and to ensure continued oversight and mitigation of risk within our compensation practices. In particular, in connection with our participation in the U.S. Department of the Treasury's TARP Capital Purchase Program, the Committee is required to meet with our Chief Enterprise Risk Officer every six months to review and discuss our compensation arrangements to ensure that arrangements in which our senior executive officers participate do not encourage those officers to take unnecessary and excessive risks that threaten the value of the Company, and that arrangements in which employees in general participate do not encourage the manipulation of our reported earnings to enhance the compensation of any employees.

In performing its duties, the Committee may, if it considers it appropriate, delegate any of its responsibilities to a subcommittee. However, any subcommittee must be composed entirely of independent directors. The Committee is authorized to conduct investigations, and to request and consider any information (from management or otherwise) that it believes is necessary, relevant or helpful in its deliberations and in making its recommendations. It may rely on information provided by management without further verification. However, under its charter, when the Committee takes an action, it should exercise independent judgment on an informed basis and in a manner it considers to be in the best interests of our shareholders. In reviewing and considering the recommendations it will make to the Board of Directors regarding the compensation of our directors and executive officers, the Committee considers information provided by our President and Chief Executive Officer, including in the case of officers other than himself, information about those other officers' individual performance and his recommendations as to their compensation. After receiving the Committee's recommendations, the Board of Directors or the Executive Committee will make all final decisions regarding compensation matters.

The Committee may retain the services of outside counsel or consultants, at the Company's expense, and on terms (including fees) approved by the Company. During 2011, the Committee retained the services of ZRG Partners and Equias Alliance, LLC to provide executive and director compensation benchmarking and to review and advise the Committee with respect to various other executive and director compensation matters, including the Bank's supplemental retirement arrangements with certain officers and directors, and the structuring of proposed new compensation arrangements that may be adopted in the future. Other than in an advisory capacity as described above, neither ZRG Partners nor Equias Alliance. LLC had any role in the actual recommendations made by the Committee to the Board of Directors, or in the Board's approval of amounts of executive or director compensation.

Asset/Liability Committee

The Asset/Liability Committee is a joint committee of the Company's and the Bank's Boards of Directors made up of three independent directors and four executive officers (including our Chief Executive Officer, Chief Financial Officer, Chief Credit Officer, and Chief Revenue Officer). The goal of our asset/liability management process is to maximize our net interest income, while protecting against risks to the economic values of our assets and liabilities resulting from changes in interest rates. The Committee's function is to assist the Board and executive management in managing our balance sheet, liquidity and interest rate sensitivity risk under varying economic environments in accordance with asset/liability policies and guidelines approved by the Board.

Executive Committee

Under the Company's Bylaws, the Executive Committee is authorized to exercise all the powers of the Boards in the management of the Company's and the Bank's affairs when the Board of Directors is not in session, subject to the ability of the full Board of Directors to limit the Committee's authority.

EXECUTIVE OFFICERS

We consider the following individuals to be the executive officers of the Company and the Bank:

A. Dwight Utz, age 58, was elected to serve as the Company's and the Bank's President and Chief Executive Officer effective July 1, 2009. Prior to his employment with us, he served as Executive Vice President and Chief Retail Officer for MidSouth Bancorp, a bank holding company headquartered in Lafayette, Louisiana, from 2001 until 2009. Previously, he was employed from 1972 to 1995 by CCNB Bank N.A., Camp Hill, Pennsylvania, where he held senior management positions and last served as Senior Vice President/Regional Market Executive. From 1995 to 2000 he was employed as a corporate Vice President of PNC Financial Services Group, Inc., Pittsburgh, Pennsylvania. Mr. Utz has a total of 39 years of banking experience.

Thomas M. Crowder, age 55, was employed as the Company's and the Bank's Executive Vice President and Chief Financial Officer effective on February 8, 2010. Previously, he served as managing partner with Ascential Equity LLC, an investment management company located in Richmond, Virginia, where he had been employed since 2007. From 2003 until 2007, he served as Executive Vice President and Chief Financial Officer of Trans Community Financial Corporation, a community bank holding company headquartered in Glen Allen, Virginia. Mr. Crowder began his banking career in 1978 as a banking officer and branch manager with Wachovia Bank and Trust Company in Raleigh, North Carolina. In 1983, he joined Sovran Bank as a Vice President and brokerage manager and later served as Vice President of Sovran Capital Management in Richmond, Virginia. In 1986, Mr. Crowder was named President of Crestar Securities Corporation (the broker-dealer subsidiary of Crestar Financial Corp, a regional bank holding company), followed by a position as Executive Vice President of the Guilford Company (a private financial services company). He has a total of 33 years of banking and financial experience.

James J. Burson, age 50, has served as the Company's and the Bank's Executive Vice President and Chief Revenue Officer since November 2, 2009. Prior to his employment with us, he was a principal in Diamond Management & Technology Consultants, Inc., Chicago, Illinois, a bank consulting firm, from 2006 to 2009. From 2005 to 2006, Mr. Burson served as a senior bank strategist for BancIntelligence, Atlanta, Georgia, a bank consulting and decision support software firm. From 1997 to 2005, he served as Senior Vice President for MarkeTech Systems/MapInfo, Raleigh, North Carolina, a bank consulting and decision support software firm. Previously, he was employed by PNC Financial Corporation, Pittsburgh, Pennsylvania, from 1993 to 1997 where he was in charge of strategic planning, sales management, distribution planning, merger integration and direct bank marketing, and by Andersen Consulting from 1989 to 1993 as a banking strategy and operations improvement consultant. He began his banking career with LaSalle National Bank, Chicago, Illinois, where he was employed for five years. Mr. Burson has a total of 26 years of banking experience.

T. Olin Davis, age 56, was elected to serve as the Company's and the Bank's Executive Vice President and Chief Credit Officer effective April 2010. He previously served as Senior Vice President and Chief Credit Officer since January 2007, and as Senior Vice President and Credit Policy Officer since September 2006. He was employed by the Bank from September 1993 until May 2006 during which time he last served as Senior Vice President, and Outer Banks Regional Manager. He was employed by First Carolina State Bank, Rocky Mount, North Carolina, as Chief Credit Officer from May 2006 until he rejoined the Bank. He has a total of 33 years of banking experience.

Lorie Y. Runion, age 60, was elected to serve as the Company's and the Bank's Executive Vice President/ Chief Administrative Officer and Corporate Secretary effective December 2011, and she previously had served as the Bank's Senior Vice President and Chief Administrative Officer since she was first employed on December 14, 2009. Prior to her employment with the Bank, she served from 2005 until 2009 as Vice President of Beach First National Bank, Myrtle Beach, South Carolina, with responsibilities in the areas of human resources and sales management; and, from 2002 until 2005, she was President of MarketPlace Strategies, a bank consulting firm also located in Myrtle Beach, South Carolina. From 1998 until 2001, she served as Executive

Vice President of First National Bank of Pennsylvania, Hermitage, Pennsylvania, with responsibilities in the areas of strategic planning, marketing, human resources, branch operations, and special projects; and, from 1982 until 1998, she was employed by Drovers Bank, York, Pennsylvania, where she last served as Senior Vice President – Marketing and Human Resources. From 1978 until 1982, Ms. Runion served as a Human Resources Officer with Southern Pennsylvania Bank, also in York, Pennsylvania. She has a total of 33 years of banking experience.

William S. Sampson, age 34, was elected to serve as the Company's and the Bank's Executive Vice President and Chief Information Officer effective December 2011 and had previously served as the Bank's Senior Vice President and Chief Information Officer since January 2011. Mr. Sampson was first employed by the Bank on January 5, 2010 as Vice President and Chief Information Officer. Mr. Sampson previously served as Senior Vice President and Chief Information Officer of Gateway Bank & Trust Company, Elizabeth City, North Carolina, from 2003 until 2010. He served in the United States Marine Corps from 1999 to 2003.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following information is furnished for the principal executive officer of the Company, and for the next two most highly compensated executive officers of the Company whose total compensation for the year ended December 31, 2011 exceeded $100,000. These individuals are referred to as the Company's "named executive officers" throughout this proxy statement.

Name and Principal Position	Year	Salary	Bonus	All Other Compensation[1]	Total
A. Dwight Utz	2011	$305,000	$—	$39,293	$344,293
President and Chief Executive Officer	2010	278,575	—	33,337	311,912
Thomas M. Crowder[2]	2011	200,000	—	12,427	212,427
Executive Vice President and Chief Financial Officer	2010	162,131	—	59,718[3]	221,849
James J. Burson	2011	200,000	—	69,204	269,204
Executive Vice President and Chief Revenue Officer	2010	185,417	—	18,674	204,091

(1) Details of the amounts reported in the "All Other Compensation" column for 2011 are provided in the table below:

	Mr. Utz	Mr. Crowder	Mr. Burson
Employer contributions to 401(k) Plan	$16,499	$6,024	$12,047
Group life insurance premiums	6,772	6,403	6,403
Perquisites	16,022[a]	—[b]	50,754[c]

(a) Includes $2,175 in reimbursable moving expenses, a permanent housing reimbursement totaling $5,771, long-term care insurance premiums totaling $5,387, club dues of $86 and an automobile allowance of $2,603.

(b) Did not exceed $10,000.

(c) Includes a one-time $50,000 reimbursable moving expense advance and an automobile allowance of $754.

(2) Mr. Crowder was employed by the Company and the Bank on February 8, 2010.

(3) Includes a one-time $51,000 reimbursable moving expense advance.

Employment and Severance Agreements

The Company's and the Bank's President and Chief Executive Officer, A. Dwight Utz, is employed by the Company and the Bank under an employment agreement. In addition, the Bank has entered into severance agreements with Thomas M. Crowder, the Company's and the Bank's Chief Financial Officer, and James J. Burson, the Company's and the Bank's Chief Revenue Officer. Under those agreements, the Bank agreed to provide Messrs. Crowder and Burson with specified benefits and to make payments to them if their employment is terminated involuntarily without cause before stated dates, or terminates under specified circumstances following a change in control. The Bank's agreements with Messrs. Utz, Crowder and Burson are described below.

Employment Agreement. Under Mr. Utz's employment agreement, the Bank agreed to:

- Employ him for a "rolling" term of three years that, at the end of each year, will be extended by one additional year unless the Bank gives notice that the agreement will no longer be extended;
- Pay him an annual base salary which is subject to annual review and periodic increase by the Bank's Board;
- Provide him with personal use of a Bank-owned vehicle, reimbursement for reasonable travel and other business-related expenses, and other benefits generally available to the Bank's employees, and pay premiums for a long-term care insurance policy covering him and his spouse; and
- Subject to restrictions under applicable U.S. Department of Treasury's TARP Capital Purchase Program Rules (the "CPP Rules"), provide for his participation in bonus or incentive plans and other benefits made available by the Bank to its executive officers.

The Company joined as a party to the agreement to provide that, for so long as Mr. Utz is employed by and serves as President and Chief Executive Officer of the Bank, he also will serve as our President and Chief Executive Officer.

Subject to restrictions on severance payments under the CPP Rules, if Mr. Utz's employment is terminated by the Bank without "cause" (as defined in the agreement), the Bank will be obligated to continue to pay his base salary for the then-current remaining term of the agreement (without any further extensions).

If at the effective time of, or any time within 18 months following a "change in control," as defined in the agreement, either (i) the Bank or its successor terminates Mr. Utz's employment without cause, or (ii) a "termination event" (as described below) occurs and, subject to specified notice and cure procedures, Mr. Utz terminates his own employment, then, in lieu of other termination payments provided for in the agreement, and subject to restrictions on severance payments under the CPP Rules, the Bank will be obligated to pay Mr. Utz, in 36 equal monthly payments, an aggregate amount equal to 2.99 times his "base amount" as defined in Section 280G of the Internal Revenue Code. In addition, if Mr. Utz chooses to purchase continued health insurance coverage under the Bank's plan pursuant to COBRA, the Bank will reimburse him for the cost of that coverage for 18 months or, if less, the maximum period during which it is available to him under the law, but not longer than the then-current remaining term of the agreement (without any further extensions).

A "termination event" will occur under Mr. Utz's agreement if, after a change in control, and without Mr. Utz's consent:

- His base salary is materially reduced;
- The agreement is breached as a result of his employee insurance, retirement or similar benefits being materially reduced in their level, scope or coverage, or eliminated, without being replaced with substantially similar plans or benefits, unless that action applies proportionately to all participating salaried employees of the Bank;

- He is transferred to a job location more than 75 miles from his previous location; or
- His duties are materially reduced such that, if the Company or the Bank continue to exist as a separate entity, he no longer serves in his previous position or, if the Company or the Bank do not continue to exist as a separate entity, he does not serve as an executive officer of our successor or report directly to the successor's Chairman, President or Chief Executive Officer.

If our Compensation Committee reasonably believes that any payment to be made to Mr. Utz under his employment agreement resulting from a change in control, whether separately or in combination with other payments pursuant to any other agreements or arrangements, would be a "parachute payment," as that term is defined in Section 280G of the Internal Revenue Code, without regard to Section 280G(e) of the Code, then the Bank may modify or reduce any such payments to the extent which the Committee in good faith deems to be necessary to avoid the imposition of excise taxes on Mr. Utz and the disallowance of a deduction to the Bank under Section 280G.

Pursuant to the terms of his employment agreement, Mr. Utz has agreed that for the 24-month period following any termination of his employment, or any longer period for which the agreement obligates the Bank for continued payments of his base salary, he may not compete with the Bank in Hyde County, North Carolina, the counties contiguous thereto, or the area within a 25 mile radius of any office maintained by the Bank.

The employment agreement provides that Mr. Utz will serve as a member of the Company's and the Bank's Board of Directors and that, subject to his continued satisfaction of eligibility requirements for service as a director, at the end of each term of office our Board of Directors will nominate Mr. Utz for re-election by our shareholders for a new term. Following his nomination at the end of each term, his service as a director will be subject to his election by a vote of our shareholders. Mr. Utz has agreed that, if his employment with the Bank or service as the Company's or the Bank's President and Chief Executive Officer terminates for any reason, his service as a director also will terminate.

Severance Agreements. Under the severance and change in control agreements with Messrs. Crowder and Burson, the Bank may terminate the officers' employment at any time and for any reason. However, subject to restrictions on severance payments under the CPP Rules, if, before a specified date (February 8, 2012 for Mr. Crowder and November 2, 2012 for Mr. Burson) (each, a "Severance Period"), the Bank terminates the officer's employment without cause, other than as a result of a disability, or following a "change in control" as discussed below, the Bank must pay him a lump-sum amount equal to his then-current base salary for six months. In the case of Mr. Burson's agreement, on November 2, 2012, and on the same date each succeeding year, the Severance Period will be extended for one additional year unless the Bank gives at least six months' advance notice that the Severance Period will no longer be extended.

Each of the two severance agreements contain provisions similar to those in Mr. Utz's employment agreement described above to the effect that if at the effective time of, or any time within 12 months following, a "change in control," as defined in the agreements, either (i) the Bank or its successor terminates the officer's employment without cause, or (ii) a "termination event" (which is defined to include the same events as in Mr. Utz's agreement) occurs and, subject to specified notice and cure procedures, the officer terminates his own employment, then, in lieu of other termination payments provided for in the agreement, and subject to restrictions on severance payments under the CPP Rules, the Bank will be obligated to pay the officer, in 18 equal monthly payments, an aggregate amount equal to 1.50 times his "base amount" as defined in Section 280G of the Internal Revenue Code. In addition, if the officer chooses to purchase continued health insurance coverage under the Bank's plan pursuant to COBRA, the Bank will reimburse the officer for the cost of that coverage for 18 months or, if less, the maximum period during which it is available to him under the law.

If our Compensation Committee reasonably believes that any payment to be made to Mr. Crowder or Mr. Burson under his agreement on account of a Change in Control, whether separately or in combination with other payments pursuant to any other agreements or arrangements, would be a "parachute payment," as that term is defined in Section 280G of the Internal Revenue Code, without regard to Section 280G(e) of the Code, then the Bank may modify or reduce any such payments to the extent which the Committee in good faith deems to be necessary to avoid the imposition of excise taxes on the officer and the disallowance of a deduction to the Bank under Section 280G.

As an inducement to their employment with the Bank, the agreements also provide for the Bank to reimburse the officers for, or advance funds to them to pay, various expenses associated with the relocation of their principal residences, including moving expenses, travel expenses, temporary living expenses, and/or expenses incurred in selling their previous residences, and securing new housing in their new location. Under Mr. Crowder's agreement, during 2010 the Bank made a one-time advance of $51,000 to him for those expenses. Under Mr. Burson's agreement, during 2011 the Bank made a one-time advance of $50,000 to him for those expenses.

Under Mr. Crowder's agreement and Mr. Burson's amended agreement, if the officer's employment terminates before a stated date (February 8, 2013 for Mr. Crowder, and January 4, 2013 for Mr. Burson), other than as a result of his death or involuntary termination without cause, he will be obligated to repay a portion of the amount advanced to him under his agreement for relocation expenses, with interest.

Potential Payments Upon Termination of Employment or a Change in Control

The employment and severance agreements and arrangements described above provide for Messrs. Utz, Crowder and Burson to receive payments and benefits from the Bank if their employment terminates under various circumstances. However, under the CPP Rules, the Company and the Bank are prohibited from paying severance, "golden parachute," and other such payments to any of our senior executive officers, or to certain of our other employees, in connection with any termination of their employment for any reason, other than payments relating to services already performed or benefits already accrued. As a result, notwithstanding the terms of those agreements, no severance or golden parachute payments could have been made to any of the three officers under their agreements if their employment had terminated on December 31, 2011.

In order to comply with the CPP Rules, our named executive officers have agreed that our Board of Directors or Compensation Committee may unilaterally, and without the officer's consent, modify their compensation agreements or arrangements (including by reducing or eliminating severance benefits) to the extent the Board, in its judgment, considers necessary to comply with the CPP Rules and guidance governing compensation paid by CPP participants.

Plan-Based Awards

We have two compensation plans under which awards have been granted, or from time to time in the future may be granted, to our executive officers, including our:

- Omnibus Stock Ownership and Long Term Incentive Plan (the "Old Plan"), which expired on January 21, 2008, but under which stock options and restricted stock awards remain outstanding that were granted prior to that date; and
- 2008 Omnibus Equity Plan, which was approved by our shareholders at our 2008 Annual Meeting to replace the Old Plan and under which options, restricted stock awards and performance share awards may be granted in the future.

When the Old Plan expired, 52,831 shares remained available for the grant of new awards. No new awards may be granted under the Old Plan following its expiration, but outstanding awards granted under the Old Plan prior to its expiration remain in effect and are subject to its terms. The 2008 Omnibus Equity Plan authorizes the issuance of up to 200,000 shares of our common stock in connection with awards granted under its terms.

Stock Options, Restricted Stock Awards and Performance Share Awards. A stock option gives the officer to whom it is granted the right to buy shares of our common stock during a stated period of time (ordinarily ten years) at a fixed price per share equal to the fair market value of our stock on the date the option is granted. Options usually "vest," or become exercisable, at intervals as to portions of the shares they cover based on a vesting schedule. They generally terminate immediately on the date of, or after a stated number of days following, the termination of an officer's employment. Options may be granted as "incentive stock options" that qualify for special tax treatment under the Internal Revenue Code, or they may be "non-qualified stock options" that do not qualify for that special tax treatment. All outstanding options we granted under the Old Plan were incentive stock options, and we expect that any options granted in the future under the 2008 Omnibus Equity Plan also will be incentive stock options.

Restricted stock awards are conditional grants of shares of our common stock to officers subject to specified restrictions that expire over time as to all or portions of the shares. When an award is granted, the shares are issued and the officer begins to receive cash dividends on the shares (at the same rate and on the same basis as our other shareholders) during the restriction period. However, the shares may not be sold or transferred until the restriction period ends. In most cases the shares become "vested" over time and, if the officer's employment terminates for any reason prior to the end of the restriction period, he forfeits all unvested shares. As the restrictions expire, the shares become "vested" and are released to the officer. However, during 2009, in connection with Mr. Utz's employment as our new Chief Executive Officer, we granted an award to him under which the shares were immediately vested but cannot be transferred until we no longer are a participant in the U.S. Department of the Treasury's TARP Capital Purchase Program.

In addition to stock options and restricted stock awards, the Old Plan authorized the grant of other types of awards, including long-term incentive compensation awards (cash awards that would be earned based on our performance measured against set goals over a period of two or more years) and stock appreciation rights. However, we never granted any such other awards. The 2008 Omnibus Equity Plan authorizes the grant of performance share awards which are awards of shares of our common stock that may be earned based on performance objectives or criteria specified at the time the awards are granted. Like restricted stock awards, performance shares would be granted subject to conditions that must be satisfied before the employee will own the shares outright. However, performance shares would be earned only to the extent that performance criteria are met by the end of a measurement period, while restricted stock awards usually are granted subject only to the condition of continued employment or a restriction on transferability for some period of time. Also, performance shares would not actually be issued until the end of the measurement period during which the performance criteria must be met, while restricted shares are issued at the time awards are granted and become unrestricted at the end of the restriction period. We have not yet granted any performance share awards under the 2008 Omnibus Equity Plan.

The exercise prices of stock options, and the vesting schedules of options and restricted stock awards, are determined by our Board, based on the recommendation of the Compensation Committee, at the time they are granted. The Committee usually considers the grant of awards at the beginning of each year, but grants have not been timed in relation to earnings releases or other company news.

Award Grants, Exercises and Vesting During 2011. During 2011, no plan-based awards were granted to either of Messrs. Utz, Crowder or Burson or any other officers, and none of the three named executive officers exercised any stock options or held any stock options or restricted stock awards that became vested.

Outstanding Stock Options and Restricted Stock Awards. None of Messrs. Utz, Crowder or Burson held any unexercised stock options nor any unvested restricted stock awards on December 31, 2011. However, when he was first employed as our Chief Executive Officer during 2009, a stock award covering 1,500 shares was granted to Mr. Utz which was fully vested when granted but which remains subject to the restriction that he may not sell or transfer any of the shares until such time as we have redeemed all shares of our preferred stock issued to the U. S. Department of the Treasury under the TARP Capital Purchase Program.

DIRECTOR COMPENSATION

Director Compensation for 2011

The following table provides the compensation received by individuals who served as non-employee directors of the Company during the 2011 fiscal year. The table excludes perquisites, which did not exceed $10,000 in the aggregate for each director.

Name	Fee Earned or Paid in Cash	All Other Compensation	Total
George T. Davis, Jr.	$51,200	$—	$51,200
Gregory C. Gibbs[(1)]	36,350	—	36,350
John F. Hughes, Jr.	36,900	—	36,900
J. Bryant Kittrell III	57,150	—	57,150
Joseph T. Lamb, Jr.	34,650	—	34,650
B. Martelle Marshall	36,300	—	36,300
R. S. Spencer, Jr.	60,400	—	60,400
Michael D. Weeks	32,700	—	32,700

(1) Mr. Gibbs resigned as a director of the Company and the Bank effective September 14, 2011.

Directors' Fees

The following table sets forth the applicable retainers and fees that were paid to non-employee directors for their service on the Bank's Board of Directors during 2011. The Company's and the Bank's Board of Directors meet jointly, and directors do not receive any additional compensation for their services as directors of the Company unless the Company's Board of Directors meets separately or they serve on a separate committee of the Company's Board.

	Amount
Monthly retainer	$ 500
Additional annual retainer paid to the Chairman	5,000
Per diem fee for attendance at meetings of Board	750
Per diem fee for attendance at Executive Committee meetings	650
Per diem fee for attendance at other committee meetings	600
Additional per diem fee for attendance at Enterprise Risk Management Committee meetings by the committee Chairman	250

We maintain a deferred compensation arrangement under which directors may elect each year, in advance, to defer receipt of up to 100% of their fees. If a director elects to participate, we pay the deferred amounts to an independent trustee that credits them to a deferral account for each director. We do not make any contributions to, or pay any interest or other amount or guarantee any rate of return on, the directors' accounts. The trustee invests amounts credited to the directors' accounts, as they direct, into any one or a combination of investment funds available under the arrangement which are similar to those available to our officers and employees for the investment of their account balances under our 401(k) plan. None of our directors deferred any part of their directors' fees under that arrangement during 2011.

Director Retirement and Death Benefits

The Bank has separate supplemental retirement plan agreements with each of our current directors under which, following a director's retirement from service following an agreed upon age, the Bank will make monthly payments to him for a fixed period of time as provided for in his agreement. The amounts of payments varies for each director and are specified in his agreement. Reduced annual benefits are payable in the event a director's service terminates prior to his specified retirement age. However, if a director's service is terminated as a result of disability, or for any reason following a change in control of the Bank, he will retain the right to full benefits under his agreement. All benefits are forfeited if a director's service is terminated for cause.

As described above, the Bank has purchased life insurance policies on the lives of our eight current non-employee directors, and has entered into an Endorsement Split-Dollar Agreement with each of them. The policies are owned by the Bank. Under the agreements, upon a director's death, a portion (from 0% to 80%) of the "net death proceeds" of that director's policy will be paid to his beneficiary. The net death proceeds of a policy will equal the total death benefit payable under the policy minus the cash surrender value of the policy. The actual percentage is determined based on whether the director remains a director or is retired at the time of death and, if no longer serving as a director for reasons other than retirement or disability, the director's length of service. The Bank will receive the remainder of the death benefits, including the full cash surrender value of the policy, which we expect will reimburse the Bank in full for its life insurance investment. During 2002, the Bank made one-time premium payments on the policies as follows: Mr. Davis—$200,000; Mr. Hughes—$100,000; Mr. Kittrell—$100,000; Mr. Lamb—$200,000; Mr. Marshall—$100,000; and Mr. Spencer—$200,000. During 2006, the Bank made a one-time premium payment of $100,000 on policies covering Mr. Weeks.

In addition to the above benefits, the Board has approved an arrangement under which a director who retires from the Board after age 70 or with ten years of service as a director will be paid $500 per month for 36 months following his or her retirement.

TRANSACTIONS WITH RELATED PERSONS

Our Policy

Our Board of Directors has adopted a written policy under which our Enterprise Risk Management Committee reviews and approves certain transactions, arrangements or relationships in which the Company or the Bank is a participant and in which any of our "related persons" has a material interest. Our related persons include our directors, nominees for election as directors, executive officers, beneficial owners of more than 5% of a class of our common stock, and members of the immediate family of one of those persons.

Except as described below, the policy covers:

- Any transactions, arrangements or relationships, or series of transactions, arrangements or relationships, that are required to be disclosed in our proxy statement under rules of the SEC (in general, those in which the dollar amount involved exceeds or will exceed an aggregate of $120,000, including all periodic payments); and
- Any other transactions, arrangements or relationships in which the dollar amount involved exceeds or will exceed an aggregate of $5,000 (including all periodic payments) and that would fall in the first category above except for their amount being less than the $120,000 dollar threshold specified above.

The transactions covered by the policy generally include loans, but the policy does not cover loans made by the Bank in the ordinary course of its business that are subject to banking regulations related to "insider loans" and that are required to be approved by a majority of the Bank's Board of Directors. The policy also does not cover the provision of services by the Bank as a depository of funds or similar banking or financial services in the ordinary course of its business, or compensation paid to our executive officers that has been reviewed and approved, or recommended to our Board of Directors for approval, by our Compensation Committee.

In its review of related person transactions, the policy provides that the Committee should exercise independent judgment and should not approve any proposed transaction unless and until it has concluded to its satisfaction that the transaction: (i) has been or will be agreed to or engaged in on an arm's-length basis; (ii) is to be made on terms that are fair and reasonable to the Company and the Bank; and (iii) is in the best interest of the Company and the Bank.

Related Person Transactions During 2011

There were no transactions with our related persons during 2011 that were required to be approved by our Enterprise Risk Management Committee. The Bank has had, and expects to have in the future, banking transactions in the ordinary course of its business with certain of our current directors, nominees for director, executive officers, and our other related persons. Except as described below, all loans included in those transactions during 2011 were made in the ordinary course of the Bank's business on substantially the same terms, including interest rates, repayment terms and collateral, as those prevailing at the time those loans were made for comparable transactions with other persons, and those loans did not involve more than the normal risk of collectability or present other unfavorable features.

The Bank has two outstanding loans to a business entity that is co-owned by our director, John F. Hughes, Jr., and a family member but in which Mr. Hughes is a passive investor. The loans have a current aggregate unpaid balance of approximately $475,000 and are secured by two buildings consisting of office and warehouse rental space. Mr. Hughes has personally guaranteed repayment of the loans and loan payments have been paid as agreed throughout 2011. During November 2011, due to a reduction in rental income resulting from a loss of tenants, the borrower requested and the Bank agreed to modify the terms of the loans to provide for payment of interest only for a period of twelve months.

In addition, the Bank has an outstanding line of credit with a current aggregate unpaid balance of approximately $997,000 to Gregory C. Gibbs, a former director of the Company and the Bank, and to business entities owned by Mr. Gibbs. This line of credit, which is secured by 817 acres of farm land, has not been classified as non-accrual and has not been past due. However, because the intended source of repayment is the sale of real estate, the loan remained on the Bank's watch list as of December 31, 2011 due to adverse conditions in the local real estate market.

BENEFICIAL OWNERSHIP OF OUR COMMON STOCK

Principal Shareholders

The following table lists persons who we believe owned, beneficially or of record, 5% or more of our outstanding shares on April 16, 2012, which is the record date for the Annual Meeting.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Class[1]
Estate of Anna Mae H. Gibbs PO Box 277, Swan Quarter, NC 27885	377,378[2]	13.24%
Gregory C. Gibbs PO Box 402, Engelhard, NC 27824	377,628[3]	13.25%
Regina A. Gibbs PO Box 578, Engelhard, NC 27824	385,012[4]	13.51%
Charles G. Gibbs, Jr. PO Box 474, Engelhard, NC 27824	383,687[5]	13.46%
Thomas A. Satterfield, Jr. 2609 Caldwell Mill Lane Birmingham, Alabama 35243	145,800[6]	5.11%

(1) The percentage of our outstanding shares is calculated based on 2,849,841 total outstanding shares as of April 16, 2012.

(2) Based on a Form 4 filed with the SEC on March 21, 2012. Gregory C. Gibbs, Regina A. Gibbs and Charles G. Gibbs, Jr., serve as co-executors of the Estate of Anna Mae H. Gibbs, and the listed shares also are included in the shares listed as beneficially owned by each of them individually. The estate has pledged the 377,378 shares to another bank as security for loans.

(3) Based on a Form 4 filed with the SEC on March 21, 2012. Mr. Gibbs may be considered to have shared voting and investment power with respect to the 377,378 shares held by the Estate of Anna Mae H. Gibbs for which he serves as co-executor. Those shares also are included in the shares listed for the estate and for each of Regina A. Gibbs and Charles G. Gibbs, Jr.

(4) Based on a Form 4 filed with the SEC on April 17, 2012. Ms. Gibbs may be considered to have shared voting and investment power with respect to the 377,378 shares held by the Estate of Anna Mae H. Gibbs for which she serves as co-executor. Those shares also are included in the shares listed for the estate and for each of Gregory C. Gibbs and Charles G. Gibbs, Jr.

(5) Based on a Form 4 filed with the SEC on March 21, 2012. Mr. Gibbs may be considered to have shared voting and investment power with respect to the 377,378 shares held by the Estate of Anna Mae H. Gibbs for which he serves as co-executor. Those shares also are included in the shares listed for the estate and for each of Gregory C. Gibbs and Regina A. Gibbs.

(6) Based on a Schedule 13G filed with the SEC on March 30, 2012.

Directors and Executive Officers

The following table describes the beneficial ownership of our common stock on April 16, 2012, the record date for the Annual Meeting, by our current directors, nominees for election as directors, and certain named executive officers, individually, and by all of our current directors and executive officers as a group.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership[1]	Percent of Class[2]
James J. Burson	1,000	*
Thomas M. Crowder	800	*
George T. Davis, Jr.	122,559[3]	4.30%
John F. Hughes, Jr.	3,600	*
J. Bryant Kittrell III	10,000	*
Joseph T. Lamb, Jr.	100,000	3.51%
B. Martelle Marshall	2,277	*
R. S. Spencer, Jr.	22,600	*
A. Dwight Utz	5,404	*
Michael D. Weeks	400	*
All current directors and executive officers as a group (14 persons)	269,640	9.46%

* Represents less than 1.0%.

(1) Except as otherwise noted, and to the best of our knowledge, the individuals named and included in the group exercise sole voting and investment power with respect to all listed shares. The listed shares include the following numbers of shares with respect to which individuals named and included in the group have shared voting and investment power: Thomas M. Crowder—500 shares; George T. Davis, Jr.—102,537 shares; J. Bryant Kittrell III—1,000 shares; Joseph T. Lamb, Jr.—50,782 shares; and B. Martelle Marshall—591 shares. The shares held by the group also include 1,499 shares that could be acquired by certain of our officers included in the group (other than those named in the table) pursuant to stock options that could be exercised within 60 days following April 16, 2012 and with respect to which shares they may be deemed to have sole investment power only.

(2) The percentage of our outstanding shares shown as held by persons included in the group is calculated based on 2,849,841 total outstanding shares, plus the number of additional shares that could be purchased by officers included in the group pursuant to stock options that could be exercised within 60 days following April 16, 2012.

(3) Includes an aggregate of 92,274 shares held directly by Mr. Davis' mother and aunt for whom he acts as attorney-in-fact and as to which shares Mr. Davis disclaims beneficial ownership.

Section 16(a) Beneficial Ownership Reporting Compliance

Our directors, executive officers and greater than 10% beneficial shareholders are required by federal law to file reports with the Securities and Exchange Commission regarding the amounts of and changes in their beneficial ownership of our common stock. Based on our review of copies of those reports, our proxy statements are required to disclose failures to report shares beneficially owned or changes in beneficial ownership, or to timely file required reports, during previous years. Based solely on its review of the copies of the reports it has received and/or written representations provided to the Company from the individuals required to file the reports, the Company believes that each of its executive officers, directors and greater than 10% beneficial owners has complied with applicable reporting requirements for transactions in ECB Bancorp common stock during the year ended December 31, 2011, except for the failure by Charles G. Gibbs, Jr. and Regina A. Gibbs to file timely Form 4s with respect to the acquisition and disposition of shares of Company common stock in July 2011.

PROPOSAL 2: ADVISORY VOTE ON EXECUTIVE COMPENSATION

During January 2009, we became a participant in the U.S. Department of the Treasury's ("Treasury") TARP Capital Purchase Program (the "CPP"). Under the CPP Rules, financial institutions that participate in the CPP are required to give their shareholders an opportunity each year to vote, on a non-binding, advisory basis, to approve the compensation paid to their executive officers whose compensation is required to be disclosed in their annual meeting proxy statements. As a result, at the Annual Meeting, our Board of Directors will submit such a "say-on-pay" proposal by asking that our shareholders vote on the following resolution:

> "**RESOLVED**, that shareholders hereby approve, on a non-binding, advisory basis, the compensation paid or provided to the named executive officers of the Company and its subsidiary as such compensation has been disclosed in the Company's proxy statement for the 2012 Annual Meeting of Shareholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the compensation tables and the narrative discussion contained in the Company's proxy statement."

The vote by our shareholders on the resolution is not intended to address any specific element of executive compensation. Rather, the vote relates, in general, to the compensation described in this proxy statement of our named executive officers listed in the Summary Compensation Table on page 16. Under the CPP Rules, the vote will be advisory in nature, which means that it will not be binding on our Board of Directors or Compensation Committee, or overrule or affect any previous action or decision by the Board or Committee or any compensation previously paid or awarded. Neither will it obligate the Board or Committee to any particular course of action in the future, nor create or imply any additional duty on the part of the Board or Committee. However, to the extent there is any significant vote against the compensation of our named executive officers as disclosed in this proxy statement, the Board and Compensation Committee will take the voting results on the proposed resolution into account and evaluate whether any actions are necessary to address the concerns of shareholders. Our shareholders approved similar say-on-pay proposals at our 2010 and 2011 annual shareholder meetings.

The Board of Directors recommends that shareholders vote "FOR" the approval of the non-binding, advisory resolution to approve the compensation paid to the Company's named executive officers.

Our Executive Compensation Program

Our executive compensation program is administered by the Compensation Committee of our Board of Directors. Each year, the Committee reviews the total compensation of each of our executive officers, determines the level of compensation for each officer that it believes is reasonable, and makes recommendations to our Board of Directors regarding salary increases and other forms of compensation for our officers. The Board approves all executive officer salaries and other forms of compensation.

The Committee has carefully studied its overall compensation programs during 2011 in order to more closely align incentive compensation for each employee with the needs of our shareholders and the Bank's long-term success. In doing so, the Committee has completed extensive comparisons of performance criteria that would provide shareholders with greater return on investment while managing risk associated with any incentive compensation program offered to the employees of the Bank. The Bank, with the assistance of the Committee, has designed a conservative framework to be used for future performance-based compensation programs that would allow participants to be compensated fairly and competitively for the achievement of the Bank's objectives. A portion of any participant's compensation is based on achieving key goals at the overall bank level, the department level and individually based on specific position responsibilities. The framework for our performance-based compensation plans provides the ability for both cash and equity awards for achievement of specific goals. Cash-based awards are structured to align with profit objectives on an annual basis, and equity awards are structured to encourage longer-term increases in shareholder value. The Committee retains the right to alter any payouts regardless of achievement if such award payouts would place shareholders or the Bank in an adverse position. The Bank and the Committee also retain the ability to use additional discretion apart from performance targets if such achievement by any single participant warrants additional award value for outstanding achievements within any compensation plan of the Bank.

In formulating its recommendations, the Committee periodically compares our executive officers' compensation to that of executive officers at other similarly-sized banks and financial institutions throughout the United States, in the southeastern United States, and in North Carolina. However, the process of making salary changes, and approving other forms of compensation, is largely subjective. There currently are no specific measures, criteria or formulae by which the base salaries or other compensation of our executive officers are directly tied to individual performance or our financial and operating performance. The Committee uses its own judgment when evaluating the performance of and determine what it believes is reasonable compensation for each executive officer, and to attempt to strike a balance between the interests of our shareholders, and the interests of our officers and our interest in retaining them.

The Committee attempts to monitor the reasonableness of our programs offered to officers and employees. The goal of all compensation program offerings is to achieve the objectives of the Bank while providing each participant with market competitive base pay and incentive rewards. The Committee periodically reviews all of the Company's compensation plans to determine whether there are potential areas of risk that could have a material adverse effect on our business and financial results and to ensure continued oversight and mitigation of risk within our compensation practices.

The components of our executive compensation program are generally described below. Additional information about each component, and the specific amounts or values of each of those forms of compensation that we paid or provided to our President and Chief Executive Officer and other named executive officers for 2011 and 2010, are included in the tabular and narrative compensation disclosures in this proxy statement under the heading *"Executive Compensation."*

Base Salary and Cash Incentive Awards. We attempt to pay reasonable base salaries to our executive officers, and in the past we have had an annual incentive award plan that was designed to provide opportunities for officers to receive additional cash compensation each year. The amounts of cash awards they could receive under the incentive plan were based primarily on the extent to which we achieved goals set by our Board with respect to various measures of corporate financial performance and the officers' individual performance. If our financial performance did not meet the Board's minimum expectations, no cash awards were paid, although the Board sometimes awarded bonuses to selected officers and employees outside of the incentive plan in recognition of their individual performance. Like most financial institutions, our recent financial performance has been negatively affected by the decline in the economy and disruption in the financial markets. At the discretion of the Compensation Committee, no cash incentive awards were paid in 2011 or 2010.

In addition to requiring non-binding, advisory shareholder votes on the compensation paid to our executive officers, the CPP Rules generally prohibit us from paying or accruing any bonus, retention award or incentive compensation to Mr. Utz, who is our most highly-compensated employee.

Stock Options and Restricted Stock Awards. Under our 2008 Omnibus Equity Plan, options to buy shares of our common stock, and awards of restricted shares of common stock, may be granted from time to time to our executive officers. The goals of those awards are to (1) align a portion of our officers' compensation more closely with the interests of our shareholders, and help ensure that officers make decisions with a shareholder's perspective, and (2) help us retain our officers through the vesting schedules and forfeiture provisions that apply to the awards. In general, the values of equity awards increase only if the market value of our common stock held by our shareholders increases. Restricted stock awards are outright grants of shares and, as a result, those awards have an initial value that rises and falls with the market value of our common stock. However, stock options are granted with exercise prices based on the market values of our common stock at the time the options are granted. As a result, stock options have no value to officers unless the market value of our common stock rises and remains above the exercise prices of the stock covered by the options. As is the case with the stocks of most financial institutions, the market value of our common stock and, thus, the value of our shareholders' investments, has declined significantly during the past two years. As a result, the value to our officers of their outstanding restricted stock awards has declined, and a majority of the outstanding stock options held by our officers currently have no value to the officers because the exercise prices of the options exceed the current market value of the underlying shares.

Currently, Mr. Utz, our President and Chief Executive Officer, is the only one of our named executive officers who has received any award under the 2008 Omnibus Equity Plan. Mr. Utz's award, which was granted when he was first employed during 2009, is described above under the caption *"Plan Based Awards – Outstanding Stock Options and Restricted Stock Awards."*

Retirement Benefits. We do not have a qualified defined benefit pension plan, but we do provide a 401(k) defined contribution plan for all our employees and under which we make matching contributions to participants' accounts. As a supplement to benefits under that Plan, in 2002 we entered into separate Supplemental Retirement Plan Agreements with certain of our officers. The purpose of those agreements was to make our executive compensation program more competitive, and to encourage and reward our officers' long-term service, by supplementing the retirement benefits they can accumulate under the 401(k) plan.

Messrs. Utz, Crowder and Burson participate in our 401(k) plan, but none of them participate in a supplemental retirement plan.

Executive Life Insurance, The Bank provides supplemental life insurance to Messrs. Utz, Crowder and Burson. The Bank has purchased life insurance policies on the lives of the executives, and has entered into an Endorsement Split Dollar-Agreement with each of them. The policies are owned by the Bank. Under the agreements, upon an executive's death, 80% of the "net death proceeds" of that executive's policy will be paid to his beneficiary. The net death proceeds of a policy will equal the total death benefit payable under the policy minus the cash surrender value of the policy. The Bank will receive the remainder of the death benefits, including the full cash surrender value of the policy. The executive life insurance benefit is provided only while the executive is employed at the Bank.

Employment, Severance and Change in Control Agreements. We have entered into an employment agreement with Mr. Utz, and severance and change in control agreements with Messrs. Crowder and Burson. We also have entered into written change in control agreements with certain of our other officers. Under the agreements with Messrs. Utz, Crowder and Burson, the Bank would be required to make payments to them if their employment is terminated without cause while the agreements are in effect. In the case of those three agreements and the change in control agreements with other officers, the Bank, or its successor, would be required to make payments if the officers' employment is terminated without cause within stated periods of time following a change in control of the Bank, or if certain other "termination events" occur following a change in control and the officers voluntarily terminate their own employment. In the case of Messrs. Utz, Crowder and Burson, the agreements were entered into in connection with their recruitment and we believe they provide a level of job security that was necessary as an inducement for them to leave their previous employment and accept employment with the Bank. In the case of those agreements and the change in control agreements with the other officers, we believe that, by providing financial protection, the agreements help us maintain an environment in which there is less risk that our officers' objectivity will be compromised if they are faced with the prospect of a change in control. The arrangements include a "double trigger" mechanism which would permit an acquiring company to avoid being required to make a payment by continuing to employ our officers following a change in control and treating them fairly by avoiding the occurrence of any of the "termination events" during the protection period. We believe those features would help to minimize any discount that an acquiring company might factor into the amount it offers to pay our shareholders in an acquisition transaction as a result of these arrangements, while still providing some protection to our officers.

The agreements with Messrs. Utz, Crowder and Burson are described in this proxy statement under the caption *"Employment and Severance Agreements,"* However, while we remain a CPP participant, the CPP Rules prohibit payments to our senior executive officers, or to certain of our other employees, in connection with any termination of their employment for any reason, other than payments relating to services already performed or benefits already accrued. As a result, and without regard to the terms of these agreements, we could not make any severance or change in control payments to Messrs. Utz, Crowder or Burson in connection with a termination of their employment that occurs while we remain a CPP participant.

PROPOSAL 3: APPROVAL OF AMENDMENT TO 2008 OMNIBUS EQUITY PLAN

At the Annual Meeting, shareholders will be asked to approve an amendment to the Company's 2008 Omnibus Equity Plan that would (i) increase the number of shares reserved under the plan, permit nonemployee directors to participate in the plan and increase the types of awards available under the Plan. The Company's Board of Directors has recommended presenting the amendment to the 2008 Omnibus Equity Plan for approval to the Company's shareholders at the Annual Meeting.

The Company has successfully utilized equity-based compensation as key component of its compensation strategy. The use of equity incentives has provided the Company with an opportunity to attract and retain key personnel in a competitive market and ensure that the interests of our executive management team is closely aligned to the interests of our shareholders. To ensure the continued availability of equity-based compensation, shareholders are being asked to approve an amendment to the plan that would increase the share reserve by 190,100 shares.

The Company's Board of Directors believes that allowing nonemployee directors to receive awards under the 2008 Omnibus Equity Plan will be beneficial to the Company as a means to promote the success and enhance the value of the Company by providing directors with an incentive for outstanding individual and Company performance. These incentives also enhances the Company's ability to attract and retain the services of directors upon whose judgment, interest and special effort the successful conduct of the Company's operations is largely dependent. If the amendment is approved by shareholders, it is expected that the Company will provide nonemployee directors with the opportunity to elect to receive Company stock in lieu of cash fees.

In addition, shareholders are being asked to approve an amendment that would provide the Company with the flexibility to issue other types of equity-based awards than those currently available for grant under the 2008 Omnibus Equity Plan. Currently, the plan provides for the grant of restricted stock, incentive stock options, nonqualified stock options and performance shares. The amendment authorizes the grant of other stock-based awards, which may include restricted stock units, stock appreciation rights or similar forms of equity compensation that are valued by reference to the Company's common stock.

The Board of Directors recommends that shareholders vote "FOR" the approval of the amendment to the Company's 2008 Omnibus Equity Plan.

The following is a summary of the current terms of the Company's 2008 Omnibus Equity Plan:

Authorized Shares

The 2008 Omnibus Equity Plan authorizes the issuance of 200,000 shares of Company common stock. At April 16, 2012, there were outstanding, unexercised stock options previously granted under the 2008 Omnibus Equity Plan for an aggregate of 10,100 shares of Company common stock, and there were no outstanding unvested restricted stock awards that have been granted under the 2008 Omnibus Equity Plan. If the amendment is approved by shareholders, the number of shares available for grant would increase by 190,100 shares. Shares of our common stock issued under the 2008 Omnibus Equity Plan may consist, in whole or in part, of authorized and unissued shares that are not reserved for any other purpose, or outstanding shares that we repurchase. If an award made under the 2008 Omnibus Equity Plan is later forfeited, terminated, exchanged, or otherwise settled without the issuance of shares or the payment of cash, the shares associated with that award will again become available for future grants of awards under the 2008 Omnibus Equity Plan.

Awards

Awards under the 2008 Omnibus Equity Plan may take the form of:

- Incentive stock options that qualify for favored tax treatment under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code");
- Stock options that do not qualify as incentive stock options under Section 422 of the Code;
- Restricted stock awards; and
- Performance share awards.

The terms of each award under the 2008 Omnibus Equity Plan are described in an award agreement between us and the employee to whom the award is granted. By accepting an award, the employee agrees to be bound by the terms of the 2008 Omnibus Equity Plan and the award agreement. If there is a conflict between the terms of the 2008 Omnibus Equity Plan and the terms of the award agreement covering an award, the terms of the 2008 Omnibus Equity Plan will control.

Plan Administration

The 2008 Omnibus Equity Plan is administered by the Compensation Committee of our Board of Directors (the "Plan Committee").

Award Eligibility

The Plan Committee may make awards to any employee of the Company or any of its subsidiaries. The selection of participants, and the type, size and terms of awards, are within the discretion of the Plan Committee. The proposed amendment to the 2008 Omnibus Equity Plan to be voted upon at the Annual Meeting would also permit the Plan Committee to make awards to any director of the Company.

Award Limits

Of the shares authorized for issuance under the 2008 Omnibus Equity Plan, up to the full number of authorized shares (200,000 shares) may be reserved for issuance under incentive stock options. The aggregate number of shares underlying awards of all types granted to any participant in a single year may not exceed 15,000.

Adjustments

If a corporate transaction, such as a stock dividend, stock split, recapitalization, merger, or other similar corporate change, affects our outstanding shares of common stock, the Plan Committee will make adjustments to prevent dilution or enlargement of benefits provided under the 2008 Omnibus Equity Plan, including adjustment of the number of shares authorized to be issued under the 2008 Omnibus Equity Plan, adjustment of award limits, and adjustments of the terms of outstanding awards.

Description of Awards

Options. An option is the right granted to an employee to purchase shares of our common stock during a stated period at a specified exercise price. An option granted under the 2008 Omnibus Equity Plan may be an incentive stock option (an "ISO") qualifying for favored tax treatment under Code Section 422, or it may be a non-qualified stock option (an "NQSO") that does not qualify as an ISO under the Code.

The exercise price of an option is determined by the Plan Committee. However, in the case of either an ISO or an NQSO, the exercise price may not be less than the fair market value of a share of our common stock on the date the option is granted, or, in the case of an ISO granted to an employee who owns stock possessing more than 10% of the voting power of our outstanding stock, not be less than 110% of the fair market value of a share on the date of grant. For this purpose, the 2008 Omnibus Equity Plan provides that fair market value will be determined as follows:

- If our common stock is traded on an exchange (which it currently is) or on an automated quotation system giving closing prices, fair market value means the reported closing price on the grant date if it is a trading day and otherwise on the next trading day;
- If our common stock is traded over-the-counter with no reported closing price, fair market value is the mean between the highest bid and the lowest asked prices on that quotation system on the relevant date if it is a trading day and otherwise on the next trading day; or
- If neither of the above circumstances exists, fair market value will be determined by the Plan Committee in good faith and, to the extent applicable, consistent with Code Section 422, Code Section 409A and other applicable tax rules.

Our common stock is currently traded on The NYSE Amex.

The Plan Committee also establishes the term of each option at the time it is granted. However, the term of an ISO may not exceed ten years, or, in the case of an ISO granted to an employee who owns stock possessing more than 10% of the voting power of our outstanding stock, the term may not exceed five years. An NQSO may have any term specified in the award agreement. During the term of an option, the option will become exercisable at the time or times specified in the award agreement. Options could be issued under terms that permit immediate exercise, but more often they will become exercisable by the employee after a stated period of time and continued employment, or incrementally as to portions of the shares they cover after stated periods of time. The exercise price of an option must be paid according to procedures specified in the award agreement, which may allow payment in cash or a cash equivalent, surrender of unrestricted shares of our common stock the participant has owned for at least six months, or any combination of these payment methods. The form of "cashless stock option exercise" in which a company withholds a portion of the shares being purchased in payment of the exercise price is not permitted by the 2008 Omnibus Equity Plan. However, broker-assisted option exercises in which the option holder's broker advances or loans funds necessary to pay the option exercise price to the company and immediately thereafter sells a sufficient number of the shares to repay the advance or loan are not prohibited.

The aggregate fair market value of our common stock for which an employee's ISOs may become exercisable for the first time in any calendar year under all our stock option plans may not exceed $100,000. For this purpose, fair market value is determined as of the date the options are granted.

Restricted Stock Awards. A restricted stock award is an award of shares of our common stock to an employee that is subject to restrictions and the risk of forfeiture if conditions stated in the award agreement are not satisfied at the end of a restriction period established by the Plan Committee. During the restriction period, restricted stock covered by the award will be held by us and may not be sold, transferred, or hypothecated by the employee. If the conditions stated in the award agreement are satisfied at the end of the restriction period, the restricted stock will become unrestricted and the certificate evidencing the stock will be delivered to the employee. If the conditions are not satisfied, the restricted stock will be forfeited by the employee. Unless the award agreement covering a restricted stock award specifies otherwise, during the restriction period the employee may vote the shares and will have the right to receive dividends or other distributions on the same basis as other shareholders. However, dividends or other distributions paid in the form of stock would themselves be considered shares of restricted stock and would be held by us during the restriction period and be subject to the same restrictions and conditions as applied to the original restricted stock.

If restricted stock awards are made, they are most likely to be made at no cost to employees, and a principal condition imposed on a restricted stock award will be the requirement of continued employment with us or the Bank. In other words, the shares would become unrestricted in full at the end of the restriction period, or in increments at intervals during the restriction period, if the employee remains employed with the Company or the Bank during the specified period. However, in addition to other conditions that may be imposed, the Plan Committee could condition an award on the employee paying a purchase price for the shares of restricted stock, and the 2008 Omnibus Equity Plan places no limitations on other conditions that may be imposed on restricted stock awards. Those awards could have performance-based conditions or other conditions in addition to continued employment.

Performance Share Awards. A performance share award is an award of shares of our common stock to an employee that may be earned and issued if performance objectives or criteria specified by the Plan Committee are met. Like restricted stock awards, performance share awards will be granted subject to conditions that must be satisfied before the employee will own the shares outright. However, performance share awards will be earned only to the extent that not actually be issued until the end of the measurement period during which the performance criteria must be met, while restricted shares will be issued at the time awards are granted and the shares will be held by us until they become unrestricted at the end of the restriction period.

At the time a performance share award is granted, the Plan Committee will specify the applicable performance criteria, measurement period, and other terms of the award, all of which will be described in the award agreement. The terms of performance share awards may vary widely. Performance criteria and measurement periods need not be uniform and are likely to be influenced by a particular employee's responsibilities, our or the Bank's corporate goals and operating results, and other factors. Virtually every term of performance share awards can be customized for individual award recipients, with the only common denominator being the right to become the owner of unencumbered shares of our common stock if the performance criteria and other terms of the awards are satisfied.

At the end of each measurement period that applies to an award, the Plan Committee will determine whether the performance criteria have or have not been satisfied. To the extent the performance criteria have been met, then all or the portion of the performance shares associated with those criteria will have been earned by the employee and those shares will be issued to him or her as provided in the 2008 Omnibus Equity Plan. If the Plan Committee determines that all or any part of the performance criteria have not been satisfied, then, to that extent, the award will terminate as to all or the portion of the shares associated with those criteria and those shares will not be issued.

The performance criteria applied in connection with performance share awards may include any, or a combination of, the following factors:

- Net earnings or net income (before or after taxes);
- Earnings per share;
- Deposit or asset growth;
- Net operating income;
- Return on assets and return on equity;
- Earnings before or after taxes, interest, depreciation and/or amortization;
- Non-interest (fee) income;
- Interest and/or rate spreads or margins;
- Productivity ratios;
- Expense targets;

- Credit quality;
- Efficiency ratio;
- Market share;
- Share price (including, but not limited to, growth measures and total shareholder return);
- Customer satisfaction;
- Net income after cost of capital and
- Tangible book value targets.

In connection with any award, the Plan Committee may apply other measures of our corporate performance and/or an employee's job performance in addition to those listed above. Different performance criteria may be applied to individual employees or to groups of employees, and performance criteria may be based on the results achieved by us and/or the Bank separately or on a consolidated basis or by any combination of the Company's or the Bank's segments, products, offices or divisions. The Plan Committee may make appropriate adjustments of performance criteria during the measurement period to reflect the effect of any stock dividend or stock split affecting our common stock, or a recapitalization, merger, consolidation, combination, spin-off, distribution of assets to shareholders, exchange of shares, or similar corporate change, or any other event having a similar effect. The Plan Committee also may make adjustments of performance criteria to reflect a substantive change in an employee's job description or assigned duties and responsibilities.

Since performance shares covered by an award will not be issued until they are earned, the shares will not be outstanding during the measurement period and the employee will have no right to vote the shares or to receive any dividend or other distributions with respect to the unissued shares.

Other Stock-Based Awards. If stockholders approve the proposed plan amendment, the Plan will authorize the Compensation Committee to grant awards, other than stock options and restricted stock awards, that may be denominated or payable in, or otherwise related to, our common stock or factors that may influence the value of our common stock. These awards may include restricted stock units ("RSUs") or stock appreciation rights ("SARs"). The Compensation Committee will determine the terms and conditions of such awards. In addition, the Compensation Committee is authorized to grant shares of our stock as a bonus, free of restrictions, or to grant such shares or other awards in lieu of obligations under other plans or compensatory arrangements, subject to such terms as the Compensation Committee may specify.

Effect of Termination of Service on Awards

The Plan Committee will specify the treatment of each award upon a termination of the employee's employment while the award is outstanding. However, in general, unless an employee's award agreement provides otherwise, if his or her employment terminates for any reason, the portion of any award held by the employee that is not exercisable or has not been fully earned or vested will be forfeited. All ISOs and NQSOs held by an employee that are exercisable will be forfeited if they are not exercised before the earlier of the expiration date or any other time specified in the award agreements (including the date of termination), or after a number of days following the date of termination. However, all of an employee's outstanding awards will be forfeited if his or her employment terminates for cause or if in our judgment a basis for termination for cause exists, regardless of whether the awards are exercisable and regardless of whether the employee's employment or service actually terminates. As defined in the 2008 Omnibus Equity Plan, the term "cause" includes, among other things, a violation of our or the Bank's code of ethics. However, shares of restricted stock or performance shares which previously have become unrestricted or earned, or shares that previously have been purchased upon the exercise of a stock option, will not be affected by a termination for cause.

Effect of a Change in Control

If a change in control of our company occurs, the Plan Committee has broad authority and sole discretion to take actions it deems appropriate to preserve the value of employees' awards. The Plan Committee may, for example:

- Accelerate the exercisability or vesting of any or all awards, despite any limitations stated in the 2008 Omnibus Equity Plan or in an award agreement;
- Cancel any or all outstanding options, restricted stock or performance share awards in exchange for the kind and amount of consideration that the holders of the awards would have received had the awards been exercised or vested before the change in control (less the exercise prices of the awards); or
- Convert any or all outstanding options, restricted stock or performance share awards into the right to receive, at exercise or vesting, the kind and amount of consideration that the holders of the award would have received had the awards been exercised or vested before the change in control (less the exercise prices of the awards).

The Plan Committee may provide for these results in advance in an award agreement or may provide for these results when a change in control actually occurs, or both.

Events that would constitute a change in control are defined in the 2008 Omnibus Equity Plan, but the 2008 Omnibus Equity Plan defers to any competing definition contained in any other agreement to which an employee may be a party, such as an employment agreement or a severance agreement, or the competing definition contained in Code Section 409A if that provision of the Code applies to an employee's award. In general, as defined in the 2008 Omnibus Equity Plan, a change in control will have occurred if:

- There is a change in the composition of our Board of Directors, after which the incumbent members of the Board on the effective date of the Plan, including their successors whose election or nomination was approved by those incumbent directors and their successors, no longer represent a majority of the Board;
- A person (other than persons such as subsidiaries or benefit plans) becomes a beneficial owner of our securities representing 25% or more of the combined voting power of all securities eligible to vote for the election of directors, but excluding business combinations after which our shareholders own more than 50% of the resulting company, and excluding stock issuances approved by our incumbent directors and their successors;
- There is a merger, consolidation, share exchange, or similar form of business combination transaction requiring approval of our shareholders, excluding business combinations after which our shareholders own more than 50% of the resulting company; or
- Our shareholders approve a plan of complete liquidation or dissolution or sale of all or substantially all of our assets.

Amendment, Modification and Termination of Plan

We may terminate, suspend, or amend the 2008 Omnibus Equity Plan at any time without shareholder approval, unless shareholder approval is necessary to satisfy applicable requirements of the Securities and Exchange Commission's Rule 16b-3, the Code, or any securities exchange, market, or other quotation system on which our securities are listed or traded. However, no amendment of the 2008 Omnibus Equity Plan may:

- Result in the loss of a Plan Committee member's status as a non-employee director as defined in SEC Rule 16b-3;
- Cause the 2008 Omnibus Equity Plan to fail to satisfy the requirements of Rule 16b-3; or
- Adversely affect outstanding awards without the consent of the employees who hold those awards.

However, the Plan Committee has the authority to amend the 2008 Omnibus Equity Plan as necessary to comply with Code Section 409A or other sections of the Code, even if the amendment adversely affects employees' rights.

Transfers

Awards made under the 2008 Omnibus Equity Plan generally are not transferable except as specified in the Plan. During an employee's lifetime, awards are exercisable only by the employee or the employee's guardian or legal representative. Plan awards may be transferred by will and by the laws of descent and distribution.

Accounting for Share-Based Payments

In December 2004, the Financial Accounting Standards Board (FASB) published FASB Statement No. 123 (revised): Shared Based Payment (SFAS 123 (R)). SFAS 123(R) requires that the compensation cost relating to share-based payment transactions, including grants of stock options and stock awards, be recognized as an expense in financial statements. For this purpose, cost is measured based on the fair value of the equity instrument issued according to any option-pricing model satisfying the fair value objective of SFAS 123(R). We began to apply SFAS 123(R) for the first time at the beginning of 2006.

Federal Income Tax Consequences

The following discussion briefly summarizes the U.S. Federal income and employment tax consequences relating to the 2008 Omnibus Equity Plan. This summary is based on existing provisions of the Code, final, temporary, and proposed Treasury Regulations promulgated under the Code, existing judicial decisions, and current administrative rulings and practice, all of which are subject to change, possibly retroactively. This summary is included for general informational purposes only, and it is not intended to be a complete description of applicable Federal income or employment tax laws. The summary does not address state or local tax consequences and other tax consequences.

Employees will be solely responsible for all taxes of any nature that are imposed related to any award or distribution under the 2008 Omnibus Equity Plan, or on any income which an employee is considered to recognize in connection with an award. In general, if the Plan Committee believes that we are required to pay or withhold any taxes in connection with any award or distribution, then we may withhold and pay that tax out of any shares being purchased by or delivered to the employee or from the employee's salary or any other funds payable to the employee. Or, as a condition of exercising an option or the delivery of any stock to the employee in connection with any other award, we may require the employee to pay to us in cash the amount of any tax we believe we are required to withhold.

Tax Consequences of ISOs. ISOs qualify for special treatment under Code Section 422. An employee will recognize no income when an ISO is granted or exercised, and we will not be entitled to a tax deduction at either of those times. Also, ISOs will not be subject to employment taxes at the time of grant or exercise. If an employee acquires our common stock by exercising an ISO and continues to hold that stock for one year or, if longer, until the second anniversary of the grant date of the option, then the amount the employee receives when he or she finally disposes of the stock, minus the exercise price, will be taxed at long-term capital gain or loss rates. This is referred to as a qualifying disposition. We will not be entitled to a deduction for a qualifying disposition.

If an employee disposes of the stock within one year after exercising the ISO or within two years after the grant date, this will be referred to as a disqualifying disposition. When a disqualifying disposition occurs, the employee will recognize ordinary income equal to the excess of (i) the fair market value of the stock on the date the ISO is exercised, or, if less, the amount received on the disposition, over (ii) the exercise price. We will be entitled to a deduction equal to the income that the employee recognizes on the disqualifying disposition. The employee's additional gain will be taxed at long-term or short-term capital gain rates, depending on whether the employee held the stock for more than one year.

The rules that generally apply to ISOs do not apply when calculating any alternative minimum tax liability. When an ISO is exercised, an employee must treat the excess, if any, of the fair market value of the stock on the date of exercise over the exercise price as a tax preference item for purposes of the alternative minimum tax.

Tax Consequences of NQSOs. NQSOs are not entitled to the special tax treatment granted to ISOs. Nevertheless, an employee will recognize no income when an NQSO is granted, and we will be entitled to no tax deduction at that time. Unlike an ISO, when an NQSO is exercised the employee will recognize ordinary income equal to the excess of the stock's fair market value on the date of exercise over the exercise price. Also unlike an ISO, this same amount will be subject to employment taxes, including social security and Medicare taxes. If an employee uses common stock or a combination of stock and cash to pay the exercise price of an NQSO, he or she will have ordinary income equal to the value of the excess of the number of shares of common stock that the employee purchases over the number he or she surrenders, less any cash the employee uses to pay the exercise price. This same amount is subject to employment taxes, including social security and Medicare taxes. When an NQSO is exercised, we will be entitled to a deduction equal to the ordinary income that the employee recognizes.

An employee's cost, also known as his or her basis, for shares acquired by exercising an NQSO generally will be the fair market value of the stock on the date the NQSO is exercised, recognizing that the employee is taxed at ordinary income rates at that time. When the employee finally disposes of stock acquired by exercising an NQSO, he or she will have a long-term capital gain or loss or a short-term capital gain or loss, depending on whether the employee held the stock after option exercise for more than one year and whether the sale price exceeds the employee's cost basis. There is no tax impact on us when an employee disposes of the shares.

Tax Consequences of Restricted Stock. Unless an employee makes an election under Code Section 83(b) to recognize taxable income, the employee will not have taxable income when restricted stock is granted. Likewise, we will not be entitled to a tax deduction at that time. Instead, an employee will recognize ordinary income when the shares of restricted stock vest, meaning the shares are no longer subject to a substantial risk of forfeiture. The income recognized at that time will be equal to the fair market value of the stock the employee receives when the restrictions lapse, less any consideration paid for the restricted stock. We generally will be entitled to a deduction equal to the income that the employee recognizes. Also, the same amount will be subject to employment taxes, including social security and Medicare taxes. When an employee finally disposes of restricted stock that has become vested, he or she will have a long-term or short-term capital gain or loss, depending on whether the employee held the shares for more than one year after the restricted stock vested and depending on the sale price.

If an employee makes an election under Code Section 83(b), he or she will recognize ordinary income on the grant date equal to the fair market value of the shares of restricted stock on that date. We will be entitled to a deduction equal to the income that the employee recognizes at that time. Also, the same amount will be subject to employment taxes, including social security and Medicare taxes. However, the employee will recognize no income when the restrictions finally lapse. If an employee becomes vested in the shares, any appreciation between the grant date and the date the employee disposes of the shares will be treated as a long-term or short-term capital gain or loss, depending on whether he or she held the shares for more than one year after the grant date and depending on the sale price. If an employee forfeits restricted stock after making a Section 83(b) election, he or she will not be able to take a tax deduction for the ordinary income he or she recognized as a result of the election.

Tax Consequences of Performance Shares. An employee will recognize no taxable income when he or she receives a performance share award, and we will not be entitled to a tax deduction at that time. However, when the conditions imposed on the award are satisfied and the shares are issued to the employee, he or she will recognize ordinary income equal to the fair market value of the shares he or she receives, less any amount paid for the shares. Also, the same amount will be subject to employment taxes, including social security and Medicare taxes. We generally will be entitled to a tax deduction equal to the income that the employee recognizes. Thereafter, the employee will have a long-term or short-term capital gain or loss when he or she finally disposes of the stock acquired in connection with the award, depending on whether the employee held the shares for more than one year after they were issued and depending on the price at which the shares are sold.

Code Section 162(m). Code Section 162(m) imposes an annual $1,000,000 limit on the tax deduction allowable for compensation paid to the chief executive officer and the four other highest-paid executives of a company whose equity securities are required to be registered under Section 12 of the Securities Exchange Act of 1934. However, there is an exception for compensation that qualifies as "performance-based compensation." To qualify as performance-based compensation, awards must be granted by a committee consisting solely of two or more outside directors, the material terms of the performance-based compensation must be disclosed to and approved in advance by the company's shareholders, and the committee must certify that the performance standards are satisfied prior to issuance of the shares. For awards other than options to qualify as performance-based compensation, the granting, issuance, vesting, or retention of the awards must be contingent upon satisfying one or more performance criteria. Stock options may be treated as performance-based compensation if the exercise price is at least equal to the fair market value of the stock on the grant date and if the plan states the maximum number of shares acquirable under options granted to any one individual in any single year. We expect that stock options as well as awards with a performance component generally will satisfy the requirements for performance-based compensation under Section 162(m), but the Plan Committee will have authority to grant non-performance-based awards, including restricted stock awards.

Performance share awards may be made in a manner that qualifies as performance-based compensation under Code Section 162(m) in the case of awards to our Chief Executive Officer and our four other most highly compensated executives. To ensure compliance with Section 162(m), (i) the applicable performance criteria for performance-based compensation such as performance share awards must be established in the associated award agreement as soon as administratively practicable, but no later than the earlier of 90 days after the beginning of the applicable performance period and the expiration of 25% of the applicable performance period, and (ii) vesting will be contingent on satisfaction of the performance criteria outlined in this proxy statement's discussion of performance share awards. The Plan Committee may make appropriate adjustments to performance criteria to reflect a substantive change in an employee's job description or assigned duties and responsibilities. Vesting of performance share awards made to other employees need not comply with the requirements of Code Section 162(m), but, nevertheless, we expect that performance share awards to those other employees will be based on similar performance criteria.

Code Sections 280G and 4999. Code Sections 280G and 4999 impose penalties on persons who pay, and persons who receive, so-called excess "parachute payments." A parachute payment is the value of any amount that is paid to company officers on account of a change in control (including but not limited to amounts under stock-based compensation plans). If the total of all benefits payable to an officer because of a change in control equals or exceeds three times the officer's "base amount" (meaning his or her five-year average taxable compensation), a 20% excise tax will be imposed on the officer under Section 4999 on the amount of the "excess parachute payment," which is the amount of benefits exceeding the officer's base amount. This tax is in addition to other federal, state, and local income, wage, and employment taxes imposed on the officer's change-in-control payments. Moreover, because of Section 280G, the company paying the compensation is unable to deduct the excess parachute payment, and the $1,000,000 limit on deductible compensation under Code Section 162(m) is reduced by the amount of the excess parachute payment.

Benefits to which participants are entitled under the 2008 Omnibus Equity Plan and associated award agreements could constitute parachute payments under Sections 280G and 4999 if a change in control of our company occurs. If this happens, the value of each participant's parachute payment arising under the 2008 Omnibus Equity Plan must be combined with other parachute payments the same participant may be entitled to receive under other agreements or plans with us or the Bank, such as an employment agreement, a severance agreement, or a salary continuation agreement.

Code Section 409A. Code Section 409A applies to amounts deferred under "nonqualified deferred compensation plans" which, as defined in the rules under that Section, may extend to various types of awards granted under the 2008 Omnibus Equity Plan. Amounts deferred under the 2008 Omnibus Equity Plan that are subject to Section 409A are subject to a 20% excise tax, plus interest, if certain events occur, such as making distributions before the recipient separates from service or before the occurrence of other specified events, such as death, disability, or a change in control, all as defined in Section 409A and other applicable tax authority. The impact of Section 409A is on employees rather than employers, and the Plan Committee intends to administer the 2008 Omnibus Equity Plan to avoid or minimize the negative effects of Section 409A on employees who receive awards under the 2008 Omnibus Equity Plan. By accepting an award, an employee will agree that the Plan Committee (or our Board of Directors, as appropriate) may amend the 2008 Omnibus Equity Plan and the employee's award agreement without any additional consideration if necessary to avoid penalties arising under Section 409A and other applicable tax authority, even if the amendment reduces, restricts, or eliminates rights that were granted under the 2008 Omnibus Equity Plan, the award agreement, or both, before the amendment.

New Plan Benefits. In general, awards under the 2008 Omnibus Equity Plan are made at the discretion of the Plan Committee. As a result, it is not possible to determine the type or amount of benefits to be received under the 2008 Omnibus Equity Plan by the Company's employees and non-employee directors.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table summarizes all compensation arrangements which were in effect on April 16, 2012, and under which shares of our common stock have been authorized for issuance.

	EQUITY COMPENSATION PLAN INFORMATION[1]		
Plan category	(a) Number of Shares to be Issued Upon Exercise of Outstanding Options	(b) Weighted-average Exercise Price of Outstanding Options	(c) Number of Shares Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Shares Reflected In Column (a))
Equity compensation plans approved by our security holders	28,513[1]	$27.94	189,900[2]
Equity compensation plans not approved by our security holders	-0-	N/A	-0-
Total	28,513	$27.94	189,900

(1) Reflects the number of shares that are subject to outstanding, unexercised options previously granted under both our Omnibus Stock Ownership and Long-Term Incentive Plan (which expired during January 2008), and our 2008 Omnibus Equity Plan (which was approved by our shareholders at our 2008 annual meeting).

(2) Reflects the number of shares that remained available for future issuance under the 2008 Omnibus Equity Plan on April 16, 2012. The Omnibus Stock Ownership and Long-Term Incentive Plan expired by its terms during January 2008 and no further awards may be granted under it.

PROPOSAL 4: RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Appointment of Independent Registered Public Accounting Firm

Our Enterprise Risk Management Committee has selected Dixon Hughes Goodman LLP to serve as our independent registered public accounting firm again for the year ending December 31, 2012, subject to shareholder ratification at the Annual Meeting. The Committee's charter gives it the responsibility and authority to select and appoint our independent registered public accounting firm and to approve its compensation and terms of the engagement under which it provides services to us. Representatives of Dixon Hughes Goodman LLP are expected to attend the Annual Meeting and be available to respond to appropriate questions, and they will have an opportunity to make a statement if they desire to do so.

The Board of Directors recommends that shareholders vote "FOR" the ratification of Dixon Hughes Goodman LLP as the Company's independent registered public accounting firm for the year ending December 31, 2012.

Services and Fees During 2011 and 2010

Except as described below, under its current procedures the Enterprise Risk Management Committee specifically pre-approves all audit services and other services provided by our independent registered public accounting firm. In the case of tax services and other permissible non-audit services, the Committee has delegated authority to its Chairman to pre-approve services between Committee meetings. Any approval of services by the Chairman is communicated to the full Committee at its next regularly scheduled meeting. The Committee also may authorize management to obtain tax services from our accountants from time to time during the year up to a specified aggregate amount of fees. Requests for tax advice or services in addition to that amount would require further approval.

As our independent registered public accounting firm for 2011 and 2010, Dixon Hughes Goodman LLP provided us with various audit and other services for which we and the Bank were billed, or expect to be billed, for fees as described below. Our Enterprise Risk Management Committee considers whether the provision of non-audit services by our independent accounting firm is compatible with maintaining its independence. The Committee believes that non-audit services provided by Dixon Hughes during 2011 and 2010 did not affect its independence.

The following table sets forth the fees that Dixon Hughes Goodman LLP billed to the Company for the fiscal years ended December 31, 2011 and 2010:

	2011	2010
Audit Fees(1)	$185,500	$185,500
Audit-Related Fees(2)	34,508	16,670
Tax Fees(3)	36,775	28,325
All Other Fees(4)	—	—

(1) Includes fees for audits of the Company's consolidated financial statements, review of the condensed interim consolidated financial statements included in the Company's quarterly reports and audits of internal controls over financial reporting.

(2) Includes fees for 401(k) plan audits and financial accounting consultations.

(3) Includes fees for preparation of benefit plan tax filings, assistance with estimated tax payments, preparation of tax returns and assistance with IRS tax examinations.

Enterprise Risk Management Committee Report

Our management is responsible for our financial reporting process, including our system of internal controls and disclosure controls and procedures and for the preparation of our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. Our independent registered public accounting firm is responsible for auditing those financial statements. The Enterprise Risk Management Committee oversees and reviews those processes. In connection with the preparation and audit of our consolidated financial statements for 2011, the Enterprise Risk Management Committee has:

- Reviewed our audited consolidated financial statements for 2011 and discussed them with management;
- Discussed with our independent registered public accounting firm the matters required to be discussed by Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1, AU Section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T;
- Received written disclosures and a letter from our independent registered public accounting firm required by the independence standards of the Public Company Accounting Oversight Board (PCAOB Rule 3526); and
- Discussed the independence of our independent registered public accounting firm with the accountants.

Based on the above reviews and discussions, the Enterprise Risk Management Committee recommended to our Board of Directors that the audited consolidated financial statements be included in our 2011 Annual Report on Form 10-K as filed with the Securities and Exchange Commission.

Members of the Enterprise Risk Management Committee who participated in the reviews and discussions described above pertaining to the preparation and audit of our consolidated financial statements for 2011 are named below.

The Enterprise Risk Management Committee
of ECB Bancorp, Inc.
J. Bryant Kittrell III
John F. Hughes, Jr.
B. Martelle Marshall
R.S. Spencer, Jr.

PROPOSALS FOR 2013 ANNUAL MEETING

Any proposal of a shareholder, other than a nomination for election as a director, intended to be presented for action at our 2013 annual meeting of shareholders must be received by our Corporate Secretary in writing at our address listed below no later than December 28, 2012, to be considered timely received for inclusion in the proxy statement and form of appointment of proxy that we will distribute in connection with that meeting. In order for a proposal to be included in our proxy materials for a particular meeting, the person submitting the proposal must own, beneficially or of record, at least 1% or $2,000 in market value of shares of our common stock entitled to be voted on that proposal at the meeting and must have held those shares for a period of at least one year and continue to hold them through the date of the meeting. Also, the proposal and the shareholder submitting it must comply with certain other eligibility and procedural requirements contained in rules of the Securities and Exchange Commission.

Under our Bylaws, at a meeting of our shareholders at which directors will be elected, nominations for election to our Board of Directors may be made by our Board or by a shareholder of record who is entitled to vote at the meeting if written notice of the shareholder's nomination has been delivered to our Corporate Secretary at our address listed below not later than the close of business on the fifth business day following the date on which notice of the meeting is first given to shareholders.

The required notice of a nomination must include: (1) the name and address of the shareholder who intends to make the nomination and of the person to be nominated; (2) a representation that the shareholder is a holder of record of shares of our common stock entitled to vote at the meeting and that he or she intends to appear in person or by proxy at the meeting to nominate the person named in the notice; (3) a description of all arrangements or understandings between the shareholder and the nominee and any other persons (naming those persons) pursuant to which the nomination is to be made by the shareholder; (4) all other information regarding the nominee that would be required to be included in a proxy statement filed under the proxy rules of the Securities and Exchange Commission if the nominee had been nominated by our Board; and (5) the written consent of the nominee to serve as a director if elected. Only persons who are nominated in the manner described in our Bylaws are eligible to be elected as directors at meetings of our shareholders, and the Chairman of a meeting of our shareholders may refuse to acknowledge a nomination that is not made in compliance with the procedures set out in our Bylaws.

The notices described above should be mailed to:

ECB Bancorp, Inc.
Attention: Lorie Y. Runion, Corporate Secretary
Post Office Box 337
Engelhard, North Carolina 27824

ANNUAL REPORT ON FORM 10-K

A copy of our 2011 Annual Report on Form 10-K as filed with the Securities and Exchange Commission accompanies this proxy statement.

ECB Bancorp, Inc.

[THIS PAGE INTENTIONALLY LEFT BLANK]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

**ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2011

Commission File No. 0-24753

ECB BANCORP, INC.

(Name of Registrant as specified in its charter)

North Carolina	**56-2090738**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

**Post Office Box 337
Engelhard, North Carolina 27824**

(Address of principal executive offices, including Zip Code)

(252) 925-5501

Registrant's telephone number, including area code

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $3.50 per share	**NYSE Amex**

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by checkmark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Date File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definition of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates was $24.6 million, based upon the closing price of $11.11 per share as quoted on the Nasdaq Stock Market as of the last business day of the registrant's most recently completed second fiscal quarter.

On March 19, 2012, there were 2,849,841 outstanding shares of registrant's common stock.

Documents Incorporated by Reference

Portions of the registrant's definitive proxy statement, to be filed with the Securities and Exchange Commission in connection with its 2012 annual meeting of shareholders, are incorporated into Part III of this Report.

PART I

When used in this Report, the terms "we," "us," "our" and similar terms refer to the registrant, ECB Bancorp, Inc. The term "Bank" refers to our bank subsidiary, The East Carolina Bank.

Item 1. Business.

General

We are a North Carolina corporation organized during 1998 by the Bank and at the direction of its Board of Directors to serve as the Bank's parent holding company. We operate as a bank holding company registered with the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), and our primary business activity is owning the Bank and promoting its banking business. Through the Bank, we engage in a general, community-oriented commercial and consumer banking business.

The Bank is a North Carolina-chartered bank that was founded in 1919. Its deposits are insured under the Deposit Insurance Fund of the Federal Deposit Insurance Corporation (the "FDIC") to the maximum amount permitted by law, and it is subject to supervision and regulation by the FDIC and the North Carolina Commissioner of Banks.

Like other community banks, our net income depends primarily on our net interest income, which is the difference between the interest income we earn on loans, investment assets and other interest-earning assets, and the interest we pay on deposits and other interest-bearing liabilities. To a lesser extent, our net income also is affected by non-interest income we derive principally from fees and charges for our services, as well as the level of our non-interest expenses, such as expenses related to our banking facilities and salaries and employee benefits.

Our operations are significantly affected by prevailing economic conditions, competition, and the monetary, fiscal and regulatory policies of governmental agencies. Lending activities are influenced by the general credit needs of small and medium-sized businesses and individuals in our banking markets, competition among lenders, the level of interest rates, and the availability of funds. Deposit flows and costs of funds are influenced by prevailing market interest rates (primarily the rates paid on competing investments), account maturities and the levels of personal income and savings in our banking markets.

Our and the Bank's headquarters are located at 35050 U.S. Highway 264 East in Engelhard, North Carolina, and our telephone number at that address is (252) 925-9411.

Business Offices and Banking Markets

The Bank has 25 full-service banking offices located in thirteen North Carolina counties. Our banking markets are located east of the Interstate Highway 95 corridor in portions of the Coastal Plain region of North Carolina which extends from the Virginia border along the coast of North Carolina to the South Carolina border. Within that region, we subdivide our banking markets into two banking regions. The following table lists our branch offices in each banking region.

Region	Branches	County
Northeast Region	Currituck	Currituck
	Southern Shores/ Kitty Hawk	Dare
	Nags Head	Dare
	Manteo	Dare
	Avon	Dare
	Hatteras	Dare
	Ocracoke	Hyde
	Engelhard	Hyde
	Swan Quarter	Hyde
	Fairfield	Hyde
	Columbia	Tyrrell
	Creswell	Washington
	Hertford	Perquimans
Southeast Region	Greenville (three offices)	Pitt
	Wilmington	New Hanover
	Porters Neck	New Hanover
	Ocean Isle Beach	Brunswick
	Leland	Brunswick
	Morehead City	Carteret
	New Bern	Craven
	Washington	Beaufort
	Winterville	Pitt
	Williamston	Martin

Competition

Commercial banking in North Carolina is highly competitive, due in large part to our state's early adoption of statewide branching. Over the years, federal and state legislation (including the elimination of restrictions on interstate banking) has heightened the competitive environment in which all financial institutions conduct their business, and competition among financial institutions of all types has increased significantly.

Banking also is highly competitive in our banking markets, and customers tend to aggressively "shop" the terms of both their loans and deposits. We compete with other commercial banks, savings banks and credit unions, including banks headquartered or controlled by companies headquartered outside of North Carolina but that have offices in our banking markets. According to the most recent market share data published by the FDIC, on June 30, 2011 there were 302 offices of 34 different FDIC-insured depository institutions (including us) in the 13 counties in which we have banking offices. Four of those banks (Wells Fargo, BB&T, Bank of America and First-Citizens Bank) controlled an aggregate of approximately 60% of all deposits in the 13-county area held by those 4 institutions, while we held approximately 7% of total deposits.

We believe community banks can compete successfully by providing personalized service and making timely, local decisions, and that further consolidation in the banking industry is likely to create additional opportunities for community banks to capture deposits from customers of other financial institutions who become dissatisfied as their financial institutions grow larger. Additionally, we believe continued growth in our banking markets provides us with an opportunity to capture new deposits from new residents.

Almost all our customers are small- and medium-sized businesses and individuals. We try to differentiate ourselves from our larger competitors with our focus on relationship banking, personalized service, direct customer contact, and our ability to make credit and other business decisions locally. We also depend on our reputation as a community bank in our banking markets, our involvement in the communities we serve, the experience of our senior management team, and the quality of our associates. We believe that our focus allows us to be more responsive to our customers' needs and more flexible in approving loans based on collateral quality and personal knowledge of our customers.

Services

Our banking operations are primarily retail oriented and directed toward small- and medium-sized businesses and individuals located in our banking markets. We derive the majority of our deposits and loans from customers in our banking markets, but we also make loans and have deposit relationships with commercial and consumer customers in areas surrounding our immediate banking markets. We also market certificates of deposit by advertising our deposit rates on an Internet certificate of deposit network, and we accept "brokered" deposits. We provide most traditional commercial and consumer banking services, but our principal activities are taking demand and time deposits and making commercial and consumer loans. Our primary source of revenue is interest income we derive from our lending activities.

We do not believe we have any one customer from whom more than 10% of our revenues are derived. However, we have multiple customers, commercial and retail, that are directly or indirectly affected by, or engaged in businesses related to, the tourism and agribusiness industries and that, in the aggregate, historically have provided greater than 10% of our revenues.

Seasonality and Cycles

Because the local economies of communities in our Northeast Region and Southeast Regions depend, to a large extent, on tourism and agribusiness (including seafood related businesses), historically there has been an element of seasonality in our business in those regions. However, more recently, the extent to which seasonality affects our business has diminished somewhat, largely as a result of a shift away from the seasonal population growth that once characterized many of our coastal communities and toward a more year-round economy resulting from increasing numbers of permanent residents and retirees relocating to these markets. The seasonal patterns that once characterized agribusiness also have been lessened with agricultural product diversification, the year round marketing and sales of agricultural commodities, and agribusiness tax and financial planning.

The current real estate cycle has been trending downward in most of the Bank's markets. This downward trend has and will continue to have an impact on the real estate lending of the Bank. Continued emphasis will be placed on the customer's ability to generate sufficient cash flow to support their total credit exposure rather than reliance upon the underlying value of the real estate being held as collateral for those loans.

Lending Activities

General. We make a variety of commercial and consumer loans to small- and medium-sized businesses and individuals for various business and personal purposes, including term and installment loans, business and personal lines of credit, equity lines of credit and overdraft checking credit. For financial reporting purposes, our loan portfolio generally is divided into real estate loans, consumer installment loans, commercial and industrial loans (including agricultural production loans), and credit cards and related plans. We make credit card services available to our customers through a correspondent relationship. Statistical information about our loan portfolio is contained in Item 7 of this report under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Real Estate Loans. Our real estate loan classification includes all loans secured by real estate. Real estate loans include loans made to purchase, construct or improve residential or commercial real estate, and for real estate development purposes. However, many of our real estate loans, while secured by real estate, were made for various other commercial, agricultural and consumer purposes (which may or may not be related to our real estate collateral). This generally reflects our efforts to reduce credit risk by taking real estate as primary or additional collateral, whenever possible, without regard to loan purpose. Substantially all of our real estate loans are secured by real property located in or near our banking markets. On December 31, 2011, loans amounting to approximately 82.7% of our loan portfolio were classified as real estate loans. We make long-term residential mortgage loans through our mortgage department. These loans are held for sale and we generally hold these loans for a short period of time of approximately ten days. This allows us to make long-term residential loans available to our customers and generate fee income but avoid most risks associated with those loans.

Commercial real estate and construction loans typically involve larger loan balances concentrated with single borrowers or groups of related borrowers. Repayment of commercial real estate loans may depend on the successful operation of income producing properties, a business, or a real estate project and, therefore, may, to a greater extent than in the case of other loans, be subject to the risk of adverse conditions in the economy generally or in the real estate market in particular.

Construction loans involve special risks because loan funds are advanced on the security of houses or other improvements that are under construction and are of uncertain value before construction is complete. For that reason, it is more difficult to evaluate accurately the total loan funds required to complete a project and the related loan-to-value ratios. To reduce these risks, we generally limit loan amounts to 85% of the projected "as built" appraised values of our collateral on completion of construction. For larger projects, we include amounts for contingencies in our construction cost estimates. We generally require a qualified permanent financing commitment from an outside lender unless we have agreed to convert the construction loan to permanent financing ourselves.

On December 31, 2011, our construction and acquisition and development loans (consumer and commercial) amounted to approximately 13.5% of our loan portfolio, and our other commercial real estate loans amounted to approximately 40.9% of our loan portfolio.

Our real estate loans may be made at fixed or variable interest rates, and they generally have maturities that do not exceed five years and provide for payments based on amortization schedules of less than twenty years. A real estate loan with a maturity of more than five years or that is based on an amortization schedule of more than five years generally will include contractual provisions that allow us to call the loan in full, or provide for a "balloon" payment in full, at the end of a period of no more than five years.

Our real estate loans also include home equity lines of credit that generally are used for consumer purposes and usually are secured by junior liens on residential real property. Our commitment on each line is for a term of 15 years. During the terms of the lines of credit, borrowers may either pay accrued interest only (calculated at variable interest rates), with their outstanding principal balances becoming due in full at the maturity of the lines, or they may make monthly payments of principal and interest equal to 1.5% of their outstanding balances. On December 31, 2011, our home equity lines of credit amounted to approximately 7.3% of our loan portfolio.

Consumer Installment Loans. Our consumer installment loans consist primarily of loans for various consumer purposes, as well as the outstanding balances of non-real estate secured consumer revolving credit accounts. A majority of these loans are secured by liens on various personal assets of the borrowers, but they also may be made on an unsecured basis. On December 31, 2011, our consumer installment loans made up approximately 1.3% of our loan portfolio, and approximately 24.7% of the aggregate outstanding balances of those loans were unsecured. In addition to loans classified on our books as consumer installment loans, many of our loans included in the real estate loan classification are made for consumer purposes but are classified as real estate loans on our books because they are secured by first or junior liens on real estate. Consumer loans generally are made at fixed interest rates and with maturities or amortization schedules that generally do not exceed five years. However, consumer-purpose loans secured by real estate (and, thus, classified as real estate loans as described above) may be made for terms of up to 15 years but under terms that allow us to call the loan in full, or provide for a "balloon" payment, at the end of a period of no more than five years.

Consumer installment loans involve greater risks than other loans, particularly in the case of loans that are unsecured or secured by depreciating assets. When damage or depreciation reduces the value of our collateral below the unpaid balance of a defaulted loan, repossession may not result in repayment of the entire outstanding loan balance. The resulting deficiency may not warrant further substantial collection efforts against the borrower. In connection with consumer lending in general, the success of our loan collection efforts is highly dependent on the continuing financial stability of our borrowers, and our collection of consumer installment loans may be more likely to be adversely affected by a borrower's job loss, illness, personal bankruptcy or other change in personal circumstances than is the case with other types of loans.

Commercial and Industrial Loans and Agricultural Loans. Our commercial and industrial loan classification includes loans to small- and medium-sized businesses and individuals for working capital, equipment purchases and various other business and agricultural purposes. This classification excludes any loan secured by real estate. These loans generally are secured by business assets, such as inventory, accounts receivable, equipment or similar assets, but they also may be made on an unsecured basis. On December 31, 2011, our commercial and industrial loans made up approximately 13.5% of our loan portfolio, and approximately 18.0% of the aggregate outstanding balances of those loans represented unsecured loans. Those loans included approximately $21.5 million, or approximately 4.3% of our total loans, to borrowers engaged in agriculture, commercial fishing or seafood-related businesses. In addition to loans classified on our books as commercial and industrial loans, many of our loans included in the real estate loan classification are made for commercial or agricultural purposes but are classified as real estate loans on our books because they are secured by first or junior liens on real estate. Commercial and industrial loans may be made at variable or fixed rates of interest. However, any loan that has a maturity or amortization schedule of longer than five years normally will be made at an interest rate that varies with our prime lending rate and will include contractual provisions that allow us to call the loan in full, or provide for a "balloon" payment in full, at the end of a period of no more than five years. Commercial and industrial loans typically are made on the basis of the borrower's ability to make repayment from business cash flow. As a result, the ability of borrowers to repay commercial loans may be substantially dependent on the success of their businesses, and the collateral for commercial loans may depreciate over time and cannot be appraised with as much precision as real estate.

Loan Pricing. We price our loans under policies established as a part of our asset/liability management function. For larger loans, we use a pricing model developed by an outside vendor to reduce our exposure to interest rate risk on fixed and variable rate loans that have maturities of longer than three years. On December 31, 2011, approximately 58.3% of the total dollar amount of our loans accrued interest at variable rates.

Loan Administration and Underwriting. We make loans based, to a great extent, on our assessment of borrowers' income, cash flow, net worth, sources of repayment and character. The principal risk associated with each of the categories of our loans is the creditworthiness of our borrowers, and our loans may be viewed as involving a higher degree of credit risk than is the case with some other types of loans, such as long-term residential mortgage loans, in which greater emphasis is placed on collateral values. To manage this risk, we have adopted written loan policies and procedures, and our loan portfolio is administered under a defined process. That process includes guidelines and standards for loan underwriting and risk assessment, and procedures for loan approvals, loan grading, ongoing identification and management of credit deterioration, and portfolio reviews to assess loss exposure and to test our compliance with our credit policies and procedures.

The loan underwriting standards we use include an evaluation of various factors, including a loan applicant's income, cash flow, payment history on other debts, and ability to meet existing obligations and payments on the proposed loan. Although an applicant's creditworthiness is a primary consideration in the loan approval process, our underwriting process for secured loans also includes analysis of the value of the proposed collateral in relation to the proposed loan amount. We consider the value of collateral, the degree of certainty of that value, the marketability of the collateral in the event of foreclosure or repossession, and the likelihood of depreciation in the collateral value.

Our Board of Directors has approved levels of lending authority for lending and credit personnel based on our aggregate credit exposure to a borrower. A loan that satisfies the Bank's loan policies and is within a lending officer's assigned authority may be approved by that officer alone. Loans involving aggregate credit exposures in excess of a lending officer's authority may be approved by a Credit Policy Officer in our Loan Administration Department up to the amount of that officer's authority. Above those amounts, a secured or unsecured loan involving an aggregate exposure to a single relationship of up to $2 million may be approved either by our Chief Executive Officer, Chief Revenue Officer or Chief Credit Officer, and a loan involving an aggregate exposure to a single relationship of up to $3 million may be approved by our General Loan Committee which consists of our Chief Executive Officer, Chief Revenue Officer and Chief Credit Officer. A loan that exceeds the approval authority of that Committee, and, notwithstanding the above credit authorities, any single loan in excess of $2 million, must be approved by the Executive Committee of our Board of Directors.

When a loan is made, our lending officer handling that loan assigns it a grade based on various underwriting and other criteria under our risk grading procedures. Any proposed loan that grades below a threshold set by our Board of Directors must be reviewed by a Credit Policy Officer before it can be made, even if the loan amount is within the loan officer's approval authority. The grades assigned to loans we make indicate the level of ongoing review and attention we will give to those loans to protect our position and reduce loss exposure.

After loans are made, they are reviewed by our Loan Administration personnel for adequacy of contract documentation, compliance with regulatory requirements, and documentation of compliance with our loan underwriting criteria. Also, our Credit Policy Officers conduct detailed reviews of selected loans based on various criteria, including loan type, amount, collateral, and borrower identity, and the particular lending officer's or branch's lending history. These reviews include at least 10% of the loans made by each lending officer. All loans involving an aggregate exposure of $2 million or more ultimately are reviewed after funding by the Executive Committee of our Board of Directors. Each loan involving an aggregate exposure of more than $350,000 is required to be reviewed at least annually by the lending officer who originated the loan, and those reviews are monitored by a Credit Policy Officer. Loan Administration personnel also periodically review various loans based on various criteria, and we retain the services of an independent credit risk management consultant to annually review our problem loans, a random sampling of performing loans related to our larger aggregate credit exposures, and selected other loans.

During the life of each loan, its grade is reviewed and validated or modified to reflect changes in circumstances and risk. We generally place a loan on a nonaccrual status when it becomes 90 days past due or whenever we believe collection of that loan has become doubtful. We charge off loans when the collection of principal and interest has become doubtful and the loans no longer can be considered sound collectible assets (or, in the case of unsecured loans, when they become 90 days past due).

Our Special Assets Manager, who reports directly to our Chief Credit Officer, monitors the overall performance of our loan portfolio, monitors the collection activities of our lending officers, and directly supervises collection actions that involve legal action or bankruptcies.

Allowance for Loan Losses. Our Board of Directors reviews all impaired loans at least quarterly, and our management reviews asset quality trends monthly. Based on these reviews and our current judgments about the credit quality of our loan portfolio and other relevant internal and external factors, we have established an allowance for loan losses. The adequacy of the allowance is assessed by our management monthly and reviewed by our Board of Directors each quarter. On December 31, 2011, our allowance was $12.1 million and amounted to 2.44% of our total loans and approximately 47% of our nonperforming loans.

On December 31, 2011, our nonperforming loans (consisting of non-accrual loans, loans past due greater than 90 days and still accruing interest, and restructured loans) amounted to approximately $25.6 million, and we had $6.6 million of other real estate owned and repossessed collateral acquired in settlement of loans on our books. We also had $1.4 million in other nonperforming investment assets on our books at December 31, 2011. (See Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations.")

Deposit Activities and Other Sources of Funds

General. Deposits, borrowings and loan repayments are the major sources of our funds for lending and other investment purposes. Scheduled loan repayments are a relatively stable source of funds, while deposit inflows and outflows and loan prepayments are significantly influenced by general interest rates and money market conditions.

Deposit Accounts. Our deposit services include business and individual checking accounts, NOW accounts, money market checking accounts, savings accounts and certificates of deposit. We monitor our competition in order to keep the rates paid on our deposits at a competitive level. On December 31, 2011, our time deposits of $100,000 or more amounted to approximately $112.4 million, or approximately 14.1% of our total deposits. We derive the majority of our deposits from within our banking market. However, we also accept deposits through deposit brokers and market our certificates of deposit by advertising our deposit rates on an Internet certificate of deposit network, and we generate a significant amount of out-of-market deposits in that manner. Although we accept these deposits primarily for liquidity purposes, we also use them to manage our interest rate risk. On December 31, 2011, our out-of-market deposits amounted to approximately $69.2 million, or approximately 8.7% of our total deposits and approximately 20.6% of our total certificates of deposit.

Business Banking and Cash Management Services. We also offer a variety of deposit accounts designed for the businesses operating in our market area. Our business banking deposit products include a commercial checking account and checking accounts specifically designed for small businesses. We also offer remote capture products for business customers to meet their online banking needs. Additionally, we offer sweep accounts and money market accounts for businesses. We are seeking to increase our commercial deposits through the offering of these types of cash management products.

Statistical information about our deposit accounts is contained in Item 7 of this report under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Borrowings. We may utilize advances from the Federal Home Loan Bank of Atlanta to supplement our supply of investable funds. The Federal Home Loan Bank functions as a central reserve bank providing credit for its member financial institutions. As a member, we are required to own capital stock in the Federal Home Loan Bank and are authorized to apply for advances on the security of such stock and certain of our whole first mortgage loans and other assets (principally securities which are obligations of, or guaranteed by, the United States), provided certain standards related to creditworthiness have been met. Advances are made under several different programs, each having its own interest rate and range of maturities. Depending on the program, limitations on the amount of advances are based either on a fixed percentage of an institution's net worth or on the Federal Home Loan Bank's assessment of the institution's creditworthiness. At December 31, 2011, we had the ability to borrow a total of $184.3 million from the Federal Home Loan Bank of Atlanta, of which $34.5 million was outstanding. All of our borrowings from the Federal Home Loan Bank are secured by a blanket lien on residential real estate or investment securities.

Financial Services. ECB Wealth Management, a department of the Bank, offers customers a range of nondeposit services and products, including investment and retirement planning services, mutual funds, fixed income and equity securities, real estate investment trusts and life insurance services. Wealth management fees totaled $426 thousand during the year ended December 31, 2011.

Investment Portfolio

On December 31, 2011, our investment portfolio totaled approximately $339.5 million and included municipal securities, corporate notes, mortgage-backed securities guaranteed by the Government National Mortgage Association or issued by the Federal National Mortgage Corporation and Federal Home Loan Mortgage Corporation (including collateralized mortgage obligations), and securities issued by U.S. government-sponsored enterprises and agencies. We have classified all of our securities as "available-for-sale," and we analyze their performance at least quarterly. Our securities have various interest rate features, maturity dates and call options.

Statistical information about our investment portfolio is contained in Item 7 of this report under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Employees

On December 31, 2011, the Bank employed 244 full-time employees (including our executive officers), and 8 part-time employees. We have no separate employees of our own. The Bank is not party to any collective bargaining agreement with its employees, and we consider the Bank's relations with its employees to be good.

Supervision and Regulation

As a registered bank holding company, we are subject to examination, regulation and periodic reporting under the Bank Holding Company Act of 1956, as amended, as administered by the Federal Reserve Board. In addition, the Bank is subject to extensive regulation by the North Carolina Commissioner of Banks, as its chartering agency, and by the FDIC, as its deposit insurer, and the Bank's deposits are insured up to applicable limits by the FDIC. This regulation and supervision establishes a comprehensive framework of activities in which an institution can engage and is intended primarily for the protection of depositors and, for purposes of the FDIC, the protection of the insurance fund. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes. Any change in such regulatory requirements and policies, whether by the North Carolina legislature, the FDIC or Congress, could have a material adverse impact on our operations. The Bank is a member of the Federal Home Loan Bank of Atlanta.

Certain regulatory requirements applicable to us are referred to below or elsewhere herein. This description of statutes and regulations is intended to be a summary of the material provisions of such statutes and regulations and their effects on us. You are encouraged to reference the actual statutes and regulations for additional information.

Recent Regulatory Reform

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), which was enacted on July 21, 2010, will significantly change the current bank regulatory structure and affect the lending, investment, trading and operating activities of financial institutions and their holding companies. The Dodd-Frank Act eliminated the Office of Thrift Supervision and required that federal savings associations be regulated by the Office of the Comptroller of the Currency (the primary federal regulator for national banks). The Dodd-Frank Act also authorized the Federal Reserve Board to supervise and regulate all savings and loan holding companies.

The Dodd-Frank Act requires the Federal Reserve Board to set minimum capital levels for bank holding companies that are as stringent as those required for insured depository institutions, and the components of Tier 1 capital would be restricted to capital instruments that are currently considered to be Tier 1 capital for insured depository institutions. In addition, the proceeds of trust preferred securities are excluded from Tier 1 capital unless such securities were issued prior to May 19, 2010 by bank or savings and loan holding companies with less than $15 billion of assets. The legislation also establishes a floor for capital of insured depository institutions that cannot be lower than the standards in effect today, and directs the federal banking regulators to implement new leverage and capital requirements within 18 months. These new leverage and capital requirements must take into account off-balance sheet activities and other risks, including risks relating to securitized products and derivatives.

The Dodd-Frank Act also created a new Consumer Financial Protection Bureau with broad powers to supervise and enforce consumer protection laws. The Consumer Financial Protection Bureau has broad rulemaking authority for a wide range of consumer protection laws that apply to all banks and savings institutions, including the authority to prohibit "unfair, deceptive or abusive" acts and practices. The Consumer Financial Protection Bureau has examination and enforcement authority over all banks and savings institutions with more than $10.0 billion in assets. Banks and savings institutions with $10.0 billion or less in assets will be examined by their applicable bank regulators. The new legislation also weakens the federal preemption available for national banks and federal savings associations, and gives the state attorneys general the ability to enforce applicable federal consumer protection laws.

The Dodd Frank Act also broadens the base for FDIC insurance assessments, permanently increases the maximum amount of deposit insurance for banks, savings institutions and credit unions to $250,000 per depositor, retroactive to January 1, 2008, and provides that noninterest-bearing transaction accounts have unlimited deposit insurance through December 31, 2012. Lastly, the Dodd-Frank Act will increase shareholder influence over boards of directors by requiring companies to give shareholders a non-binding vote on executive compensation and so-called "golden parachute" payments, and by authorizing the Securities and Exchange Commission to promulgate rules that would allow shareholders to nominate and solicit votes for their own candidates using a company's proxy materials. The legislation also directs the Federal Reserve Board to promulgate rules prohibiting excessive compensation paid to bank holding company executives, regardless of whether the company is publicly traded.

It is difficult to predict at this time what impact the new legislation and implementing regulations will have on community banks such as the Bank, including the lending and credit practices of such banks. Moreover, many of the provisions of the Dodd-Frank Act are not yet in effect, and the legislation requires various federal agencies to promulgate numerous and extensive implementing regulations over the next several years. Although the substance and scope of these regulations cannot be determined at this time, it is expected that the legislation and implementing regulations will increase our operating and compliance costs in the future.

Holding Company Regulation

We are subject to examination, regulation and periodic reporting under the Bank Holding Company Act of 1956, as amended, as administered by the Federal Reserve Board. As a result, prior Federal Reserve Board approval would be required for us to acquire direct or indirect ownership or control of any voting securities of any bank or bank holding company if, after such acquisition, it would, directly or indirectly, own or control more than 5% of any class of voting shares of the bank or bank holding company. In addition to the approval of the Federal Reserve Board, before any bank acquisition can be completed, prior approval may also be required to be obtained from other agencies having supervisory jurisdiction over the bank to be acquired.

A bank holding company is generally prohibited from engaging in, or acquiring, direct or indirect control of more than 5% of the voting securities of any company engaged in non-banking activities. One of the principal exceptions to this prohibition is for activities found by the Federal Reserve Board to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. Some of the principal activities that the Federal Reserve Board has determined by regulation to be so closely related to banking are: (i) making or servicing loans; (ii) performing certain data processing services; (iii) providing discount brokerage services;

(iv) acting as fiduciary, investment or financial advisor; (v) leasing personal or real property; (vi) making investments in corporations or projects designed primarily to promote community welfare; and (vii) acquiring a savings and loan association.

The Gramm-Leach-Bliley Act of 1999 authorizes a bank holding company that meets specified conditions, including being "well capitalized" and "well managed," to opt to become a "financial holding company" and thereby engage in a broader array of financial activities than previously permitted. Such activities can include insurance underwriting and investment banking.

We are also subject to the Federal Reserve Board's capital adequacy guidelines for bank holding companies (on a consolidated basis), which are substantially similar to those of the FDIC for the Bank.

A bank holding company is generally required to give the Federal Reserve Board prior written notice of any purchase or redemption of then outstanding equity securities if the gross consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding 12 months, is equal to 10% or more of the company's consolidated net worth. The Federal Reserve Board may disapprove such a purchase or redemption if it determines that the proposal would constitute an unsafe and unsound practice, or would violate any law, regulation, Federal Reserve Board order or directive, or any condition imposed by, or written agreement with, the Federal Reserve Board. The Federal Reserve Board has adopted an exception to this approval requirement for well-capitalized bank holding companies that meet certain other conditions.

The Federal Reserve Board has issued a policy statement regarding the payment of dividends by bank holding companies. In general, the Federal Reserve Board's policies provide that dividends should be paid only out of current earnings and only if the prospective rate of earnings retention by the bank holding company appears consistent with the organization's capital needs, asset quality and overall financial condition. The Federal Reserve Board's policies also require that a bank holding company serve as a source of financial strength to its subsidiary banks by standing ready to use available resources to provide adequate capital funds to those banks during periods of financial stress or adversity and by maintaining the financial flexibility and capital-raising capacity to obtain additional resources for assisting its subsidiary banks where necessary. Under the prompt corrective action laws, the ability of a bank holding company to pay dividends may be restricted if a subsidiary bank becomes undercapitalized. These regulatory policies could affect our ability to pay dividends or otherwise engage in capital distributions.

Under the Federal Deposit Insurance Act, depository institutions are liable to the FDIC for losses suffered or anticipated by the FDIC in connection with the default of a commonly controlled depository institution or any assistance provided by the FDIC to such an institution in danger of default. This law would have potential applicability if we ever held as a separate subsidiary a depository institution in addition to the Bank.

We are affected by the monetary and fiscal policies of various agencies of the United States Government, including the Federal Reserve System. In view of changing conditions in the national economy and in the money markets, it is impossible for management to accurately predict future changes in monetary policy or the effect of such changes on our business or financial condition.

Our status as a registered bank holding company under the Bank Holding Company Act does not exempt us from certain federal and state laws and regulations applicable to corporations generally, including, without limitation, certain provisions of the federal securities laws.

Federal Reserve System

The Federal Reserve Board's regulations require savings institutions to maintain noninterest earning reserves against their transaction accounts (primarily Negotiable Order of Withdrawal ("NOW") and regular checking accounts). The regulations generally provide that reserves be maintained against aggregate transaction accounts as follows: a 3% reserve ratio is assessed on net transaction accounts up to and including $58.8 million; a 10% reserve ratio is applied above $58.8 million. The first $10.7 million of otherwise reservable balances (subject to adjustments by the Federal Reserve Board) are exempted from the reserve requirements. The amounts are adjusted annually. The Bank complies with the foregoing requirements.

U.S. Treasury's Troubled Asset Relief Program (TARP) Capital Purchase Program

On January 16, 2009, we issued Series A Preferred Stock in the amount of $17,949,000 and a warrant to purchase 144,984 shares of our common stock to the U.S. Treasury as a participant in the TARP Capital Purchase Program. The Series A Preferred Stock qualifies as Tier 1 capital for purposes of regulatory capital requirements and calls for cumulative dividends at a rate of 5% per annum for the first five years and 9% per annum thereafter. Prior to January 16, 2012, unless we have redeemed all of this preferred stock or the U.S. Treasury has transferred all of this preferred stock to a third party, the consent of the U.S. Treasury will be required for us to, among other things, increase our common stock dividend above a quarterly rate of $0.1825 per share or repurchase our common stock except in limited circumstances. In addition, until the U.S. Treasury ceases to own our securities sold under the TARP Capital Purchase Program, the compensation arrangements for our senior executive officers must comply in all respects with the U.S. Emergency Economic Stabilization Act of 2008, as amended by the American Recovery and Reinvestment Act of 2009, and the rules and regulations thereunder.

North Carolina Banking Laws and Supervision

General. As a North Carolina commercial bank, the Bank is subject to supervision, regulation and examination by the North Carolina Commissioner of Banks and to various North Carolina statutes and regulations which govern, among other things, investment powers, lending and deposit taking activities, borrowings, maintenance of surplus and reserve accounts, distributions of earnings and payment of dividends. In addition, the Bank is also subject to North Carolina consumer protection and civil rights laws and regulations. The approval of the North Carolina Commissioner of Banks is required for a North Carolina commercial bank to establish or relocate branches, merge with other financial institutions, organize a holding company, issue stock and undertake certain other activities.

Loans to One Borrower Limitations. North Carolina law generally limits a state chartered commercial bank's direct or indirect extensions of credit to a single borrower to 15% of the unimpaired capital of the bank. An additional 10% of unimpaired capital may be lent if secured by readily marketable collateral having a market value at least equal to the additional loans.

Branching. With appropriate regulatory approvals, North Carolina commercial banks are authorized to establish branches both in North Carolina and in other states. Federal law allows interstate branching through mergers unless the state in which the target is located has opted out of this provision. De novo branching into other states is permitted if the other state has expressly authorized de novo branching into the state by out-of-state banks. A bank that establishes a branch in another state may conduct any activity at that branch office that is permitted by the law of that state to the extent that the activity is permitted either for a state bank chartered by that state or for a branch in the state of an out-of-state national bank.

Restrictions on Payment Dividends. A North Carolina stock commercial bank may not pay dividends on its capital stock if its regulatory capital would thereby be reduced below the amount then required for the liquidation account established for the benefit of certain depositors of the commercial bank at the time of its conversion to stock form.

In April 2011, the Bank's Board of Directors adopted a resolution at the request of the FDIC that provides that, among other things, the Bank will not pay any cash dividend to us without seeking the prior approval of the FDIC and North Carolina Commissioner of Banks. If the Bank is unable to pay dividends to us, then we may not be able to service our debt, pay our other obligations or pay dividends on our common stock and the Series A Preferred Stock we have sold to Treasury.

Regulatory Enforcement Authority. Any North Carolina commercial bank that does not operate in accordance with the regulations, policies and directives of the North Carolina Commissioner of Banks may be subject to sanctions for noncompliance, including revocation of its articles of incorporation. The North Carolina Commissioner of Banks may, under certain circumstances, suspend or remove officers or directors of a state commercial bank who have violated the law or conducted the bank's business in a manner which is unsafe or unsound. Upon finding that a state commercial bank has engaged in an unsafe, unsound or discriminatory manner, the North Carolina Commissioner of Banks may issue an order to cease and desist and impose civil monetary penalties on the institution.

Federal Banking Regulations

Capital Requirements. Under the FDIC's regulations, federally insured state-chartered banks that are not members of the Federal Reserve System ("state non-member banks"), such as the Bank, are required to comply with minimum leverage capital requirements. For an institution determined by the FDIC to not be anticipating or experiencing significant growth and to be, in general, a strong banking organization rated composite 1 under the Uniform Financial Institutions Ranking System established by the Federal Financial Institutions Examination Council, the minimum capital leverage requirement is a ratio of Tier 1 capital to total assets of 3.0%. For all other institutions, the minimum leverage capital ratio is not less than 4.0%. Tier 1 capital is the sum of common shareholder's equity, noncumulative perpetual preferred stock (including any related surplus) and minority investments in certain subsidiaries, less intangible assets (except for certain servicing rights and credit card relationships) and certain other specified items.

In addition, FDIC regulations require state non-member banks to maintain certain ratios of regulatory capital to regulatory risk-weighted assets, or "risk-based capital ratios." Risk-based capital ratios are determined by allocating assets and specified off-balance sheet items to four risk-weighted categories ranging from 0.0% to 100.0%. State non-member banks must maintain a minimum ratio of total capital to risk-weighted assets of at least 8.0%, of which at least one-half must be Tier 1 capital. Total capital consists of Tier 1 capital plus Tier 2 or supplementary capital items, which include allowances for loan losses in an amount of up to 1.25% of risk-weighted assets, cumulative preferred stock and certain other capital instruments, and a portion of the net unrealized gain on equity securities. The includable amount of Tier 2 capital cannot exceed the amount of the institution's Tier 1 capital.

The following table lists our consolidated regulatory capital ratios, and the Bank's separate regulatory capital ratios, at December 31, 2011. On that date, our capital ratios were at levels to qualify us as "well capitalized."

	Minimum Required Ratios	Required to be "Well Capitalized"	Our Consolidated Capital Ratios	The Bank's Capital Ratios
Leverage Capital Ratio (Tier 1 Capital to average assets)	3.0%	5.0%	8.25%	8.25%
Risk-based capital ratios:				
Tier 1 Capital Ratio (Tier 1 Capital to risk-weighted assets)	4.0%	6.0%	12.59%	12.59%
Total Capital Ratio (Total Capital to risk-weighted assets)	8.0%	10.0%	13.85%	13.85%

Standards for Safety and Soundness. As required by statute, the federal banking agencies adopted final regulations and Interagency Guidelines Establishing Standards for Safety and Soundness to implement safety and soundness standards. The guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. The guidelines address internal controls and information systems, internal audit system, credit underwriting, loan documentation, interest rate exposure, asset growth, asset quality, earnings and compensation, fees and benefits.

Most recently, the agencies have established standards for safeguarding customer information. If the appropriate federal banking agency determines that an institution fails to meet any standard prescribed by the guidelines, the agency may require the institution to submit to the agency an acceptable plan to achieve compliance with the standard.

Investment Activities. Since the enactment of FDIC Improvement Act, all state- chartered federally insured banks, including commercial banks, have generally been limited in their investment activities to principal and equity investments of the type and in the amount authorized for national banks, notwithstanding state law. The FDIC Improvement Act and the FDIC regulations permit exceptions to these limitations. For example, state chartered banks may, with FDIC approval, continue to exercise state authority to invest in common or preferred stocks listed on a national securities exchange or the Nasdaq Global Market and in the shares of an investment company registered under the Investment Company Act of 1940, as amended. The maximum permissible investment is 100.0% of Tier 1 Capital, as specified by the FDIC's regulations, or the maximum amount permitted by North Carolina law, whichever is less. In addition, the FDIC is authorized to permit such institutions to engage in state authorized activities or investments not permissible for national banks (other than non-subsidiary equity investments) if they meet all applicable capital requirements and it is determined that such activities or investments do not pose a significant risk to the Deposit Insurance Fund. The FDIC has adopted regulations governing the procedures for institutions seeking approval to engage in such activities or investments. The Gramm-Leach-Bliley Act of 1999 specifies that a non-member bank may control a subsidiary that engages in activities as principal that would only be permitted for a national bank to conduct in a "financial subsidiary" if a bank meets specified conditions and deducts its investment in the subsidiary for regulatory capital purposes.

Prompt Corrective Regulatory Action. Federal law requires, among other things, that federal bank regulatory authorities take "prompt corrective action" with respect to banks that do not meet minimum capital requirements. For these purposes, the law establishes five capital categories: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized.

The FDIC has adopted regulations to implement the prompt corrective action legislation. An institution is deemed to be "well capitalized" if it has a total risk-based capital ratio of 10.0% or greater, a Tier 1 risk-based capital ratio of 6.0% or greater and a leverage ratio of 5.0% or greater. An institution is "adequately capitalized" if it has a total risk-based capital ratio of 8.0% or greater, a Tier 1 risk-based capital ratio of 4.0% or greater, and generally a leverage ratio of 4.0% or greater. An institution is "undercapitalized" if it has a total risk-based capital ratio of less than 8.0%, a Tier 1 risk-based capital ratio of less than 4.0%, or generally a leverage ratio of less than 4.0%. An institution is deemed to be "significantly undercapitalized" if it has a total risk-based capital ratio of less than 6.0%, a Tier 1 risk-based capital ratio of less than 3.0%, or a leverage ratio of less than 3.0%. An institution is considered to be "critically undercapitalized" if it has a ratio of tangible equity (as defined in the regulations) to total assets that is equal to or less than 2.0%.

"Undercapitalized" banks must adhere to growth, capital distribution (including dividend) and other limitations and are required to submit a capital restoration plan. A bank's compliance with such a plan is required to be guaranteed by any company that controls the undercapitalized institution in an amount equal to the lesser of 5.0% of the institution's total assets when deemed undercapitalized or the amount necessary to achieve the status of adequately capitalized. If an "undercapitalized" bank fails to submit an acceptable plan, it is treated as if it is "significantly undercapitalized." "Significantly undercapitalized" banks must comply with one or more of a number of additional restrictions, including but not limited to an order by the FDIC to sell sufficient voting stock to become adequately capitalized, requirements to reduce total assets, cease receipt of deposits from correspondent banks or dismiss directors or officers, and restrictions on interest rates paid on deposits, compensation of executive officers and capital distributions by the parent holding company. "Critically undercapitalized" institutions are subject to additional measures including, subject to a narrow exception, the appointment of a receiver or conservator within 270 days after it obtains such status.

Transactions with Affiliates. Transactions between banks and their related parties or affiliates are limited by Sections 23A and 23B of the Federal Reserve Act. An affiliate of a bank is any company or entity that controls, is controlled by or is under common control with the bank. In a holding company context, the parent bank holding company and any companies which are controlled by such parent holding company are affiliates of the bank. Generally, Sections 23A and 23B of the Federal Reserve Act and Regulation W (i) limit the extent to which the bank or its subsidiaries may engage in "covered transactions" with any one affiliate to an amount equal to 10.0% of such institution's capital stock and surplus, and contain an aggregate limit on all such transactions with all affiliates to an amount equal to 20.0% of such institution's capital stock and surplus and (ii) require that all such transactions be on terms substantially the same, or at least as favorable, to the institution or subsidiary as those provided to non-affiliates. The term "covered transaction" includes the making of loans, purchase of assets, issuance of a guarantee and other similar transactions. In addition, loans or other extensions of credit by the financial institution to the affiliate are required to be collateralized in accordance with the requirements set forth in Section 23A of the Federal Reserve Act. The Sarbanes-Oxley Act of 2002 generally prohibits loans by a company to its executive officers and directors. However, the law contains a specific exception for loans by a depository institution to its executive officers and directors in compliance with federal banking laws assuming such loans are also permitted under the law of the institution's chartering state. Under such laws, the Bank's authority to extend credit to executive officers, directors and 10% shareholders ("insiders"), as well as entities such person's control, is limited. The law limits both the individual and aggregate amount of loans the Bank may make to insiders based, in part, on the Bank's capital position and requires certain board approval procedures to be followed. Such loans are required to be made on terms substantially the same as those offered to unaffiliated individuals and not involve more than the normal risk of repayment. There is an exception for loans made pursuant to a benefit or compensation program that is widely available to all employees of the institution and does not give preference to insiders over other employees. Loans to executive officers are further limited by specific categories.

Enforcement. The FDIC has extensive enforcement authority over insured state-chartered commercial banks, including the Bank. This enforcement authority includes, among other things, the ability to assess civil money penalties, issue cease and desist orders and remove directors and officers. In general, these enforcement actions may be initiated in response to violations of laws and regulations and unsafe or unsound practices. The FDIC has authority under federal law to appoint a conservator or receiver for an insured bank under limited circumstances. The FDIC is required, with certain exceptions, to appoint a receiver or conservator for an insured state non-member bank if that bank was "critically undercapitalized" on average during the calendar quarter beginning 270 days after the date on which the institution became "critically undercapitalized." The FDIC may also appoint itself as conservator or receiver for an insured state non-member institution under specific circumstances on the basis of the institution's financial condition or upon the occurrence of other events, including: (1) insolvency; (2) substantial dissipation of assets or earnings through violations of law or unsafe or unsound practices; (3) existence of an unsafe or unsound condition to transact business; and (4) insufficient capital, or the incurring of losses that will deplete substantially all of the institution's capital with no reasonable prospect of replenishment without federal assistance.

Insurance of Deposit Accounts. The FDIC insures deposits at FDIC insured financial institutions such as the Bank. Deposit accounts in the Bank are insured by the FDIC generally up to a maximum of $250,000 per separately insured depositor and up to a maximum of $250,000 for self-directed retirement accounts. The FDIC charges the insured financial institutions premiums to maintain the Deposit Insurance Fund.

As part of its plan to restore the Deposit Insurance Fund in the wake of the large number of bank failures following the financial crisis, the FDIC imposed a special assessment of 5 basis points for the second quarter of 2009. In addition, the FDIC has required all insured institutions to prepay their quarterly risk-based assessments for the fourth quarter of 2009, and for all of 2010, 2011 and 2012. As part of this prepayment, the FDIC assumed a 5% annual growth in the assessment base and applied a 3 basis point increase in assessment rates effective January 1, 2011.

In February 2011, the FDIC published a final rule under the Dodd-Frank Act to reform the deposit insurance assessment system. The rule redefines the assessment base used for calculating deposit insurance assessments effective April 1, 2011. Under the new rule, assessments will be based on an institution's average consolidated total assets minus average tangible equity as opposed to total deposits. Since the new base will be much larger than the current base, the FDIC also lowered assessment rates so that the total amount of revenue collected from the industry will not be significantly altered. The new rule is expected to benefit smaller financial institutions, which typically rely more on deposits for funding, and shift more of the burden for supporting the insurance fund to larger institutions, which have greater access to non-deposit sources of funding.

Federal Home Loan Bank System. The Bank is a member of the Federal Home Loan Bank System, which consists of twelve regional Federal Home Loan Banks. The Federal Home Loan Bank provides a central credit facility primarily for member institutions. The Bank, as a member of the Federal Home Loan Bank of Atlanta, is required to acquire and hold shares of capital stock in that Federal Home Loan Bank. At December 31, 2011, the Bank complied with this requirement with an investment in Federal Home Loan Bank of Atlanta stock of $3.5 million.

The Federal Home Loan Banks are required to provide funds for the resolution of insolvent thrifts in the late 1980s and to contribute funds for affordable housing programs. These requirements, or general results of operations, could reduce or eliminate the dividends that the Federal Home Loan Banks pay to their members and result in the Federal Home Loan Banks imposing a higher rate of interest on advances to their members. If dividends were reduced, or interest on future Federal Home Loan Bank advances increased, our net interest income would likely also be reduced.

Community Reinvestment Act. Under the Community Reinvestment Act, as implemented by FDIC regulations, a savings association has a continuing and affirmative obligation consistent with its safe and sound operation to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The Community Reinvestment Act does not establish specific lending requirements or programs for financial institutions nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community. The Community Reinvestment Act requires the FDIC, in connection with its examination of a savings institution, to assess the institution's record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications by such institution.

The Community Reinvestment Act requires public disclosure of an institution's rating and requires the FDIC to provide a written evaluation of an association's Community Reinvestment Act performance utilizing a four-tiered descriptive rating system.

The Bank received a "satisfactory" rating as a result of its most recent Community Reinvestment Act assessment.

Other Regulations

Interest and other charges collected or contracted for by the Bank are subject to state usury laws and federal laws concerning interest rates. The Bank's operations are also subject to federal laws applicable to credit transactions, such as the:

- Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;
- Home Mortgage Disclosure Act of 1975, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;
- Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;
- Fair Credit Reporting Act of 1978, governing the use and provision of information to credit reporting agencies;

- Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies; and
- Rules and regulations of the various federal agencies charged with the responsibility of implementing such federal laws.

The operations of the Bank also are subject to the:

- Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records;
- Electronic Funds Transfer Act and Regulation E promulgated thereunder, which governs automatic deposits to and withdrawals from deposit accounts and customers' rights and liabilities arising from the use of automated teller machines and other electronic banking services;
- Check Clearing for the 21st Century Act (also known as "Check 21"), which gives "substitute checks," such as digital check images and copies made from that image, the same legal standing as the original paper check;
- Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (referred to as the "USA PATRIOT Act"), which significantly expands the responsibilities of financial institutions in preventing the use of the U.S. financial system to fund terrorist activities. Among other provisions, it requires financial institutions operating in the United States to develop new anti-money laundering compliance programs, due diligence policies and controls to ensure the detection and reporting of money laundering. Such required compliance programs are intended to supplement existing compliance requirements, also applicable to financial institutions, under the Bank Secrecy Act and the Office of Foreign Assets Control Regulations; and
- The Gramm-Leach-Bliley Act, which places limitations on the sharing of consumer financial information with unaffiliated third parties. Specifically, the Gramm-Leach-Bliley Act requires all financial institutions offering financial products or services to retail customers to provide such customers with the financial institution's privacy policy and provide such customers the opportunity to "opt out" of the sharing of personal financial information with unaffiliated third parties.

Available Information

Copies of reports we file electronically with the Securities and Exchange Commission, including copies of our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, and amendments to those reports, are available free of charge through our Internet website as soon as reasonably practicable after they are filed. Our website address is www.myecb.com. These filings also are accessible on the SEC's website at www.sec.gov. Information on our website should not be considered a part of this Report.

Item 1A. Risk Factors

Risk Factors

The following paragraphs describe material risks that could affect our business. Other risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations. If any of the following risks actually occur, our business, results of operations and financial condition could suffer. The risks discussed below also include forward-looking statements, and our actual results may differ materially from those discussed in these forward-looking statements.

Risks Relating to Our Business

- ***We make and hold in our portfolio construction and land development loans, including speculative construction loans, which are considered to have greater credit risk than other types of residential loans.***

We originate construction loans for residential properties and commercial real estate properties, including properties built on speculative, undeveloped property by builders and developers who have not identified a buyer for the completed residential or commercial real estate property at the time of loan origination. At December 31, 2011, $67.1 million, or 13.5%, of our loan portfolio consisted of construction and land development loans.

Construction lending involves additional risks when compared with permanent residential lending because funds are advanced upon the progress of the project, which is of uncertain value prior to its completion. Because of the uncertainties inherent in estimating construction costs, the market value of the completed project and the effects of governmental regulation of real property, it is relatively difficult to evaluate accurately the total funds required to complete a project and the related loan-to-value ratio. This type of lending also typically involves higher loan principal amounts and is often concentrated with a small number of builders. Consequently, an adverse development with respect to one loan or one credit relationship can expose us to a significantly greater risk of loss compared to an adverse development with respect to a residential mortgage loan. These loans often involve the disbursement of substantial funds with repayment substantially dependent on the success of the ultimate project and the ability of the borrower to sell or lease the property or obtain permanent take-out financing, rather than the ability of the borrower or guarantor to repay principal and interest. If our appraisal of the value of a completed project proves to be overstated, we may have inadequate security for the repayment of the loan upon completion of construction of the project and may incur a loss. While we believe we have established adequate allowances in our financial statements to cover the credit risk of our construction loan portfolio, there can be no assurance that losses will not exceed our allowances, which could adversely impact our future earnings.

Our ability to continue to originate a significant amount of construction loans is dependent on the continued strength of the housing market in our market area. Further, if we lost our relationship with several of our larger borrowers building in this area or there is a decline in the demand for new housing in this area, it is expected that the demand for construction loans would decline and our net income would be adversely affected.

- ***Our commercial lending exposes us to lending risks.***

At December 31, 2011, $248.7 million, or 50.1%, of our loan portfolio consisted of commercial real estate and commercial business loans and $ 21.5 million, or 4.3% of our loan portfolio consisted of agricultural loans. Commercial loans generally expose a lender to greater risk of nonpayment and loss than residential mortgage loans because repayment of the loans often depends on the successful operation of the business and the income stream of the borrowers. Such loans typically involve larger loan balances to single borrowers or groups of related borrowers compared to residential mortgage loans. Also, many of our commercial borrowers have more than one loan outstanding with us. Consequently, an adverse development with respect to one loan or one credit relationship can expose us to a significantly greater risk of loss compared to an adverse development with respect to a residential mortgage loan. Further, unlike residential mortgage loans or commercial real estate loans, commercial business loans may be secured by collateral other than real estate, the value of which may be more difficult to appraise, and may be more susceptible to fluctuation in value. In addition, many of our commercial real estate and commercial business loans are unseasoned, meaning that they were originated recently, with a limited significant payment history pattern with which to judge future collectability. As a result, it may be difficult to predict the future performance of this part of our loan portfolio.

- ***Our level of nonperforming loans expose us to increased risk of loss. Further, our allowance for loan losses may prove to be insufficient to absorb losses in our loan portfolio.***

At December 31, 2011, our nonperforming loans totaled $25.6 million, representing 5.2% of total loans. If these loans do not perform according to their terms and the value of the collateral is insufficient to pay the remaining loan balance or if the economy and/or the real estate market continues to weaken, we could experience loan losses or be required to record further provisions to our allowance for loan losses, either of which could have a material adverse effect on our operating results. Like all financial institutions, we maintain an allowance for loan losses at a level representing management's best estimate of inherent losses in the portfolio based upon management's evaluation of the portfolio's collectability as of the corresponding balance sheet date. However, our allowance for loan losses may be insufficient to cover actual loan losses, and future provisions for loan losses could materially adversely affect our operating results.

At December 31, 2011, our allowance for loan losses totaled $12.1 million, which represented 2.44% of total loans and 47.3% of nonperforming loans. Our regulators, as an integral part of their examination process, periodically review the allowance for loan losses and may require us to increase the allowance for loan losses by recognizing additional provisions for loan losses charged to income, or to charge off loans, which, net of any recoveries, would decrease the allowance for loan losses. Any such additional provisions for loan losses or charge-offs, as required by these regulatory agencies, could have a material adverse effect on our operating results.

- ***A return of recessionary conditions in our national economy and, in particular, local economy could continue to increase our level of nonperforming loans and/or reduce demand for our products and services, which would lead to lower revenue, higher loan losses and lower earnings.***

Our business activities and earnings are affected by general business conditions in the United States and, in particular, our local market area as a result of our geographic concentration of lending activities. These conditions include short-term and long-term interest rates, inflation, unemployment levels, monetary supply, consumer confidence and spending, fluctuations in both debt and equity capital markets, and the strength of the economy in the United States generally, and in our market area in particular. Following a national home price peak in mid-2006, falling home prices and sharply reduced sales volumes, along with the collapse of the United States' subprime mortgage industry in early 2007, significantly contributed to a recession that officially lasted until June 2009, although the effects continued thereafter. Dramatic declines in real estate values and high levels of foreclosures resulted in significant asset write-downs by financial institutions, which have caused many financial institutions to seek additional capital, to merge with other institutions and, in some cases, to fail. Our primary market area was also negatively impacted by the downturn in the economy and experienced increased unemployment levels and a softening of the local real estate market, including reductions in local property values.

Concerns over the United States' credit rating (which was downgraded by Standard & Poor's), the European sovereign debt crisis, and continued high unemployment in the United States, among other economic indicators, have contributed to increased volatility in the capital markets and diminished expectations for the economy. A return of recessionary conditions and/or continued negative developments in the domestic and international credit markets may significantly affect the markets in which we do business, the value of our loans and investments, and our ongoing operations, costs and profitability. In particular, unlike larger financial institutions that are more geographically diversified, our profitability depends on the general economic conditions in our primary market area. Most of our loans are secured by real estate or made to businesses in our primary market area and the surrounding communities. As a result of this concentration, a prolonged or more severe downturn in the local economy could result in significant increases in nonperforming loans, which would negatively impact our interest income and result in higher provisions for loan losses, which would reduce our earnings. The economic downturn could also result in reduced demand for credit or fee-based products and services, which would negatively impact our revenues.

- ***Our residential mortgage loans and home equity lines of credit exposes us to lending risks.***

At December 31, 2011, $74.2 million, or 14.9%, of our loan portfolio consisted of residential mortgage loans and $36.2 million, or 7.3%, of our loan portfolio consisted of home equity lines of credit. We intend to continue to emphasize and grow these types of lending, in particular residential mortgage lending. Recent declines in the housing market have resulted in declines in real estate values in our market area. Declines in real estate values could cause some of our residential mortgage and home equity lines of credit to be inadequately collateralized, which would expose us to a greater risk of loss if we seek to recover on defaulted loans by selling the real estate collateral.

- ***Liquidity risk could impair our ability to fund operations and jeopardize our financial condition.***

Liquidity is essential to our business. An inability to raise funds through deposits, borrowings, the sale of loans and other sources could have a substantial negative effect on our liquidity. Our access to funding sources in amounts adequate to finance our activities, or on terms which are acceptable to us, could be impaired by factors that affect us specifically or the financial services industry or economy in general. Factors that could detrimentally affect our access to liquidity sources include a decrease in the level of our business activity as a result of a downturn in the markets in which our loans are concentrated or adverse regulatory action against us. Our ability to borrow could also be impaired by factors that are not specific to us, such as the current disruption in the financial markets or negative views and expectations about the prospects for the financial services industry in light of the recent turmoil faced by banking organizations and the continued deterioration in credit markets.

Among other sources of funds, we rely heavily on deposits, including out-of-market certificates of deposit, for funds to make loans and provide for our other liquidity needs. Those out-of-market deposits may not be as stable as other types of deposits and, in the future, depositors may not renew those time deposits when they mature, or we may have to pay a higher rate of interest to attract or keep them or to replace them with other deposits or with funds from other sources. Not being able to attract those deposits, or to keep or replace them as they mature, would adversely affect our liquidity. Paying higher deposit rates to attract, keep or replace those deposits could have a negative effect on our interest margin and operating results.

- ***We may need to raise additional capital in the future in order to continue to grow, but that capital may not be available when it is needed.***

Federal and state banking regulators require us to maintain adequate levels of capital to support our operations. In addition, in the future we may need to raise additional capital to support our business or to finance acquisitions, if any, or we may otherwise elect or be required to raise additional capital. In that regard, recently a number of financial institutions have sought to raise considerable amounts of additional capital in response to a deterioration in their results of operations and financial condition arising from increases in their non-performing loans and loan losses, deteriorating economic conditions, declines in real estate values and other factors. On December 31, 2011, our three capital ratios were above "well capitalized" levels under bank regulatory guidelines. However, growth in our earning assets resulting from internal expansion and new branch offices, at rates in excess of the rate at which our capital is increased through retained earnings, will reduce our capital ratios unless we continue to increase our capital. Also, future unexpected losses, whether resulting from loan losses or other causes, would reduce our capital.

Should we need, or be required by regulatory authorities, to raise additional capital, we may seek to do so through the issuance of, among other things, our common stock or preferred stock. However, our ability to raise that additional capital will depend on conditions at that time in the capital markets, economic conditions, our financial performance and condition, and other factors, many of which are outside our control. There is no assurance that, if needed, we will be able to raise additional capital on terms favorable to us or at all. Our inability to raise additional capital, if needed, on terms acceptable to us, may have a material adverse effect on our ability to expand our operations, and on our financial condition, results of operations and future prospects.

- ***If we are unable to redeem our Series A Preferred Stock prior to 2014, the cost of this capital to us will increase substantially.***

If we are unable to redeem the Series A Preferred Stock we have sold to Treasury prior to January 16, 2014, the cost of this capital to us will increase from 5.0% per annum (approximately $897,450 annually) to 9.0% per annum (approximately $1,615,410 annually). Depending on our financial condition at the time, this increase in the annual dividend rate on the Series A Preferred Stock could have a material negative effect on our liquidity and on our net income available to holders of our common stock.

- ***Our profitability is subject to interest rate risk. Changes in interest rates could have an adverse effect on our operating results.***

Our profitability depends, to a large extent, on our net interest income, which is the difference between our income on interest-earning assets and our expense on interest-bearing deposits and other liabilities. In other words, to be profitable, we have to earn more interest on our loans and investments than we pay on our deposits and borrowings. Like most financial institutions, we are affected by changes in general interest rate levels and by other economic factors beyond our control. Interest rate risk arises in part from the mismatch (*i.e.*, the interest sensitivity "gap") between the dollar amounts of repricing or maturing interest-earning assets and interest-bearing liabilities, and is measured in terms of the ratio of the interest rate sensitivity gap to total assets. When more interest-earning assets than interest-bearing liabilities will reprice or mature over a given time period, a bank is considered asset-sensitive and has a positive gap. When more liabilities than assets will reprice or mature over a given time period, a bank is considered liability-sensitive and has a negative gap. A liability-sensitive position (*i.e.*, a negative gap) may generally enhance net interest income in a falling interest rate environment and reduce net interest income in a rising interest rate environment. An asset-sensitive position (*i.e.*, a positive gap) may generally enhance net interest income in a rising interest rate environment and reduce net interest income in a falling interest rate environment. Our ability to manage our gap position determines to a great extent our ability to operate profitably. However, fluctuations in interest rates are not predictable or controllable, and recent economic and financial market conditions have made it extremely difficult to manage our gap position. Our profitability and results of operations will be adversely affected if we do not successfully manage our interest sensitivity gap.

On December 31, 2011, we had a negative one-year cumulative interest sensitivity gap, which means that, during a one-year period, our interest-bearing liabilities generally would be expected to reprice at a faster rate than our interest-earning assets. A rising rate environment within that one-year period generally would have a negative effect on our earnings, while a falling rate environment generally would have a positive effect on our earnings.

- ***Our continued success is largely dependent on key management team members.***

We are a customer-focused and relationship-driven organization. Future growth is expected to be driven by a large part in the relationships maintained with customers. While we have assembled an experienced and talented senior management team, maintaining this team, while at the same time developing other managers in order that management succession can be achieved, is not assured. The unexpected loss of key employees could have a material adverse effect on our business and may result in lower revenues or reduced earnings.

- ***Our inability to successfully implement our strategic plans could adversely impact earnings as well as our overall financial condition.***

We may not be able to successfully implement our strategic plans and manage its growth if we are unable to identify attractive markets, locations or opportunities for expansion in the future. Successful management of increased growth is contingent upon whether we can maintain appropriate levels of capital to support our growth, maintain control over growth in expenses, maintain adequate asset quality, and successfully integrate into the organization, any businesses acquired. In the event that we do open new branches or acquire existing branches or banks, we expect to incur increased personnel, occupancy and other operating expenses. In the case of branch franchise expansion, we must absorb these higher expenses as we begin to generate new deposits. There is a further time lag involved in redeploying the new deposits into attractively priced loans and other higher yielding earning assets. Thus, we may not be able to implement our long-term growth strategy, and our plans to branch could depress earnings in the short run, even if we are able to efficiently execute our branching strategy.

- ***Our business depends on the condition of the local and regional economies where we operate.***

We currently have offices only in eastern North Carolina. Consistent with our community banking philosophy, a majority of our customers are located in and do business in that region, and we lend a substantial portion of our capital and deposits to commercial and consumer borrowers in our local banking markets. Therefore, our local and regional economy has a direct impact on our ability to generate deposits to support loan growth, the demand for loans, the ability of borrowers to repay loans, the value of collateral securing our loans (particularly loans secured by real estate), and our ability to collect, liquidate and restructure problem loans. The local economies of the coastal communities in our banking markets are heavily dependent on the tourism industry. If our local communities are adversely affected by current conditions in the national economy or by other specific events or trends, including a significant decline in the tourism industry in our coastal communities, there could be a direct adverse effect on our operating results. Adverse economic conditions in our banking markets could reduce our growth rate, affect the ability of our customers to repay their loans to us, and generally affect our financial condition and operating results. We are less able than larger institutions to spread risks of unfavorable local economic conditions across a large number of diversified economies.

The economy of North Carolina's coastal region can be affected by adverse weather events, particularly hurricanes. Our banking markets lie primarily in coastal communities, and we cannot predict whether or to what extent damage caused by future hurricanes will affect our operations, our customers or the economies in our banking markets. However, weather events could cause a decline in loan originations, destruction or decline in the value of properties securing our loans, or an increase in the risks of delinquencies, foreclosures and loan losses.

- ***New or changes in existing tax, accounting, and regulatory rules and interpretations could have an adverse effect on our strategic initiatives, results of operations, cash flows, and financial condition.***

We operate in a highly regulated industry and are subject to examination, supervision and comprehensive regulation by various federal and state agencies. Federal and state banking regulations are designed primarily to protect the deposit insurance funds and consumers, not to benefit a financial company's shareholders. These regulations may sometimes impose significant limitations on our operations, and our compliance with regulations is costly and restricts certain of our activities, including payment of dividends, mergers and acquisitions, investments, loans and interest rates charged, interest rates paid on deposits, and locations of offices.

The significant federal and state banking regulations that affect us are described under "Item 1. Business—Supervision and Regulation." These regulations, along with the currently existing tax, accounting, securities, insurance, and monetary laws, regulations, rules, standards, policies, and interpretations, control the methods by which financial institutions conduct business, implement strategic initiatives and tax compliance, and govern financial reporting and disclosures. The laws, regulations, rules, standards, policies, and interpretations are constantly evolving and may change significantly over time. As a result of recent turmoil in the financial services industry, during 2010 Congress enacted the Dodd-Frank Act which implements far-reaching regulatory reform dramatically changed the bank regulatory landscape. Many aspects of the Dodd-Frank Act are subject to rulemaking and will take effect over time, making it difficult to anticipate the overall financial impact on financial institutions and consumers. However, various provisions of the Act likely will reduce the revenues and increase the expenses of all financial institutions, and those provisions could have an adverse affect on our operating results.

- ***Competition from financial institutions and other financial service providers may adversely affect our profitability.***

Our future growth and success will depend on, among other things, our ability to compete effectively with other financial services providers in our banking markets. To date, we have grown our business by focusing on our lines of business and emphasizing the high level of service and responsiveness desired by our customers. However, commercial banking in our banking markets and in North Carolina as a whole is extremely competitive. We compete against commercial banks, credit unions, savings and loan associations, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market funds and other mutual funds, as well as other local and community, super-regional, national and international financial institutions that operate offices in our market areas and elsewhere. We compete with these institutions in attracting deposits and in making loans, and we have to attract our customer base from other existing financial institutions and from new residents. Our larger competitors have greater resources, broader geographic markets and name recognition, and higher lending limits than we do, and they can offer more products and services and better afford and more effectively use media advertising, support services and electronic technology than we can. Also, larger competitors may be able to price loans and deposits more aggressively than we do. While we believe we compete effectively with other financial institutions, we may face a competitive disadvantage as a result of our size, lack of geographic diversification and inability to spread marketing costs across a broader market. Although we compete by concentrating our marketing efforts in our primary markets with local advertisements, personal contacts and greater flexibility and responsiveness in working with local customers, we cannot assure you that we will continue to be an effective competitor in our banking markets.

- ***We depend on the services of our current management team.***

Our operating results and ability to adequately manage our growth and minimize loan losses are highly dependent on the services, managerial abilities and performance of our executive officers. Smaller banks, like us, sometimes find it more difficult to attract and retain experienced management personnel than larger banks. We currently have an experienced management team that our Board of Directors believes is capable of managing and growing the Bank. However, changes in or losses of key personnel of any company could disrupt that company's business and could have an adverse effect on its business and operating results.

- ***Regulatory and contractual restrictions may limit or prevent us from paying dividends on our common stock.***

We are an entity separate and distinct from the Bank and derive substantially all of our revenue in the form of dividends from the Bank. Accordingly, we are and will be dependent upon dividends from the Bank to pay the principal of and interest on its indebtedness, to satisfy its other cash needs and to pay dividends on our shares of common stock and Series A Preferred Stock. The Bank's ability to pay dividends is subject to federal and state regulations that limit the amount of dividends that the Bank may pay to us based on the Bank's ability to earn net income and to meet certain regulatory requirements. In April 2011, the Bank's Board of Directors adopted a resolution at the request of the FDIC that provides that, among other things, the Bank will not pay any cash dividend to us without seeking the prior approval of the FDIC and North Carolina Commissioner of Banks. If the Bank is unable to pay dividends to us, then we may not be able to service our debt, pay our other obligations or pay dividends on our common stock and the Series A Preferred Stock we have sold to Treasury. Accordingly, our inability to receive dividends from the Bank could also have a material adverse effect on our business, financial condition and results of operations and the value of your investment in our common stock.

In addition, the securities purchase agreement between us and the Treasury that we entered into in connection with the TARP Capital Purchase Program provides that prior to the earlier of (i) January 16, 2012 and (ii) the date on which all of the shares of the Series A Preferred Stock we issued to the Treasury have been redeemed by us or transferred by the Treasury to third parties, we may not, without the consent of the Treasury, (a) increase the cash dividend on our quarterly common stock to more than $0.1825 per share, or (b) subject to limited exceptions, redeem, repurchase or otherwise acquire shares of our common stock then outstanding. We also are unable to pay any dividends on our common stock unless we are current in our dividend payments on the Series A Preferred Stock. These restrictions, together with the potentially dilutive impact of the Warrant we issued to the Treasury, could have a negative effect on the value of our common stock. Moreover, holders of our common stock are entitled to receive dividends only when, as and if declared by our board of directors.

- ***Financial reform legislation recently enacted by Congress will, among other things, tighten capital standards, create a new Consumer Financial Protection Bureau and result in new laws and regulations that are expected to increase our costs of operations.***

The recently enacted Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") has and will continue to change the current bank regulatory structure and affect the lending, investment, trading and operating activities of financial institutions and their holding companies. The Dodd-Frank Act requires the Federal Reserve Board to set minimum capital levels for bank holding companies that are as stringent as those required for insured depository institutions, and the components of Tier 1 capital would be restricted to capital instruments that are currently considered to be Tier 1 capital for insured depository institutions. The legislation also establishes a floor for capital of insured depository institutions that cannot be lower than the standards in effect today, and directs the federal banking regulators to implement new leverage and capital requirements within 18 months of the date of enactment of the Dodd-Frank Act that take into account off-balance sheet activities and other risks, including risks relating to securitized products and derivatives.

The Dodd-Frank Act also created a new Consumer Financial Protection Bureau with broad powers to supervise and enforce consumer protection laws. The Consumer Financial Protection Bureau has broad rule-making authority for a wide range of consumer protection laws that apply to all banks and savings institutions such as the Bank, including the authority to prohibit "unfair, deceptive or abusive" acts and practices. The Consumer Financial Protection Bureau has examination and enforcement authority over all banks and savings institutions with more than $10.0 billion in assets. Banks and savings institutions with $10.0 billion or less in assets will be examined by their applicable bank regulators.

In addition, the Dodd-Frank Act increased stockholder influence over boards of directors by requiring certain public companies to give stockholders a nonbinding vote on executive compensation and so-called "golden parachute" payments, and by authorizing the Securities and Exchange Commission to promulgate rules that would allow stockholders to nominate and solicit votes for their own candidates using a company's proxy materials.

Many aspects of the Dodd-Frank Act are subject to rulemaking and will take effect over several years. While it is difficult to anticipate the overall impact of the Dodd-Frank Act on us and the financial service industry, it is expected that at a minimum it will increase our operating costs.

- ***We operate in a highly regulated environment and we may be adversely affected by changes in laws and regulations.***

We are subject to extensive regulation and supervision by the Federal Reserve Board, and the Bank is subject to extensive government regulation, supervision and examination by the FDIC and the North Carolina Commissioner of Banks. Such regulation, supervision and examination govern the activities in which we may engage and are intended primarily for the protection of the deposit insurance fund and our depositors. Regulatory authorities have extensive discretion in their supervisory and enforcement activities, including the imposition of restrictions on our operations, the classification of our assets and determination of the level of our allowance for loan losses. Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, legislation or supervisory action, may have a material impact on our operations.

Risks Relating to Our Common Stock

- ***Increases in our capital through sales of common or preferred stock could dilute our existing shareholders.***

In the event that we seek to raise additional capital to support our business and growth, we likely would do that through the issuance of new shares of our common stock or preferred stock. However, our ability to sell additional shares, and the terms (including price) upon which we could sell shares, will depend on conditions in the capital markets, economic conditions, our financial performance and condition, and other factors, many of which are outside our control. Any sales of additional shares of our common stock or preferred stock could dilute the book value and earnings per share of our existing stock and the interests of our existing shareholders.

- ***The trading volume in our common stock has been low, and the sale of a substantial number of shares in the public market could depress the price of our stock and make it difficult for you to sell your shares.***

Our common stock is listed on the NYSE Amex, but it has a relatively low average daily trading volume relative to many other stocks. Thinly traded stock can be more volatile than stock trading in an active public market, which can lead to significant price swings even when a relatively small number of shares are being traded and limit an investor's ability to quickly sell blocks of stock. We cannot predict what effect future sales of our common stock in the market, or the availability of shares of our common stock for sale in the market, will have on the market price of our common stock.

- ***Our outstanding Series A Preferred Stock affects net income available to our common shareholders and earnings per common share, and the warrant we issued to Treasury may be dilutive to holders of our common stock.***

The dividends declared on our Series A Preferred Stock will reduce the net income available to common shareholders and our earnings per common share. The Series A Preferred Stock will also receive preferential treatment in the event of liquidation, dissolution or winding up of our company. Additionally, the ownership interest of the existing holders of our common stock will be diluted to the extent the warrant we issued to Treasury in conjunction with the sale to Treasury of Series A Preferred Stock is exercised. The shares of common stock underlying the warrant represent approximately 4.84% of the shares of our common stock outstanding as of March 16, 2012 (including the shares issuable upon exercise of the warrant). Although Treasury has agreed not to vote any of the shares of common stock it receives upon exercise of the warrant, a transferee of any portion of the warrant or of any shares of common stock acquired upon exercise of the warrant is not bound by this restriction.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 2. Properties

Our offices are located in the Bank's corporate offices in Engelhard, North Carolina, and we do not own or lease any separate properties. The Bank maintains 25 branch offices, 22 of which are owned by the Bank, and three of which are leased from unaffiliated third parties. The following table contains information about our branch offices.

Office location	Opening date of original banking office	Owned/Leased	Date current facility built or purchased[1]
35050 Hwy 264 Engelhard, NC	January 1920	Owned	2004
80 Main and Pearl St. Swan Quarter, NC	March 1935	Owned[2]	1975
204 Scuppernong Dr. Columbia, NC	December 1936	Owned[2]	1975
7th St. & Hwy. 64 Creswell, NC	January 1963	Owned	1963
205 Virginia Dare Rd. Manteo, NC	June 1969	Owned	1999
2721 S Croatan Hwy. Nags Head, NC	April 1971	Owned[2]	1974
State Hwy. 12 Hatteras, NC	April 1973	Owned[2]	1980
6839 N.C. Hwy. 94 Fairfield, NC	June 1973	Owned[2]	1973
Hwy. 12 Ocracoke, NC	May 1978	Owned	1978
Hwy. 158 & Juniper Tr. Kitty Hawk, NC	May 1984	Owned[3]	2006
1001 Red Banks Rd. Greenville, NC	August 1989	Owned	1990
2400 Stantonsburg Rd. Greenville, NC	June 1995	Owned	1995
NC Hwy. 12 Avon, NC	June 1997	Leased[4]	—
2878 Caratoke Hwy. Currituck, NC	January 1998	Owned	2001
1418 Carolina Ave. Washington, NC	May 1999	Leased[4]	—
1801 S Glenburnie Rd. New Bern, NC	August 2000	Owned	1996
1103 Harvey Point Road Hertford, NC	October 2000	Owned[5]	2006
403 East Blvd. Williamston, NC	May 2003	Owned	2003

Office location	Opening date of original banking office	Owned/Leased	Date current facility built or purchased[1]
168 Hwy. 24 Morehead City, NC	January 2004	Owned	2004
1724 Eastwood Rd. Wilmington, NC	June 2004	Owned	2004
100 Causeway Drive Unit 4 Ocean Isle Beach, NC	May 2007	Leased[4]	—
1221 Portertown Rd. Greenville, NC	July 2007	Owned	2007
3810 S. Memorial Dr. Winterville, NC	July 2007	Owned	2007
1101 New Pointe Blvd. Leland, NC	July 2008	Owned	2008
7961 Market Street Wilmington, NC	December 2010	Owned	2010

(1) Includes only facilities owned by the Bank.
(2) Leased from the Bank's subsidiary, ECB Realty, Inc. until February 2, 2007. ECB Realty, Inc. was merged into the Bank on that date and the Bank acquired title to the property.
(3) Constructed by the Bank and first occupied during February 2006 to replace a facility previously leased from ECB Realty, Inc.
(4) Leased from a third party.
(5) Constructed by the Bank and first occupied during January 2006 to replace a facility previously leased from a third party.

The Bank owns a vacant property in each of Jacksonville, Wilmington, Ocean Isle Beach, New Bern and Grandy, North Carolina, as sites for possible future branch offices.

All the Bank's existing branch offices are in good condition and fully equipped for the Bank's purposes. At December 31, 2011, our consolidated investment in premises and banking equipment (cost less accumulated depreciation) was approximately $26.3 million.

Item 3. Legal Proceedings

From time to time we may become involved in legal proceedings in the ordinary course of our business. However, subject to the uncertainties inherent in any litigation, we believe that, at December 31, 2011 there was no pending proceedings that are likely to result in a material adverse change in our financial condition or operating results.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity; Related Stockholder Matters and Issuer Purchases of Equity Securities

Effective as of December 30, 2011, our common stock is listed on the NYSE Amex under the trading symbol "ECBE." Prior to that time, our common stock was listed on the Nasdaq Global Market under the trading symbol "ECBE." The following table lists the high and low sales prices for our common stock as reported by The Nasdaq Stock Market, and cash dividends declared on our common stock, for the periods indicated.

Quarter	Sales Price Range		Cash Dividend Declared Per Share
	High	Low	
2011 Fourth	$12.15	$ 9.58	$0.0500
Third	13.85	10.12	0.0700
Second	12.64	10.41	0.0000
First	14.50	11.09	0.0700
2010 Fourth	$14.50	$12.57	$0.0700
Third	14.55	11.25	0.0700
Second	16.97	11.37	0.0700
First	12.77	11.00	0.0700

On March 16, 2012, there were approximately 629 record holders of our common stock. We believe the number of beneficial owners of our common stock is greater than the number of record holders because a large amount of our common stock is held of record through brokerage firms in "street name."

We did not repurchase any shares of our common stock during the quarter ended December 31, 2011.

Under North Carolina law, we are authorized to pay dividends as declared by our Board of Directors, provided that no such distribution results in our insolvency on a going concern or balance sheet basis. We have paid cash dividends since we were incorporated during 1998, and, subject to regulatory approval of Bank dividends to us, we intend to continue to pay dividends on a quarterly basis. However, although we are a legal entity separate and distinct from the Bank, our principal source of funds with which we can pay dividends to our shareholders is dividends we receive from the Bank. For that reason, our ability to pay dividends effectively is subject to the limitations that apply to the Bank.

In general, the Bank may pay dividends only from its undivided profits. However, if its surplus is less than 50% of its paid-in capital stock, the Bank's directors may not declare any cash dividend until it has transferred to surplus 25% of its undivided profits or any lesser percentage necessary to raise its surplus to an amount equal to 50% of its paid-in capital stock. The Bank's ability to pay dividends to us is subject to other regulatory restrictions. (See "Supervision and Regulation—Restrictions on Payment of Dividends" under Item 1. Business.)

In April 2011, the Bank's Board of Directors adopted a resolution at the request of the FDIC that provides that, among other things, the Bank will not pay any cash dividend to us without seeking the prior approval of the FDIC and North Carolina Commissioner of Banks. If the Bank is unable to pay dividends to us, then we may not be able to service our debt, pay our other obligations or pay dividends on our common stock and the Series A Preferred Stock we have sold to Treasury.

Our sale of Series A Preferred Stock to the U.S. Treasury during January 2009 under the TARP Capital Purchase Program resulted in additional restrictions on our ability to pay dividends on our common stock and to repurchase shares of our common stock. Unless all accrued dividends on the Series A Preferred Stock have been paid in full, (1) no dividends may be declared or paid on our common stock, and (2) we may not repurchase any of our outstanding common stock. Additionally, until January 16, 2012, we are required to obtain the consent of the U.S. Treasury in order to declare or pay any dividend or make any distribution on our common stock other than regular quarterly cash dividends of not more than $0.1825 per share, or, subject to certain exceptions, repurchase shares of our common stock unless we have redeemed all of the Series A Preferred Stock or the U.S. Treasury has transferred all of those shares to third parties.

In the future, in addition to the restrictions discussed above, our ability to declare and pay cash dividends on our common stock will be subject to evaluation by our Board of Directors of our and the Bank's operating results, capital levels, financial condition, future growth plans, general business and economic conditions, and other relevant considerations. We cannot assure you that we will continue to pay cash dividends on any particular schedule or that we will not reduce the amount of dividends we pay in the future.

The following information is being furnished for purposes of Rule 14a-3. It is not deemed to be filed with the Securities and Exchange Commission or to be incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that we specifically incorporate it by reference into such a filing.

The following graph compares the cumulative total shareholder return (CTSR) on our common stock during the previous five years with the CTSR over the same measurement period of the Nasdaq Composite index and the SNL Bank NASDAQ index. Each trend line assumes that $100 was invested on December 31, 2006, and that dividends were reinvested for additional shares.

Effective as of December 30, 2011, our common stock is listed on the NYSE Amex under the trading symbol "ECBE." Prior to that time, our common stock was listed on the Nasdaq Global Market under the trading symbol "ECBE."



Total Return Performance
125
100
75
50
25
Index Value
12/31/06
12/31/07
12/31/08
12/31/09
12/31/10
12/31/11
ECB Bancorp, Inc.
NASDAQ Composite
SNL Bank NASDAQ Index

	Period Ending					
Index	**12/31/06**	**12/31/07**	**12/31/08**	**12/31/09**	**12/31/10**	**12/31/11**
ECB Bancorp, Inc.	100.00	80.43	51.98	37.83	46.86	37.30
NASDAQ Composite	100.00	110.66	66.42	96.54	114.06	113.16
SNL Bank NASDAQ Index	100.00	78.51	57.02	46.25	54.57	48.42

Item 6. Selected Financial Data

The following table contains summary historical consolidated financial information from our consolidated financial statements. You should read it in conjunction with our audited year end consolidated financial statements, including the related notes, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" which are included elsewhere in this report.

	At or for the Year Ended December 31,				
	2011	2010	2009	2008	2007
	(Dollars in thousands, except per share data)				
Income Statement Data:					
Net interest income	$ 26,971	$ 27,919	$ 26,748	$ 20,273	$ 20,357
Provision for loan losses	8,483	12,980	11,100	2,450	(99)
Non-interest income	8,800	11,995	8,649	6,809	6,377
Non-interest expense	29,856	26,840	23,152	20,633	20,344
Provision for income taxes	(1,544)	(766)	(357)	580	1,677
Net income (loss)	(1,024)	860	1,502	3,419	4,812
Preferred stock dividend & accretion of discount	1,063	1,063	1,003	—	—
Net income (loss) available to common shareholders	$ (2,087)	$ (203)	499	3,419	4,812
Per Share Data and Shares Outstanding:					
Basic net income (loss)[1]	$ (0.73)	$ (0.07)	$ 0.18	$ 1.19	$ 1.65
Diluted net income (loss)[1]	(0.73)	(0.07)	0.18	1.18	1.65
Cash dividends declared	0.19	0.28	0.73	0.73	0.70
Dividend payout ratio	(26.03)%	(400.00)%	405.56%	61.34%	42.42%
Book value at period end	22.10	22.32	23.62	23.89	22.88
Weighted-average number of common shares outstanding:					
Basic	2,849,841	2,849,594	2,844,950	2,884,396	2,908,371
Diluted	2,849,841	2,849,594	2,845,966	2,889,016	2,914,352
Shares outstanding at period end	2,849,841	2,849,841	2,847,881	2,844,489	2,920,769
Balance Sheet Data:					
Total assets	$ 921,277	$ 919,869	$ 888,720	$ 841,851	$ 643,889
Loans receivable	496,542	567,631	577,791	538,836	454,198
Allowance for loan losses	12,092	13,247	9,725	5,931	4,083
Other interest-earning assets	352,140	290,371	253,183	244,470	133,970
Total deposits	797,645	785,941	754,730	629,152	526,361
Borrowings	37,179	46,009	43,910	83,716	43,174
Shareholders' equity	80,443	80,894	84,375	67,943	66,841
Selected Performance Ratios:					
Return on average assets	(0.11)%	0.09%	0.17%	0.47%	0.77%
Return on average shareholders' equity	(1.26)	0.99	1.74	5.14	7.48
Net interest margin[2]	3.20	3.40	3.41	3.12	3.72
Efficiency ratio[3]	82.30	65.36	63.48	73.91	73.44
Asset Quality Ratios:					
Nonperforming loans to period-end loans	5.15%	3.89%	2.54%	1.85%	0.10%
Allowance for loan losses to period-end loans	2.44	2.33	1.68	1.10	0.90
Allowance for loan losses to nonperforming loans	47.29	59.97	66.17	59.42	876.92
Nonperforming assets to total assets[4]	3.64	2.89	2.27	1.63	0.08
Net loan charge-offs to average loans outstanding	1.79	1.64	1.30	0.12	0.13
Capital Ratios:					
Equity-to-assets ratio[5]	8.73%	8.79%	9.49%	8.07%	10.38%
Leverage capital ratio[6]	8.25	8.66	9.59	8.65	10.66
Tier 1 capital ratio[6]	12.59	12.08	12.77	10.83	12.94
Total capital ratio[6]	13.85	13.34	14.02	11.80	13.72

(1) Per share amounts are computed based on the weighted-average number of shares outstanding during each period.
(2) Net interest margin is net interest income divided by average interest earning assets, net of allowance for loan losses.
(3) Efficiency ratio is non-interest expense divided by the sum of net interest income and non-interest income, both as calculated on a fully taxable-equivalent basis.
(4) Nonperforming assets consist of the aggregate amount of any non-accruing loans, loans past due greater than 90 days and still accruing interest, restructured loans, repossessions and foreclosed assets and other nonperforming assets on each date.
(5) Equity-to-assets ratios are computed based on total shareholders' equity and total assets at each period end.
(6) These ratios are described in Item 1 under the captions "Supervision and Regulation—Capital Requirements" and "—Prompt Corrective Action."

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

This section presents management's discussion and analysis of our financial condition and results of operations. You should read the discussion in conjunction with our financial statements and related notes included elsewhere in this report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ significantly from those described in these forward-looking statements as a result of various factors. This discussion is intended to assist in understanding our financial condition and results of operations.

Executive Summary

ECB Bancorp, Inc. is a bank holding company headquartered in Engelhard, North Carolina. Our wholly-owned subsidiary, The East Carolina Bank (the "Bank"), is a state-chartered community bank that was founded in 1919. For the purpose of this discussion, "we," "us" and "our" refers to the Bank and the bank holding company as a single, consolidated entity unless the context otherwise indicates.

Our consolidated assets increased 0.2% to $921.3 million on December 31, 2011, from $919.9 million at year-end 2010. Our loan portfolio decreased 12.5% to $496.5 million at December 31, 2011, from $567.6 million at year-end 2010 while deposits increased 1.5% to $797.6 million at year-end 2011 from $785.9 million at year-end 2010. Total shareholders' equity was approximately $80.4 million at year-end 2011.

In 2011, we had a loss attributable to common shareholders of $2.1 million or $(0.73) basic and diluted loss per share, compared to a loss attributable to common shareholders of $203 thousand or $(0.07) basic and diluted loss per share for the year ended December 31, 2010. The 2011 loss attributable to common shareholders represents a higher loss than was reported in 2010 mainly due to a decrease in net gains on sales of securities, fees incurred in connection with the terminated private placement offering and increased data processing fees.

Critical Accounting Policies

The Company's accounting policies are in accordance with accounting principles generally accepted in the United States and with general practices within the banking industry. Our significant accounting policies are set forth in Note 1 to our audited consolidated financial statements included in Item 8 of this report. Management makes a number of estimates and assumptions relating to reported amounts of assets, liabilities, revenues and expenses in the preparation of the financial statements and disclosures. Estimates and assumptions that are most significant to the Company are related to the determination of the allowance for loan losses, asset impairment valuations, postretirement and benefit plan accounting and income taxes.

We consider our policy regarding the allowance for loan losses to be our most critical accounting policy, because it requires management's most subjective and complex judgments. In addition, changes in economic conditions can have a significant impact on the allowance for loan losses and, therefore, the provision for loan losses and results of operations. We have developed policies and procedures for assessing the adequacy of the allowance for loan losses, recognizing that this process requires a number of assumptions and estimates with respect to our loan portfolio. Our assessments may be impacted in future periods by changes in economic conditions, the results of regulatory examinations, and the discovery of information with respect to borrowers that is not currently known to management. For additional discussion concerning our allowance for loan losses and related matters, see "—Allowance for Loan Losses" and "—Nonperforming Assets and Past Due Loans." Other real estate acquired through the settlement of loans is carried at fair value less cost to sell. Management relies on outside appraisals and estimates of costs of disposal in determining this value. The actual disposal value could vary from this fair value estimate.

The determination of retirement plans and other postretirement benefit plans requires the use of estimates and judgments related to the amount and timing of expected future cash out-flows for benefit payments and cash in-flows for maturities. Our retirement plans and other postretirement benefit plans are actuarially determined based on assumptions on the discount rate and the health care cost trend rate. Changes in estimates and assumptions related to mortality rates and future health care costs could have a material impact to our financial condition or results of operations. The discount rate is used to determine the present value of future benefit obligations and the net periodic benefit cost. The discount rate used to value the future benefit obligation as of each year-end is the rate used to determine the periodic benefit cost in the following year. For additional discussion concerning our retirement plans and other postretirement benefits refer to Note 8 of our consolidated financial statements.

Management seeks strategies that minimize the tax effect of implementing their business strategies. As such, judgments are made regarding the ultimate consequence of long-term tax planning strategies, including the likelihood of future recognition of deferred tax benefits. The Company's tax returns are subject to examination by both Federal and State authorities. Such examinations may result in the assessment of additional taxes, interest and penalties. As a result, the ultimate outcome, and the corresponding financial statement impact, can be difficult to predict with accuracy. For additional discussion concerning income taxes refer to Note 6 of our consolidated financial statements.

Results of Operations for the Years Ended December 31, 2011, 2010 and 2009

In 2011, our loss attributable to common shareholders was $2.1 million or $(0.73) basic and diluted loss per share, compared to loss attributable to common shareholders of $203 thousand or $(0.07) basic and diluted loss per share for the year ended December 31, 2010. The decrease in earnings is primarily due to a decrease in net gains on sales of securities.

The following table shows return on assets (net income before preferred dividends and accretion of discount divided by average assets), return on equity (net income before preferred dividends and accretion of discount divided by average shareholders' equity), dividend payout ratio (dividends declared per share divided by net income available to common shareholders per share) and shareholders' equity to assets ratio (average shareholders' equity divided by average total assets) for each of the years presented.

	Year Ended December 31,		
	2011	2010	2009
Return on assets	(0.11)%	0.09%	0.17%
Return on equity	(1.26)	0.99	1.74
Dividend payout	(26.0)	(400.00)	405.56
Shareholders' equity to assets	8.79	9.53	9.98

Our core strategies continue to be to: (1) grow the loan portfolio while maintaining high asset quality; (2) grow core deposits; (3) increase non-interest income; (4) control expenses; and (5) make strategic investments in new and existing communities that will result in increased shareholder value.

Net Interest Income

Net interest income (the difference between the interest earned on assets, such as loans and investment securities and the interest paid on liabilities, such as deposits and other borrowings) is our primary source of operating income. The level of net interest income is determined primarily by the average balances (volume) of interest-earning assets and our interest-bearing liabilities and the various rate spreads between our interest-earning assets and interest-bearing liabilities. Changes in net interest income from period to period result from increases or decreases in the volume of interest-earning assets and interest-bearing liabilities, increases or decreases in the average interest rates earned and paid on such assets and liabilities, the ability to manage the interest-earning asset portfolio, and the availability of particular sources of funds, such as non-interest-bearing deposits.

The banking industry uses two key ratios to measure profitability of net interest income: net interest rate spread and net interest margin. The net interest rate spread measures the difference between the average yield on earning assets and the average rate paid on interest-bearing liabilities. The net interest rate spread does not consider the impact of non-interest-bearing deposits and gives a direct perspective on the effect of market interest rate movements. The net interest margin is defined as net interest income as a percentage of total average interest earning assets and takes into account the positive effects of investing non-interest-bearing deposits in earning assets.

Our net interest income for the year ended December 31, 2011 was $27.0 million, a decrease of $948 thousand or 3.40% when compared to net interest income of $27.9 million for the year ended December 31, 2010. Our net interest margin, on a tax-equivalent basis, for 2011 was 3.20% compared to 3.40% for 2010. Our net interest rate spread, on a tax-equivalent basis, for 2011 was 2.99% compared to 3.16% for 2010. The spread decreased by seventeen basis points as the decrease in the rates paid on interest-bearing liabilities was twenty-five basis points while the decrease on yields earned on interest-earning assets was forty-two basis points for the year.

Total interest income decreased $2.7 million or 6.8% to $37.1 million in 2011 compared to $39.8 million in interest income in 2010. Although our average interest earning assets increased $5.5 million in 2011 when compared to 2010 this still resulted in a $1.8 million decrease in interest income from 2010 to 2011 as the increase in volume of lower yielding taxable securities was more than offset by the decline in volume of higher yielding loans and tax-exempt securities. Our interest income declined $1.5 million in 2011 as compared to 2010 from a decline in yields. We funded the increases in interest-earning assets primarily with long-term borrowings.

The effect of variances in volume and rate on interest income and interest expense is illustrated in the table titled "Change in Interest Income and Expense on Tax Equivalent Basis." Management attributes the decrease in the yield on our interest earning assets to the continued low level of market interest rates. Yields on our taxable securities decreased approximately 60 basis points for 2011 as compared to 2010 as the volume of securities has increased with lower yielding securities and previously held securities sold, called or matured have been replaced with lower yielding securities.

Our average cost of funds for 2011 was 1.40%, a decrease of 25 basis points when compared to 1.65% for 2010. The average cost on Bank certificates of deposit decreased 24 basis points from 2.06% paid in 2010 to 1.82% paid in 2011, while our average cost of borrowed funds decreased 15 basis points during 2011 compared to 2010.

Total interest expense decreased $1.8 million or 15.1% to $10.1 million in 2011 from $11.9 million in 2010, primarily as a result of decreased market rates paid on Bank certificates of deposit. The volume of average interest-bearing liabilities increased approximately $3.3 million when comparing 2011 with that of 2010. The decrease to interest expense resulting from decreased rates on all interest-bearing liabilities was $1.9 million and the increase attributable to higher volumes of interest-bearing liabilities was $96 thousand.

Our net interest income for the year ended December 31, 2010 was $27.9 million, an increase of $1.2 million or 4.49% when compared to net interest income of $26.7 million for the year ended December 31, 2009. Our net interest margin, on a tax-equivalent basis, for 2010 was 3.40% compared to 3.41% for 2009. Our net interest rate spread, on a tax-equivalent basis, for 2010 was 3.16% compared to 3.09% for 2009. The spread increased by seven basis points as the decrease in the rates paid on interest-bearing liabilities was forty-two basis points while the decrease on yields earned on interest-earning assets was thirty-five basis points for the year.

Total interest income decreased $1.1 million or 2.7% to $39.8 million in 2010 compared to $40.9 million in interest income in 2009. Increases in our average earning assets of $38.7 million in 2010 when compared to 2009 resulted in a $1.6 million increase in interest income from 2009 to 2010 but this was more than offset by a decrease in interest income of $2.7 million from a decline in yields. We funded the increases in interest-earning assets primarily with interest-bearing demand accounts.

Our average cost of funds for 2010 was 1.65%, a decrease of 42 basis points when compared to 2.07% for 2009. The average cost on Bank certificates of deposit decreased 48 basis points from 2.54% paid in 2009 to 2.06% paid in 2010, while our average cost of borrowed funds increased 64 basis points during 2010 compared to 2009. The increase in the average cost of borrowed funds for 2010 compared to 2009 was the result of a decrease in the volume of lower cost short-term borrowings.

Total interest expense decreased $2.3 million or 16.2% to $11.9 million in 2010 from $14.2 million in 2009, primarily as a result of decreased market rates paid on Bank certificates of deposit. The volume of average interest-bearing liabilities increased approximately $37.6 million when comparing 2010 with that of 2009. The decrease to interest expense resulting from decreased rates on all interest-bearing liabilities was $3.2 million and the increase attributable to higher volumes of interest-bearing liabilities was $0.9 million.

The following table presents an analysis of average interest-earning assets and interest-bearing liabilities, the interest income or expense applicable to each asset or liability category and the resulting yield or rate paid.

Average Consolidated Balances and Net Interest Income Analysis

	Year Ended December 31,								
	2011			2010			2009		
	Average Balance	Yield/ Rate	Income/ Expense	Average Balance	Yield/ Rate	Income/ Expense	Average Balances	Yield/ Rate	Income/ Expense
	(Dollars in thousands)								
Assets:									
Loans—net[1]	$525,244	5.45%	$28,652	$566,007	5.43%	$30,745	$556,017	5.50%	$30,595
Taxable securities	292,982	2.70	7,896	227,505	3.30	7,508	201,676	4.41	8,901
Nontaxable securities[2]	12,814	5.73	735	38,351	6.09	2,335	36,743	5.80	2,130
Other investments[3]	19,290	0.23	44	12,981	0.10	13	11,705	0.03	3
Total interest-earning assets	850,330	4.39	37,327	844,844	4.81	40,601	806,141	5.16	41,629
Cash and due from banks	13,092			11,645			10,999		
Bank premises and equipment, net	26,515			25,577			25,506		
Other assets	35,938			27,277			23,745		
Total assets	$925,875			$909,343			$866,391		
Liabilities and Shareholders' Equity:									
Interest-bearing deposits	$680,576	1.35%	$ 9,208	$680,920	1.62%	$11,010	$607,880	2.13%	$12,958
Short-term borrowings	14,547	1.95	284	15,842	1.52	241	52,293	0.94	492
Long-term obligations	28,174	2.18	614	23,195	2.75	637	22,219	3.18	707
Total interest-bearing liabilities	723,297	1.40	10,106	719,957	1.65	11,888	682,392	2.07	14,157
Non-interest-bearing deposits	115,847			102,039			90,732		
Other liabilities	5,379			705			6,783		
Shareholders' equity	81,352			86,642			86,484		
Total liabilities and shareholders' equity	$925,875			$909,343			$866,391		
Net interest income and net interest margin (FTE)[4]		3.20%	$27,221		3.40%	$28,713		3.41%	$27,472
Net interest rate spread (FTE)[5]		2.99%			3.16%			3.09%	

(1) Average loans include non-accruing loans, net of allowance for loan losses, and loans held for sale.
(2) Yields on tax-exempt investments have been adjusted to a fully taxable-equivalent basis (FTE) using the federal income tax rate of 34%. The taxable equivalent adjustment was $250 thousand, $794 thousand, and $724 thousand for the years ended December 31, 2011, 2010, and 2009, respectively.

(3) Other investments include federal funds sold and interest-bearing deposits with banks and other institutions.
(4) Net interest margin is computed by dividing net interest income by total average earning assets.
(5) Net interest rate spread equals the average yield on total earning assets minus the average rate paid on total interest-bearing liabilities.

The following table presents the relative impact on net interest income of the volume of earning assets and interest- bearing liabilities and the rates earned and paid by us on such assets and liabilities. Variances resulting from a combination of changes in rate and volume are allocated in proportion to the absolute dollar amount of the change in each category.

Change in Interest Income and Expense on Tax Equivalent Basis

	2011 Compared to 2010			2010 Compared to 2009		
	Volume[1]	Rate[1]	Net	Volume[1]	Rate[1]	Net
			(Dollars in thousands)			
Loans[2]	$(2,219)	$ 126	$(2,093)	$ 546	$ (396)	$ 150
Taxable securities	1,963	(1,575)	388	996	(2,389)	(1,393)
Nontaxable securities[3]	(1,510)	(90)	(1,600)	96	109	205
Other investments	10	21	31	1	9	10
Interest income	(1,756)	(1,518)	(3,274)	1,639	(2,667)	(1,028)
Interest-bearing deposits	(5)	(1,797)	(1,802)	1,369	(3,318)	(1,949)
Short-term borrowings	(22)	65	43	(449)	198	(251)
Long-term obligations	123	(146)	(23)	29	(99)	(70)
Interest expense	96	(1,878)	(1,782)	949	(3,219)	(2,270)
Net interest income	$(1,852)	$ 360	$(1,492)	$ 690	$ 552	$ 1,242

(1) The combined rate/volume variance for each category has been allocated equally between rate and volume variances.
(2) Income on non-accrual loans is included only to the extent that it represents interest payments received.
(3) Yields on tax-exempt investments have been adjusted to a fully taxable-equivalent basis (FTE) using the federal income tax rate of 34%. The taxable equivalent adjustment was $250 thousand, $794 thousand, and $724 thousand for the years ended December 31, 2011, 2010, and 2009, respectively.

Rate Sensitivity Management

Rate sensitivity management, an important aspect of achieving satisfactory levels of net interest income, is the management of the composition and maturities of rate-sensitive assets and liabilities. The following table sets forth our interest sensitivity analysis at December 31, 2011 and describes, at various cumulative maturity intervals, the gap-ratios (ratios of rate-sensitive assets to rate-sensitive liabilities) for assets and liabilities that we consider to be rate sensitive. The interest-sensitivity position has meaning only as of the date for which it was prepared. Variable rate loans are considered to be highly sensitive to rate changes and are assumed to reprice within 12 months.

The difference between interest-sensitive asset and interest-sensitive liability repricing within time periods is referred to as the interest-rate-sensitivity gap. Gaps are identified as either positive (interest-sensitive assets in excess of interest-sensitive liabilities) or negative (interest-sensitive liabilities in excess of interest-sensitive assets).

As of December 31, 2011, we had a negative one-year cumulative gap of 12.5% and had interest-earning assets of $440.7 million maturing or repricing within one year and interest-bearing liabilities of $546.7 million repricing or maturing within one year. This is primarily the result of short-term interest sensitive liabilities being used to fund longer term interest-earning assets, such as loans and investment securities. A negative gap position implies that interest-bearing liabilities (deposits and other borrowings) will reprice at a faster rate than interest-earning assets (loans and investments). In a falling rate environment, a negative gap position will generally have a positive effect on earnings, while in a rising rate environment this will generally have a negative effect on earnings.

On December 31, 2011, our savings, NOW and Money Market accounts had aggregate balances totaling $325.6 million. In our rate sensitivity analysis, these deposits are considered as repricing in the earliest period (3 months or less) because the rate we pay on these interest-bearing deposits can be changed weekly. However, our historical experience has shown that changes in market interest rates have little, if any, effect on those deposits within a given time period and, for that reason, those liabilities could be considered non-rate sensitive. If those deposits were excluded from rate sensitive liabilities, our rate sensitive assets and liabilities would be more closely matched at the end of the one-year period.

Rate Sensitivity Analysis as of December 31, 2011

	3 Months Or Less	4-12 Months	Total Within 12 Months	Over 12 Months	Total
	(Dollars in thousands)				
Earning assets:					
Loans—gross	$310,502	$ 29,297	$ 339,799	$156,743	$496,542
Loans held for sale	2,866	—	2,866	—	2,866
Investment securities	69,976	18,173	88,149	251,301	339,450
Interest bearing deposits	63	—	63	—	63
Federal funds sold	6,305	—	6,305	—	6,305
FHLB stock	3,456	—	3,456	—	3,456
Total earning assets	393,168	47,470	440,638	408,044	848,682
Percent of total earnings assets	46.3%	5.6%	51.9%	48.1%	100.0%
Cumulative percentage of total earning assets	46.3	51.9	51.9	100.0	
Interest-bearing liabilities:					
Savings, NOW and Money Market deposits	325,636	—	325,636	—	325,636
Time deposits of $100,000 or more	24,249	53,467	77,716	34,661	112,377
Other time deposits	64,958	66,671	131,629	92,271	223,900
Short-term borrowings	11,679	—	11,679	—	11,679
Long-term obligations	—	—	—	25,500	25,500
Total interest-bearing liabilities	$426,522	$ 120,138	$ 546,660	$152,432	$699,092
Percent of total interest-bearing liabilities	61.0%	17.2%	78.2%	21.8%	100.0%
Cumulative percent of total interest-bearing liabilities	61.0	78.2	78.2	100.0	
Ratios:					
Ratio of earning assets to interest-bearing liabilities (gap ratio)	92.2%	39.5%	80.6%	267.7%	121.4%
Cumulative ratio of earning assets to interest-bearing liabilities (cumulative gap ratio)	92.2%	80.6%	80.6%	121.4%	
Interest sensitivity gap	$ (33,354)	$ (72,668)	$(106,022)	$255,612	$149,590
Cumulative interest sensitivity gap	(33,354)	(106,022)	(106,022)	149,590	149,590
As a percent of total earnings assets	(3.9)%	(12.5)%	(12.5)%	17.6%	17.6%

As of December 31, 2011, approximately 51.9% of our interest-earning assets could be repriced within one year and approximately 68.0% of our interest-earning assets could be repriced within five years. Approximately 78.2% of interest-bearing liabilities could be repriced within one year and 100.0% could be repriced within five years.

Market Risk

Our primary market risk is interest rate risk. Interest rate risk results from differing maturities or repricing intervals of interest-earning assets and interest-bearing liabilities and the fact that rates on these financial instruments do not change uniformly. These conditions may impact the earnings generated by our interest-earning assets or the cost of our interest-bearing liabilities, thus directly impacting our overall earnings.

We actively monitor and manage interest rate risk. One way this is accomplished is through the development of and adherence to our asset/liability policy. This policy sets forth our strategy for matching the risk characteristics of interest-earning assets and interest-bearing liabilities so as to mitigate the effect of changes in the rate environment.

Market Risk Analysis

	Principal Maturing in Years Ended December 31,							
	2012	2013	2014	2015	2016	Thereafter	Total	Fair Value
				(Dollars in thousands)				
Assets:								
Loans, gross:								
Fixed rate	$ 49,880	$41,837	$27,743	$19,850	$34,851	$ 32,683	$206,844	$205,245
Average rate (%)	5.53%	6.12%	6.09%	5.99%	5.72%	5.35%	5.77%	
Variable rate	84,460	46,805	55,045	37,492	21,152	44,744	289,698	289,698
Average rate (%)	4.93	4.78	4.95	4.82	5.13	3.73	4.72	
Loans held for sale:								
Fixed rate	2,866	—	—	—	—	—	2,866	2,866
Average rate (%)	3.85						3.85	
Investment securities:								
Fixed rate	250	—	—	5,200	5,102	234,752	245,304	246,591
Average rate (%)	7.35	—	—	3.27	3.32	3.00	3.01	
Variable rate	—	—	—	2,500	1,500	89,381	93,381	92,859
Average rate (%)	—	—	—	5.00	2.85	1.96	2.05	63
Interest-bearing deposits:								
Variable rate	63	—	—	—	—	—	63	63
Average rate (%)	0.01	—	—	—	—	—	0.01	
Liabilities:								
Savings and interest-bearing checking:								
Variable rate	325,636	—	—	—	—	—	325,636	325,636
Average rate (%)	0.70	—	—	—	—	—	0.70	
Certificate of deposit:								
Fixed rate	208,096	40,351	16,584	43,993	26,003	—	335,027	342,124
Average rate (%)	1.21	1.93	2.31	2.77	2.24	—	1.64	
Variable rate	1,250	—	—	—	—	—	1,250	1,250
Average rate (%)	0.25	—	—	—	—	—	0.25	
Short-term borrowings:								
Fixed rate	9,000	—	—	—	—	—	9,000	9,000
Average rate (%)	2.64	—	—	—	—	—	2.64	
Variable rate	2,679	—	—	—	—	—	2,679	2,679
Average rate (%)	1.00	—	—	—	—	—	1.00	
Long-term borrowings:								
Fixed rate	—	9,500	6,000	7,500	2,500	—	25,500	26,296
Average rate (%)	—	3.02	1.49	1.84	2.21	—	2.23	

Non-interest Income

Non-interest income, principally charges and fees assessed for the use of our services, is a significant contributor to net income. The following table presents the components of non-interest income for 2011, 2010 and 2009.

Non-interest Income

	Year Ended December 31,		
	2011	2010	2009
	(Dollars in thousands)		
Service charges on deposit accounts	$3,262	$ 3,418	$3,652
Other service charges and fees	1,225	1,419	1,160
Mortgage origination fees	1,300	1,283	950
Net gain (loss) on sale of securities	2,631	5,508	2,565
Income from bank owned life insurance	324	297	310
Other operating income	58	70	12
Total non-interest income	$8,800	$11,995	$8,649

Non-interest income decreased $3.2 million or 26.7% to $8.8 million in 2011 compared to $12.0 million for 2010. The decrease in non-interest income for the year ending December 31, 2011 is primarily the result of a decrease of $2.9 million in gains on the sale of securities compared to 2010. Service charges on deposit accounts decreased $156 thousand or 4.6% as we saw a decline in our overdraft protection fees. Other service charges and fees decreased $194 thousand or 13.7% in 2011 compared to the prior year mainly due to a decrease in gain on mortgage commitments. Mortgage origination fees increased $17 thousand or 1.3% over 2010. Other operating income decreased $12 thousand in 2011 compared to the prior year due to an impairment charge on investments.

Non-interest income increased $3.3 million or 38.7% to $12.0 million in 2010 compared to $8.6 million for 2009. The increase in non-interest income for the year ending December 31, 2010 is primarily the result of an increase of $2.9 million in gains on the sale of securities compared to 2009. Service charges on deposit accounts decreased $234 thousand or 6.4% as we saw a decline in our overdraft protection fees. Other service charges and fees increased $259 thousand or 22.3% in 2010 compared to the prior year mainly due to increased investment brokerage fees of $295 thousand. Mortgage origination fees increased $333 thousand or 35.1% over 2009.

Non-interest Expense

Non-interest expense increased $3.1 million or 11.6% to $29.9 million in 2011 compared to $26.8 million in 2010. Non-interest expense increased $3.7 million or 15.9% in 2010 compared to $23.2 million in 2009. The following table presents the components of non-interest expense for 2011, 2010 and 2009.

Non-interest Expense

	Year Ended December 31,		
	2011	2010	2009
	(Dollars in thousands)		
Salaries	$10,869	$ 9,832	$ 8,287
Retirement and other employee benefits	2,814	2,924	2,488
Occupancy	2,041	1,876	1,832
Equipment	2,173	2,160	1,763
Professional fees	1,386	936	832
Supplies	238	221	216
Communications/Data lines	710	663	642
FDIC Insurance	941	1,445	1,689
Other outside services	602	528	470
Net cost of real estate and repossessions acquired in settlement of loans	1,438	1,104	1,345
Data processing and related expenses	1,062	295	304
Securities Purchase Agreement termination fees	1,686	—	—
Contract early termination fees	—	1,141	—
Other	3,896	3,715	3,284
Total	$29,856	$26,840	$23,152

Salary expense increased $1.0 million or 10.5% in 2011 compared to 2010. During 2011, we continued to expand the Bank's infrastructure to support asset growth as outlined in our five-year strategic plan and implemented several initiatives to improve our customer service delivery. A portion of the increase in salary expense can be attributed to the successful implementation of a fully staffed and functioning Customer Care Center that manages various communication channels and contact points for the customer. This allows customers to utilize phone, email, website and online banking to receive immediate responses to questions they have regarding their Bank accounts or other services offered by the Bank. The Customer Care Center is part of the Bank's continued development of its Customer Experience strategy designed to focus on improving the experience customers have, whether it be interacting with a branch or the many "banking channels" offered to maintain their banking relationship with ECB. We also made staff additions to our Agriculture Lending business unit during 2011 as we continue to expand our presence and expertise to capture attractive lending opportunities within our eastern North Carolina footprint. Expansion of our Bank support infrastructure came in several forms during 2011, the Bank added additional staff in the areas of Information Technology, Risk Management, Asset Review, Human Resources, Training, Marketing and Special Assets. The Bank's salary expense also increased during 2011 as the result of a full year of salary expense incurred at our newest office in Porter's Neck opened in December of 2010.

Employee benefit expense decreased $110 thousand or 3.8% in 2011 over the prior year principally due to the reduction in the Bank's supplemental executive retirement plan benefit expense. As of December 31, 2011, we had 251 full time equivalent employees compared to 239 full time equivalent employees at December 21, 2010. We operated 25 full service banking offices and a mortgage loan origination office in both 2011 and 2010.

Occupancy expense increased $165 thousand or 8.8% in 2011 mainly due to building repairs and maintenance expense increasing $94 thousand. Equipment expense remained relatively flat only increasing $13 thousand or less than 1%.

Professional fees, which include audit, legal and consulting fees, increased $450 thousand or 48.1% to $1.4 million for 2011 compared to $936 thousand in 2010. Legal fees increased $282 thousand year over year as loan collection legal fees increased $67 thousand and other legal fees increased $215 thousand which was partially related to legal expense associated with our previously announced proposed private placement offering and efforts to acquire several branches from another financial institution. Consulting fees increased $129 thousand in 2011 as compared to 2010, partially due to fees associated with the above mentioned branch acquisition efforts. Accounting and audit fees increased $39 thousand in 2011 as compared to 2010, primarily due to expanded quarterly review of our Allowance for Loan Loss (ALLL) model by our external auditors.

FDIC insurance decreased $504 thousand in 2011 compared to 2010. The decrease was mainly due to a change made by the FDIC in its assessment calculations.

Other outside services increased $74 thousand in 2011 compared to 2010. During 2011, we updated our branch operations manual at a cost of approximately $38 thousand. We also incurred expense of $31 thousand for professional services relating to our previously announced proposed private placement offering potential equity raise, and we incurred $29 thousand of expense for marketing research associated with our proposed branch acquisition efforts.

Net cost of real estate and repossessions acquired in settlement of loans expense increased $334 thousand or 30.3% in 2011 compared to 2010.

Data processing services expense, which primarily consist of check and deposit item processing, nightly update of loan, deposit and general ledger balances, ATM/ EFT network management and On-line Banking, for the period ended December 31, 2011 was $1.1 million compared to $0.3 million for the period ended December 31, 2010. In May of 2011, the Bank outsourced all of its core bank data processing under agreement with InfoTech Alliance Bank Services ("ITA") using the FIS integrated HORIZON banking system. Prior to the core system conversion in May, the Bank only outsourced its item processing through ITA while maintaining an in-house core processing system, ATM/EFT network and On-line Banking package. During 2010, expense related to our On-line Banking totaled approximately $311 thousand and was included in Other Outside Services. Our 2010 expense for our ATM/EFT network management totaled approximately $228 thousand and was included in Other Operating Expense. The year-over-year data processing expense increase also includes a one-time charge of $175 thousand paid to ITA for pre-conversion services related to our terminated 2011 branch acquisition effort. In addition, the Bank implemented a number of ancillary systems including an advanced data reporting interface, customer relationship management system, fraud monitoring system, teller system, and real-time online banking among others. These additional systems also added to the increase in data processing services expense in 2011 when compared to 2010.

On February 8, 2012, we and six institutional investors mutually agreed to terminate a previously reported Securities Purchase Agreement under which the Company would issue $79.7 million in Company common stock in a private placement offering. Pursuant to the terms of the agreement, we had also agreed to reimburse the lead investors for certain out-of-pocket expenses such as legal fees, asset review fees and travel expense incurred during their due diligence process during 2011 of approximately $300 thousand dollars. In addition, pursuant to our engagement letter dated July 19, 2010 with our investment banking group, we agreed to reimburse out-of-pocket expenses such as legal fees, asset review fees and travel expense incurred on behalf of ECB Bancorp in connection with the private placement that totaled approximately $425 thousand dollars. These reimbursable expenses are included in other liabilities on the balance sheet at December 31, 2011. The Bank incurred additional expense of approximately $965 thousand dollars related to the equity raise during 2011. As a result of the agreement termination, we recorded a Securities Purchase Agreement termination expense of $1.7 million at December 31, 2011.

Salary expense increased $1.5 million or 18.6% in 2010 compared to 2009. The increase was primarily the result of additions made to senior management and other management positions during 2010 and general cost of living and merit increases. Employee benefits increased $436 thousand or 17.5% in 2010 over the prior year principally due to the additional positions mentioned above and an increase in supplemental employee retirement plan expense. As of December 31, 2010, we had 239 full time equivalent employees and operated 25 full service banking offices and a mortgage loan origination office. At December 31, 2009 we had 219 full time equivalent employees and operated 24 full service banking offices, a loan production office and a mortgage loan origination office.

Equipment expense increased $397 thousand or 22.5% in 2010 mainly due to maintenance expense increasing $239 thousand and furniture and equipment rental expense increasing $68 thousand.

Professional fees, which include audit, legal and consulting fees, increased $104 thousand or 12.5% to $936 thousand for 2010 compared to $832 thousand in 2009. Legal fees increased $138 thousand year over year but were offset by consulting fees decreasing $1 thousand and audit fees decreasing $32 thousand during 2010 as compared to 2009.

FDIC insurance decreased $244 thousand in 2010 compared to 2009. The decrease is related to the special assessment that was levied on all banks by the FDIC in 2009.

Net cost of real estate and repossessions acquired in settlement of loans expense decreased $241 thousand to $1.1 million in 2010 compared to $1.3 million in 2009.

During 2010 we accrued an expense for contract early termination fees in the amount of $1.1 million. The Bank announced on August 12, 2010, that it had signed an agreement with InfoTech Alliance Bank Services to implement the FIS integrated HORIZON banking system. As a result of this decision, it was determined that several existing multiyear support and maintenance agreements with current vendors would be terminated early resulting in the accrual of the expenses in 2010.

Other operating expense increased $431 thousand in 2010 compared to 2009. The increase is related to increased director fees of $138 thousand due to an accrual of retirement benefits and an increase in franchise taxes of $122 thousand in 2010 as compared to 2009.

Income Taxes

For the year ended December 31, 2011, we recorded an income tax benefit of $1.5 million, compared to a benefit of $766 thousand and $357 thousand for the years ended December 31, 2010 and 2009, respectively. Our effective tax rate for the years ended December 31, 2011, 2010 and 2009 was 60.1%, (814.9%) and (31.2%), respectively. The effective tax rate in 2011, 2010 and 2009 differs from the federal statutory rate of 34.0% primarily due to tax-exempt interest income we earned on tax-exempt securities in our investment portfolio. For more information see disclosure on income taxes in note 6.

The valuation allowance for deferred tax assets was $7 thousand for December 31, 2011 and $43 thousand for December 31, 2010 and December 31, 2009. The valuation allowance was primarily for certain capital losses related to equity securities and perpetual preferred stock issued by FNMA and FHLMC in 2004. These losses are capital in character and we may not have current capital gain capacity to offset these losses.

Financial Condition at December 31, 2011, 2010 and 2009

Our total assets were $921.3 million at December 31, 2011, $919.9 million at December 31, 2010 and $888.7 million at December 31, 2009. Asset growth during 2011 was funded primarily by an increase in non-interest-bearing demand accounts of $30.8 million. For the year ended December 31, 2011 our loans declined $71.1 million which can be attributed to continued weak economic conditions. For the year ended December 31, 2010, our loans declined $10.2 million, which was also, due primarily to weak economic conditions. For the years ended December 31, 2011 and 2010, we grew our deposits $11.7 million and $31.2 million, respectively. The deposit growth was mainly through non-interest-bearing demand deposits in 2011 and mainly through interest-bearing demand deposits in 2010, the proceeds of which were invested in interest-earning assets.

We believe our financial condition is sound. The following discussion focuses on the factors considered by us to be important in assessing our financial condition.

The following table sets forth the relative composition of our balance sheets at December 31, 2011, 2010 and 2009.

Distribution of Assets and Liabilities

	December 31,					
	2011		2010		2009	
	(Dollars in thousands)					
	Amount	%	Amount	%	Amount	%
Assets:						
Loan, gross	$496,542	53.9%	$567,631	61.7%	$577,791	65.0%
Loans held for sale	2,866	0.3	4,136	0.4	—	0.0
Investment securities	339,450	36.8	273,229	29.7	239,332	26.9
Interest-bearing deposits	63	0.0	20	0.0	870	0.1
FHLB stock	3,456	0.4	4,571	0.5	5,116	0.6
Federal funds sold	6,305	0.7	8,415	0.9	7,865	0.9
Total earning assets	848,682	92.1	858,002	93.2	830,974	93.5
Allowance for loan losses	(12,092)	(1.3)	(13,247)	(1.4)	(9,725)	(1.1)
Non-interest-bearing deposits and cash	18,363	2.0	11,731	1.3	9,076	1.0
Bank premises and equipment, net	26,289	2.9	26,636	2.9	25,329	2.9
Other assets	40,035	4.3	36,747	4.0	33,066	3.7
Total assets	$921,277	100.0%	$919,869	100.0%	$888,720	100.0%
Liabilities and Shareholders' Equity:						
Demand deposits	$135,732	14.7%	$104,932	11.4%	$ 93,492	10.5%
Savings, NOW and Money Market deposits	325,636	35.3	292,915	31.8	161,551	18.2
Time deposits of $100,000 or more	112,377	12.2	92,889	10.1	198,388	22.3
Other time deposits	223,900	24.3	295,205	32.1	301,299	33.9
Total deposits	797,645	86.5	785,941	85.4	754,730	84.9
Short-term borrowings	11,679	1.3	11,509	1.3	22,910	2.6
Long-term obligations	25,500	2.8	34,500	3.7	21,000	2.4
Accrued interest and other liabilities	6,010	0.7	7,025	0.8	5,705	0.6
Total liabilities	840,834	91.3	838,975	91.2	804,345	90.5
Shareholders' equity	80,443	8.7	80,894	8.8	84,375	9.5
Total liabilities and share-holders' equity	$921,277	100.0%	$919,869	100.0%	$888,720	100.0%

Loans

As of December 31, 2011, total loans decreased to $496.5 million, down 12.5% from total loans of $567.6 million at December 31, 2010. Construction and land development loans decreased from $90.1 million in 2010 to $67.1 million in 2011. The decrease in construction and development loans was a result of the continuing decline of the housing market. Commercial and residential real estate loans decreased from $364.6 million in 2010 to $343.3 million in 2011.

As of December 31, 2010, total loans decreased to $567.6 million, down 1.8% from total loans of $577.8 million at December 31, 2009. Construction and land development loans decreased from $125.9 million in 2009 to $90.1 million in 2010. The decrease in construction and development loans was a function of the decline of economic conditions. Commercial and residential real estate loans increased from $335.0 million in 2009 to $364.6 million in 2010. The growth in residential and commercial real estate loans was due to a continued focus on growth by the bank in owner-occupied small business lending during the year.

At December 31, 2011, our loan portfolio contained no foreign loans, and we believe the portfolio is adequately diversified. Real estate loans represented approximately 82.7% of our loan portfolio at December 31, 2011. However, many of our real estate loans, while secured by real estate, were made for various other commercial, agricultural and consumer purposes (which may or may not be related to our real estate collateral). Real estate loans are primarily loans secured by real estate, including mortgage and construction loans. Residential mortgage loans accounted for approximately $110.4 million or 26.9% of our real estate loans at December 31, 2011. Commercial loans are spread throughout a variety of industries, with no particular industry or group of related industries accounting for a significant portion of the commercial loan portfolio. At December 31, 2011, our ten largest loans accounted for approximately 7.57% of our loans outstanding. As of December 31, 2011, we had outstanding loan commitments of approximately $93.8 million. The amounts of loans outstanding at the indicated dates are shown in the following table according to loan type.

Loan Portfolio Composition

	At December 31,				
	2011	2010	2009	2008	2007
	(Dollars in thousands)				
Real estate—construction and land development	$ 67,127	$ 90,145	$125,856	$132,525	$104,339
Real estate—commercial, residential and other[(1)]	343,327	364,648	335,004	298,959	234,812
Installment loans	6,620	4,209	4,351	5,115	5,808
Credit card and related plans	1,661	2,261	2,451	2,214	2,002
Commercial and all other loans	77,807	106,368	110,129	100,023	107,237
Total	$496,542	$567,631	$577,791	$538,836	$454,198

(1) The majority of the commercial real estate is owner-occupied and operated.

Maturities and Sensitivities of Loans to Changes in Interest Rates

The following table sets forth the maturity distribution of our loans as of December 31, 2011. A significant majority of our loans maturing after one year reprice at two and three year intervals. In addition, approximately 58.3% of our loan portfolio is comprised of variable rate loans.

Loan Maturities at December 31, 2011

	1 year or less	Due after 1 year through 5 years		Due after 5 years		Total
		Floating	Fixed	Floating	Fixed	
	(Dollars in thousands)					
Real estate—construction and land development	$ 36,203	$ 16,102	$ 12,246	$ 1,589	$ 987	$ 67,127
Real estate—commercial, residential and other	57,325	128,825	97,701	40,248	19,228	343,327
Installment loans	1,528	374	4,189	30	499	6,620
Credit card and related plans	716	224	22	25	674	1,661
Commercial and all other loans	38,568	14,970	10,122	2,852	11,295	77,807
Total	$134,340	$160,495	$124,280	$44,744	$32,683	$496,542

Allowance for Loan Losses

We consider the allowance for loan losses (AFLL) adequate to cover estimated probable loan losses relating to the loans outstanding as of each reporting period. However, the procedures and methods used in the determination of the allowance necessarily rely upon various judgments and assumptions about economic conditions and other factors affecting our loans. In addition, various regulatory agencies, as an integral part of their examination process, periodically review our allowance for loan losses. Those agencies may require us to recognize adjustments to the allowance for loan losses based on their judgments about the information available to them at the time of their examinations. No assurance can be given that we will not in any particular period sustain loan losses that are sizable in relation to the amount reserved or that subsequent evaluations of the loan portfolio, in light of conditions and factors then prevailing, will not require significant changes in the allowance for loan losses or future charges to earnings.

The following table summarizes the balances of loans outstanding, average loans outstanding, changes in the allowance arising from charge-offs and recoveries by category and additions to the allowance that have been charged to expense.

Analysis of the Allowance for Loan Losses

	Year ended December 31,				
	2011	2010	2009	2008	2007
	(Dollars in thousands)				
Total loans outstanding at end of year—gross	$496,542	$567,631	$577,791	$538,836	$454,198
Average loans outstanding—gross	$537,524	$575,374	$562,095	$504,426	$431,579
Allowance for loan losses at beginning of year	$ 13,247	$ 9,725	$ 5,931	$ 4,083	$ 4,725
Loans charged off:					
Real estate	9,022	8,211	7,032	381	433
Installment loans	20	21	18	64	43
Credit cards and related plans	294	44	19	—	—
Commercial and all other loans	622	1,469	497	253	161
Total charge-offs	9,958	9,745	7,566	698	637
Recoveries of loans previously charged off:					
Real estate	65	130	72	1	—
Installment loans	5	7	3	4	18
Credit cards and related plans	3	1	4	9	—
Commercial and all other loans	247	149	181	82	76
Total recoveries	320	287	260	96	94
Net charge-offs	9,638	9,458	7,306	602	543
Provision for loan losses	8,483	12,980	11,100	2,450	(99)
Allowance for loan losses at end of year	$ 12,092	$ 13,247	$ 9,725	$ 5,931	$ 4,083
Ratios:					
Net charge-offs during year to average loans outstanding	1.79%	1.64%	1.30%	0.12%	0.13%
Allowance for loan losses to loans at year end	2.44	2.33	1.68	1.10	0.90
Allowance for loan losses to nonperforming loans	47	60	66	59	877

At December 31, 2011, our AFLLas a percentage of loans was 2.44%, up from 2.33% at December 31, 2010. The increase was mainly due to increases in the portion of the allowance determined through general qualitative and quantitative internal and external factors. Also, the increase reflects the recognition of additional loans identified as being impaired. For additional discussion on the AFLL refer to Note 4 of our consolidated financial statements.

In evaluating the AFLL, the Company prepares an analysis of its current loan portfolio through the use of historical loss rates, homogeneous risk analysis grouping to include probabilities for loss in each group by risk grade, estimation of years to impairment in each homogeneous grouping, analysis of internal credit processes, past due loan portfolio performance and overall economic conditions, both regionally and nationally.

Historical loss calculations for each homogeneous risk group are based on a three year average loss ratio calculation with the most recent quarter's loss history included in the model. The impact is to more quickly recognize and increase the loss history in a respective grouping. For those groups with little or no loss history, management increases the historical factor through a positive adjustment to more accurately represent current economic conditions and their potential impact on that particular loan group.

Homogeneous loan groups are assigned risk factors based on their perceived loss potential, current economic conditions and on their respective risk ratings. The probability of loss is increased as the risk grade increases within each risk grouping to more accurately reflect the Bank's exposure in that particular group of loans. The Bank utilizes a system of eight possible risk ratings. The risk ratings are established based on perceived probability of loss. Most loans risk rated "substandard", "doubtful" and "loss" are removed from their homogeneous group and individually analyzed for impairment. Some smaller loans risk rated "substandard", "doubtful" and "loss" with balances less than $100 thousand are not removed from their homogeneous group and individually analyzed for impairment. Other groups of loans based on loan size may be selected for impairment review. Loans are considered impaired if, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal and interest when due according to the contractual terms of the loan agreement. The measurement of impaired loans is based on either the fair value of the underlying collateral, the present value of the future cash flows discounted at the historical effective interest rate stipulated in the loan agreement, or the estimated market value of the loan. In measuring the fair value of the collateral, management uses a comparison to the recent selling price of similar assets, which is consistent with those that would be utilized by unrelated third parties.

A portion of the Bank's AFLL is not allocated to any specific category of loans. This general portion of the allowance reflects the elements of imprecision and estimation risk inherent in the calculation of the overall allowance. Due to the subjectivity involved in determining the overall allowance, including the portion determined through general qualitative and quantitative internal and external factors, the general portion may fluctuate from period to period based on management's evaluation of the factors affecting the assumptions used in calculating the allowance, including historical loss experience, current and expected economic conditions and geographic conditions. While the Company believes that our management uses the best information available to determine the AFLL, unforeseen market conditions could result in adjustments to the AFLL, and net income could be significantly affected, if circumstances differ substantially from the assumptions used in making the final determination. Because these factors and management's assumptions are subject to change, the allocation is not necessarily indicative of future loan portfolio performance.

Unsecured loans are charged-off in full against the Company's AFLL as soon as the loan becomes uncollectible. Unsecured loans are considered uncollectible when no regularly scheduled monthly payment has been made within three months, the loan matured over 90 days ago and has not been renewed or extended or the borrower files for bankruptcy. Secured loans are considered uncollectible when the liquidation of collateral is deemed to be the most likely source of repayment. Once secured loans reach 90 days past due, they are placed into non-accrual status. If the loan is deemed to be collateral dependent, the principal balance is written down immediately to reflect the current market valuation based on current independent appraisal. Included in the write-down is the estimated expense to liquidate the property and typically an additional allowance for the foreclosure discount.

Net charge-offs totalled $9.6 million for 2011 representing an increase of $180 thousand and $2.3 million when compared to 2010 and 2009, respectively. Net charge-offs from real estate secured loans were $9.0 million, $8.1 million and $7.0 million for 2011, 2010 and 2009, respectively. Asset quality remains a top priority of the

Bank. For the year ending December 31, 2011, net loan charge-offs were 1.79% of average loans compared to 1.64% for the year ending December 31, 2010. The increase in the AFLL to loans to 2.44% at December 31, 2011 from 2.33% at December 31, 2010 was mainly due to increases in the portion of the allowance determined through general qualitative and quantitative internal and external factors.

Construction, land and development ("CLD") loans make up 13.5% of the Bank's loan portfolio. The local construction industry has been particularly impacted by declines in housing activity, and has had a disproportionate impact on the credit quality of the Company. The table below shows trends of CLD loans, along with ratios relating to their relative credit quality.

	CLD Loans		All Other Loans		Total
	Balance	% of Total	Balance	% of Total	Loans
	Dollars in thousands				
Balances at December 31, 2011	$67,127	13.5%	$429,415	86.5%	$496,542
Impaired loans	10,074	32.2%	21,215	67.8%	31,289
Allocated Reserves	3,655	42.6%	4,933	57.4%	8,588
YTD Net Charge-offs	5,140	53.3%	4,498	46.7%	9,638
Nonperforming loans (NPL)	8,757	34.2%	16,813	65.8%	25,570
NPL as % of loans	13.0%		3.9%		5.1%

While balances of CLD loans make up 13.5% of the Bank's loan portfolio, they represent 32.2% and 53.3% of the Bank's impaired loans and YTD net charge-offs, respectively. CLD loans represent 34.2% of the Bank's nonperforming loans and 42.6% of the Bank's allocated allowance for loan loss is reserved for CLD loans.

Allocation of the Allowance for Loan Losses

The following table sets forth the allocation of allowance for loan losses and percent of our total loans represented by the loans in each loan category for each of the years presented.

Allocation of the Allowance for Loan Losses

	December 31,									
	2011		2010		2009		2008		2007	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)									
Real estate	$ 7,828	82.7%	$10,653	80.1%	$7,572	79.8%	$4,762	80.1%	$2,642	74.7%
Installment loans	46	1.3	12	0.7	23	0.8	25	0.9	73	1.3
Credit cards and related plans	18	0.3	21	0.4	13	0.4	16	0.4	38	0.4
Commercial and all other loans	696	15.7	1,039	18.8	708	19.0	507	18.6	773	23.6
Total allocated	8,588	100.0%	11,725	100.0%	8,316	100.0%	5,310	100.0%	3,526	100.0%
Unallocated[1]	3,504		1,522		1,409		621		557	
Total	$12,092		$13,247		$9,725		$5,931		$4,083	

1. Beginning in 2009 unallocated reserve was reflected in our homogenous pool estimates based on general qualitative and quantitative internal and external factors.

Loans Considered Impaired

We review our nonperforming loans and other groups of loans based on loan size or other factors for impairment. At December 31, 2011, we had loans totaling $31.3 million (which includes $24.7 million in nonperforming loans) which were considered to be impaired compared to $26.3 million at December 31, 2010.

Loans are considered impaired if, based on current information, circumstances or events, it is probable that the Bank will not collect the scheduled payments of principal and interest when due according to the contractual terms of the loan agreement. However, treating a loan as impaired does not necessarily mean that we expect to incur a loss on that loan, and our impaired loans may include loans that currently are performing in accordance with their terms. For example, if we believe it is probable that a loan will be collected, but not according to its original agreed upon payment schedule, we may treat that loan as impaired even though we expect that the loan will be repaid or collected in full. As indicated in the table below, when we believe a loss is probable on a non-collateral dependent impaired loan, a portion of our reserve is allocated to that probable loss. If the loan is deemed to be collateral dependent, the principal balance is written down immediately to reflect the current market valuation based on current independent appraisal.

The following table sets forth the number and volume of loans net of previous charge-offs considered impaired and their associated reserve allocation, if any, at December 31, 2011. Twenty-four non-accrual loans with a total balance of $745 thousand and three restructured loans with a balance of $114 thousand were not removed from their homogeneous group and individually analyzed for impairment because their individual loan balances were less than $100 thousand.

	Number of Loans	Loan Balances Outstanding	Allocated Reserves
		(Dollars in millions)	
Non-accrual loans	39	$15.2	$ 0.3
Restructured loans[1]	17	9.5	1.5
Total nonperforming loans	56	$24.7	$ 1.8
Other impaired loans with allocated reserves	11	4.9	0.7
Impaired loans without allocated reserves	6	1.7	—
Total impaired loans	73	$31.3	$ 2.5

(1) Restructured loans include loans restructured and still accruing.

Nonperforming Assets and Past Due Loans

The following table summarizes our nonperforming assets and past due loans at the dates indicated.

Nonperforming Assets and Past Due Loans

	December 31,				
	2011	2010	2009	2008	2007
	(Dollars in thousands)				
Non-accrual loans	$15,973	$15,896	$13,343	$ 9,957	$393
Loans past due 90 days or more days still accruing	—	—	—	—	—
Restructured loans	9,596	6,193	1,353	24	73
Other real estate owned & repossessions	6,573	4,536	5,443	3,724	66
Other nonperforming assets[1]	1,427	—	—	—	—
Total	$33,569	$26,625	$20,139	$13,705	$532

(1) The other nonperforming asset of $1.4 million represents the movement of a foreclosed participation loan into a separate LLC for liability purposes. It is a single purpose LLC set up specifically by the lending group to handle the disposition of the property. Proper approvals for this arrangement had to be obtained in advance from the NC Commissioner of Banks.

A loan is placed on non-accrual status when, in our judgment, the collection of interest income appears doubtful or the loan is past due 90 days or more. Interest receivable that has been accrued and is subsequently determined to have doubtful collectability is charged to the appropriate interest income account. Interest on loans that are classified as non-accrual is recognized when received. In some cases, where borrowers are experiencing financial difficulties, loans may be restructured to provide terms significantly different from the original terms.

At December 31, 2011 and 2010, nonperforming assets were approximately 3.64% and 2.89%, respectively, of total assets outstanding at such dates. The general downturn in the overall economy has contributed to the overall increase in nonperforming assets reflected at year end. The impact of our impaired loans at December 31, 2011 on our interest income was approximately $0.9 million, as we would have accrued $1.6 million in interest income versus the $0.7 million recognized.

Any loans that are classified for regulatory purposes as loss, doubtful, substandard or special mention, and that are not included as nonperforming loans, do not (i) represent or result from trends or uncertainties that management reasonably expects will materially impact future operating results; or (ii) represent material credits about which management has any information which causes management to have serious doubts as to the ability of such borrower to comply with the loan repayment terms.

Off-Balance Sheet Arrangements and Contractual Obligations

We have various financial instruments (outstanding commitments) with off-balance sheet risk that are issued in the normal course of business to meet the financing needs of our customers. These financial instruments include commitments to extend credit and standby letters of credit. We also have contractual cash obligations and commitments, including certificates of deposit, other borrowings, operating leases and loan commitments. The following tables set forth our commercial commitments and contractual payment obligations as of December 31, 2011.

	Amount of Commitment Expiration per Period				
Commercial Commitments	**Total**	**Less than 1 year**	**1-3 years**	**4-5 years**	**More than 5 years**
	(Dollars in thousands)				
Loan commitments and lines of credit	$ 92,336	$ 53,990	$ 8,148	$ 5,552	$24,646
Standby letters of credit	1,534	1,500	34	—	—
Total commercial commitments	$ 93,870	$ 55,490	$ 8,182	$ 5,552	$24,646

	Amount of Payments Due per Period				
Contractual Obligations	**Total**	**Less than 1 year**	**1-3 years**	**4-5 years**	**More than 5 years**
	(Dollars in thousands)				
Short-term borrowings	$ 11,679	$ 11,679	$ —	$ —	$ —
Long-term borrowings	25,500	—	15,500	10,000	—
Operating leases	1,916	531	864	402	119
Deposits	797,645	670,714	56,935	69,996	—
Total contractual obligations	$836,740	$682,924	$73,299	$80,398	$ 119

Investment Portfolio

The composition of our securities portfolio reflects our investment strategy of maintaining an appropriate level of liquidity while providing a relatively stable source of income. Our securities portfolio also provides a balance to interest rate risk and credit risk in other categories of the balance sheet while providing a vehicle for investing available funds, furnishing liquidity and supplying securities to pledge as required collateral for certain deposits and borrowed funds. We use two categories to classify our securities: "held-to-maturity" and "available-for-sale." Currently, none of our investments are classified as held-to-maturity. While we have no plans to liquidate a significant amount of our securities, the securities classified as available-for-sale may be sold to meet liquidity needs should management deem it to be in our best interest.

Our investment securities totaled $339.5 million at December 31, 2011, $273.2 million at December 31, 2010, and $239.3 million at December 31, 2009. The investment portfolio increased $66.3 million or 24.2% from December 31, 2010 to December 31, 2011. The investment portfolio increased $33.9 million or 14.1% from December 31, 2009 when compared to December 31, 2010. Additions to the investment securities portfolio depend to a large extent on the availability of investable funds that are not otherwise needed to satisfy loan demand. Investable funds not otherwise utilized are temporarily invested as federal funds sold or as interest-bearing balances at other banks, the level of which is affected by such considerations as near-term loan demand and liquidity needs.

The carrying values of investment securities held by us at the dates indicated are summarized as follows:

Investment Portfolio Composition

	December 31,					
	2011	Percentage	2010	Percentage	2009	Percentage
	(Dollars in thousands)					
Securities available-for-sale:						
Government-sponsored enterprises and FFCB bonds	$ 1,032	0.3%	$ 24,781	9.1%	$ 35,843	15.0%
Collaterized mortgage obligations	4,333	1.3	21,683	7.9	25,285	10.6
Corporate bonds	30,771	9.1	28,527	10.4	5,860	2.5
Mortgage-backed securities	127,959	37.7	128,407	47.0	92,851	38.8
SBA-backed securities	146,637	43.2	56,853	20.8	32,665	13.6
Municipal securities	28,718	8.4	12,978	4.8	46,022	19.2
Equity securities	—	—	—	—	806	0.3
Total investments	$339,450	100.0%	$273,229	100.0%	$239,332	100.0%

The following table shows maturities of the carrying values and the weighted-average yields of investment securities held by us at December 31, 2011.

Investment Portfolio Maturity Schedule

	3 months or less	Over 3 months through 1 year	Over 1 year through 5 years	Over 5 years through 10 years	Over 10 years	
	Amount/ Yield	Amount/ Yield	Amount/ Yield	Amount/ Yield	Amount/ Yield	Total/ Yield
			(Dollars in thousands)			
Securities available-for-sale:						
Government-sponsored enterprises and FFCB bonds	$—	$—	$ 28	$ 1,004	$ —	$ 1,032
	— %	— %	3.25%	2.00%	— %	2.00%
Collaterized mortgage obligations[(1)]	134	161	4,038	—	—	4,333
	0.91	4.15	1.84	—	—	1.89
Corporate bonds	—	—	13,081	17,690	—	30,771
	—	—	3.40	4.34	—	3.96
Mortgage-backed securities[(1)]	—	—	82,426	40,438	5,095	127,959
	—	—	2.06	2.16	3.39	2.14
SBA-backed	—	—	—	3,007	143,630	146,637
	—	—	—	1.77	2.74	2.72
Municipal securities[(2)]	100	151	1,034	12,083	15,350	28,718
	7.76	7.08	5.52	4.06	4.56	4.41
Total investments	$ 234	$ 312	$100,607	$74,222	$164,075	$339,450
	3.84%	5.58%	2.26%	3.00%	2.92%	2.75%

(1) Mortgage-backed securities (MBS) and collaterized mortgage obligations (CMO) maturities are based on the average life at the projected prepayment assumptions. All other bond maturities are based on maturity date.

(2) Yields on tax-exempt investments have been adjusted to a fully taxable-equivalent basis (FTE) using the federal income tax rate of 34%.

The weighted average yields shown are calculated on the basis of cost and effective yields for the scheduled maturity of each security. At December 31, 2011, the market value of the investment portfolio was approximately $765 thousand above its book value, which is primarily the result of lower market interest rates compared to the interest rates on the investments in the portfolio.

We currently have the ability to hold our available-for-sale investment securities to maturity. However, should conditions change, we may sell unpledged securities. We consider the overall quality of the securities portfolio to be high. All but two securities held are traded in liquid markets. As of December 31, 2011, we owned securities from issuers in which the aggregate amortized cost from such issuers exceeded 10% of our common shareholders' equity. As of December 31, 2011 the amortized cost and market value of the securities from each issuer were as follows:

	Amortized Cost	Market Value
	(Dollars in thousands)	
Federal National Mortgage Corporation	$ 78,554	$ 79,386
Federal Home Loan Mortgage Corporation	35,460	35,699
Goldman Sachs Group	7,368	6,984
Government National Mortgage Association	16,935	17,206
Morgan Stanley	7,456	6,710
Small Business Administration	146,195	146,637

At December 31, 2011, we held $11.8 million in bank owned life insurance, compared to $9.0 million at December 31, 2010.

Deposits

Deposits increased to $797.6 million at December 31, 2011, an increase of 1.5% compared to deposits of $785.9 million at December 31, 2010. Non-interest-bearing deposits increased $30.8 million from year-end 2010 to year-end 2011, while total interest-bearing deposits decreased $19.1 million over the same period, primarily as a result of a decrease in time deposits. Time deposits, including wholesale time deposits, decreased $51.8 million year over year. Time deposits of less than $100,000 decreased $71.3 million and time deposits of $100,000 or more increased $19.5 million. We believe that we can improve our core deposit funding by improving our branch network and providing more convenient opportunities for customers to bank with us. We anticipate that our deposits will continue to increase throughout 2012.

Total deposits increased to $785.9 million, up 4.1% as of December 31, 2010 compared to deposits of $754.7 million at December 31, 2009. Non-interest-bearing deposits increased $11.4 million from year-end 2009 to year-end 2010, while total interest-bearing deposits increased $19.8 million over the same period, primarily as a result of an increase in interest- bearing demand deposits. During 2010, we experienced a 150% increase of public funds interest-bearing demand deposits as municipalities desiring to maintain more liquidity moved monies from lower rate certificates of deposits into highly liquid money market accounts at favorable interest rates. Time deposits, including wholesale time deposits, decreased $111.6 million year over year. Time deposits of less than $100,000 decreased $6.1 million and time deposits of $100,000 or more decreased $105.5 million.

The average balance of deposits and interest rates thereon for the years ended December 31, 2011, 2010, and 2009 are summarized below.

Average Deposits

	Year ended December 31,					
	2011		2010		2009	
	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
	(Dollars in thousands)					
Interest-bearing demand deposits	$257,903	0.77%	$202,951	0.75%	$112,971	0.74%
Savings deposits	42,277	0.73	22,795	0.40	18,429	0.25
Time deposits	380,396	1.82	455,174	2.06	476,480	2.54
Total interest-bearing deposits	680,576	1.35	680,920	1.62	607,880	2.13
Non-interest-bearing deposits	115,847		102,039		90,732	
Total deposits	$796,423	1.16%	$782,959	1.41%	$698,612	1.85%

For the years ended December 31, 2011, 2010 and 2009, our average non-interest-bearing deposits have been approximately 14.5%, 13.0% and 13.0%, respectively, of our average total deposits. At year-end 2011 and 2010, we had approximately $42.1 million and $77.9 million, respectively, in these types of deposits, most of which have a maturity of two years or less.

As of December 31, 2011, we held approximately $95.8 million in time deposits of $100,000 or more of individuals, local governments or municipal entities and $16.6 million of wholesale deposits of $100,000 or more. Non-wholesale time deposits less than $100,000 were approximately $171.3 million at December 31, 2011. The following table is a maturity schedule of our time deposits as of December 31, 2011.

Time Deposit Maturity Schedule

	3 months or less	Over 3-6 months	Over 6-12 months	Over 12 months	Total
	(Dollars in thousands)				
Non-wholesale time certificates of deposit of less than $100,000	$50,958	$21,609	$31,022	$ 67,686	$171,275
Non-wholesale time certificates of deposit of $100,000 or more	24,250	16,794	23,020	31,707	95,771
Wholesale time certificates of deposit of less than $100,000	14,000	10,502	3,538	24,585	52,625
Wholesale time certificates of deposit of $100,000 or more	—	3,731	9,922	2,953	16,606
Total time deposits	$89,208	$52,636	$67,502	$126,931	$336,277

Borrowings

Short-term borrowings include sweep accounts and advances from the Federal Home Loan Bank of Atlanta (the "FHLB") having maturities of one year or less. Our short-term borrowings totaled $11.7 million on December 31, 2011, compared to $11.5 million on December 31, 2010, an increase of approximately $170 thousand. Our short-term advances from FHLB increased $1.0 million while sweep accounts decreased $830 thousand from December 31, 2010 to December 31, 2011. For additional discussion concerning borrowings refer to Note 7 of our consolidated financial statements.

The following table details the maturities and rates of our borrowings from the FHLB, as of December 31, 2011.

Borrow Date	Type	Principal	Term	Rate	Maturity
	(Dollars in thousands)				
February 29, 2008	Fixed rate	$5,000	4 years	3.18%	February 29, 2012
March 12, 2008	Fixed rate	2,000	4 years	3.25	March 12, 2012
March 12, 2008	Fixed rate	7,500	5 years	3.54	March 12, 2013
August 17, 2010	Fixed rate	3,000	4 years	1.49	August 18, 2014
August 17, 2010	Fixed rate	4,500	5 years	1.85	August 17, 2015
August 17, 2010	Fixed rate	2,500	6 years	2.21	August 17, 2016
August 20, 2010	Fixed rate	2,000	3 years	1.09	August 20, 2013
August 20, 2010	Fixed rate	3,000	4 years	1.48	August 20, 2014
August 20, 2010	Fixed rate	3,000	5 years	1.83	August 20, 2015
September 1, 2010	Fixed rate	2,000	2 years	0.66	September 4, 2012

Total Borrowings: $ 34,500   Composite rate: 2.34%

Long-Term Obligations

Long-term obligations consist of advances from FHLB with maturities greater than one year. Our long-term borrowings from the FHLB totaled $25.5 million on December 31, 2011, compared to $34.5 million long-term FHLB advances on December 31, 2010.

Liquidity

Liquidity refers to our continuing ability to meet deposit withdrawals, fund loan and capital expenditure commitments, maintain reserve requirements, pay operating expenses and provide funds for payment of dividends, debt service and other operational requirements. Liquidity is immediately available from five major sources: (a) cash on hand and on deposit at other banks; (b) the outstanding balance of federal funds sold; (c) lines for the purchase of federal funds from other banks; (d) lines of credit established at the FHLB, less existing advances; and (e) our investment securities portfolio. All our debt securities are of investment grade quality and, if the need arises, can promptly be liquidated on the open market or pledged as collateral for short-term borrowing.

Consistent with our general approach to liquidity management, loans and other assets of the Bank are funded primarily using a core of local deposits, proceeds from retail repurchase agreements and excess Bank capital. During 2011 the Bank relied more heavily on saving deposits, non-interest-bearing demand deposits and interest bearing demand deposits to meet our liquidity needs. Savings deposits, non-interest bearing demand deposits and interest bearing demand deposits increased $25.6 million, $30.8 million and $7.1 million, respectively, from December 31, 2010 to December 31, 2011. The Bank reduced its reliance on time deposits as these deposits decreased $51.8 million from December 31, 2010 to December 31, 2011. The Bank intends to continue to focus on increasing core deposits.

We are a member of the FHLB of Atlanta. Membership, along with a blanket collateral commitment of our one-to-four family residential mortgage loan portfolio, as well as our commercial real estate loan portfolio, provided us the ability to draw up to $184.3 million, $184.0 million and $177.7 million of advances from the FHLB at December 31, 2011, 2010 and 2009, respectively. At December 31, 2011, we had outstanding FHLB advances totaling $34.5 million compared to $42.5 million and $41.0 million at December 31, 2010 and 2009, respectively.

As a requirement for membership, we invest in stock of the FHLB of Atlanta in the amount of 1.0% of our outstanding residential loans or 5.0% of our outstanding advances from the FHLB, whichever is greater. That stock is pledged as collateral for any FHLB advances drawn by us. At December 31, 2011, we owned 34,558 shares of the FHLB's $100 par value capital stock, compared to 45,708 and 51,160 shares at December 31, 2010 and 2009, respectively. No ready market exists for FHLB of Atlanta stock, which is carried at cost.

We also had unsecured federal funds lines in the aggregate amount of $36.0 million available to us at December 31, 2011 under which we can borrow funds to meet short-term liquidity needs. At December 31, 2011, we did not have any advances under these federal funds lines. We also have the ability to borrow from the Federal Reserve Discount Window by pledging certain types of collateral. Another source of funding available is loan participations sold to other commercial banks (in which we retain the servicing rights). As of December 31, 2011, we did not have any loan participations sold. We believe that our liquidity sources are adequate to meet our operating needs.

Capital Resources and Shareholders' Equity

As of December 31, 2011, our total shareholders' equity was $80.4 million (consisting of common shareholders' equity of $63.0 million and preferred stock of $17.4 million) compared with total shareholders' equity of $80.9 million as of December 31, 2010 (consisting of common shareholders' equity of $63.6 million and preferred stock of $17.3 million).

Common shareholders' equity decreased by approximately $617 thousand to $63.0 million at December 31, 2011 from $63.6 million at December 31, 2010. We had a net loss of $1.0 million, experienced an increase in net unrealized gains on available-for-sale securities of $2.1 million, and recognized a decrease of $113 thousand related to post retirement benefit plan and stock based compensation of $21 thousand on incentive stock awards. In 2011 we declared cash dividends of $541 thousand on our common shares or $0.19 per share, and dividends of $897 thousand on preferred shares.

Common shareholders' equity decreased by approximately $3.7 million to $63.6 million at December 31, 2010 from $67.3 million at December 31, 2009. We experienced net income in 2010 of $0.9 million and recognized stock compensation of $36 thousand on stock options. We had a decrease in net unrealized gains on available-for-sale securities of $2.7 million. During 2010, we declared cash dividends of $798 thousand on our common shares, or $0.28 per share, and dividends of $897 thousand on preferred shares.

The following table presents information concerning capital required of us and our actual capital ratios.

	To be well capitalized under prompt corrective action provisions	Minimum required for capital adequacy purposes		
	Ratio	**Ratio**	**Our Ratio**	**Bank's Ratio**
As of December 31, 2011:				
Tier 1 Capital (to Average Assets)	≥ 5.00%	≥3.00%	8.25%	8.25%
Tier 1 Capital (to Risk Weighted Assets)	≥ 6.00	≥4.00	12.59	12.59
Total Capital (to Risk Weighted Assets)	≥10.00	≥8.00	13.85	13.85
As of December 31, 2010:				
Tier 1 Capital (to Average Assets)	≥ 5.00%	≥3.00%	8.66%	8.66%
Tier 1 Capital (to Risk Weighted Assets)	≥ 6.00	≥4.00	12.08	12.08
Total Capital (to Risk Weighted Assets)	≥10.00	≥8.00	13.34	13.34

Inflation and Other Issues

Because our assets and liabilities are primarily monetary in nature, the effect of inflation on our assets is less significant compared to most commercial and industrial companies. However, inflation does have an impact on the growth of total assets in the banking industry and the resulting need to increase capital at higher than normal rates in order to maintain an appropriate equity-to-assets ratio. Inflation also has a significant effect on other expenses, which tend to rise during periods of general inflation. Notwithstanding these effects of inflation, management believes our financial results are influenced more by our ability to react to changes in interest rates than by inflation.

Except as discussed in this Management's Discussion and Analysis, management is not aware of trends, events or uncertainties that will have or that are reasonably likely to have a material adverse effect on the liquidity, capital resources or operations. Management is not aware of any current recommendations by regulatory authorities which, if they were implemented, would have such an effect.

Recent Accounting Pronouncements

Please refer to Note (1) (S) of our consolidated financial statements for a summary of recent authoritative pronouncements that could impact our accounting, reporting, and/or disclosure of financial information.

Summary Quarterly Financial Information

The following table contains summary financial information for each quarterly period listed below. This information has been derived from our unaudited interim consolidated financial statements. This information has not been audited but, in the opinion of our management, it includes all adjustments (consisting only of normal recurring adjustments) which management considers necessary for a fair presentation of our results for those periods. You should read this information in conjunction with our audited year end consolidated financial statements that appear in Item 8 of this report. Our results for quarterly periods shown in the table are not necessarily indicative of our results for any future period.

	2011				2010			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
	(Dollars in thousands, except per share data)							
Summary of Operations								
Income Statement Data:								
Interest income	$ 8,818	$ 9,189	$ 9,632	$ 9,438	$ 9,840	$ 9,982	$ 9,965	$ 10,020
Interest expense	2,283	2,566	2,587	2,670	2,926	3,005	2,932	3,025
Net interest income	6,535	6,623	7,045	6,768	6,914	6,977	7,033	6,995
Provision for loan losses	2,252	1,028	1,273	3,930	4,337	3,863	1,780	3,000
Net interest income after provision	4,283	5,595	5,772	2,838	2,577	3,114	5,253	3,995
Non-interest income	2,262	2,568	2,539	1,431	3,661	3,800	1,866	2,668
Non-interest expense	9,416	7,539	6,657	6,244	8,307	6,379	5,916	6,238
Income (loss) before income taxes	(2,871)	624	1,654	(1,975)	(2,069)	535	1,203	425
Income taxes	(1,259)	97	509	(891)	(945)	(5)	246	(62)
Net income(loss)	(1,612)	527	1,145	(1,084)	(1,124)	540	957	487
Preferred stock dividend & accretion of discount	266	267	265	265	266	267	265	265
Net income (loss) available to common shareholders	(1,878)	260	880	(1,349)	(1,390)	273	692	222
Per Share Data and Shares Outstanding:								
Net income (loss)—basic	$ (0.66)	$ 0.09	$ 0.31	$ (0.47)	$ (0.49)	$ 0.10	$ 0.24	$ 0.08
Net income (loss)—diluted	(0.66)	0.09	0.31	(0.47)	(0.49)	0.10	0.24	0.08
Cash dividends	0.0500	0.0000	0.0700	0.0700	0.0700	0.0700	0.0700	0.0700
Book value at period end	22.10	23.10	22.79	21.71	22.32	24.70	24.46	23.56
Shares outstanding at period end	2,849,841	2,849,841	2,849,841	2,849,841	2,849,841	2,849,841	2,849,841	2,849,841
Balance Sheet Data:								
Total assets	$ 921,277	$ 923,695	$ 941,463	$ 916,571	$ 919,869	$ 932,209	$ 921,840	$ 897,754
Investments	339,450	327,066	298,116	304,975	273,229	263,946	268,064	197,520
Loans	496,542	521,626	542,687	546,641	567,631	575,003	570,174	577,964
Interest-earning assets	848,682	858,914	880,814	856,840	858,002	877,540	862,410	841,344
Deposits	797,645	796,609	812,774	786,754	785,941	790,592	792,454	772,927
Long-term obligations	25,500	25,500	27,500	27,500	34,500	34,500	14,500	14,500
Shareholders' equity	80,443	83,248	82,320	79,213	80,894	87,632	86,918	84,292
Selected Performance Ratios:								
Rate of return (annualized) on:								
Total assets	(0.70)%	0.22%	0.49%	(0.48)%	(0.48)%	0.23%	0.43%	0.22%
Shareholders' equity	(7.85)	2.56	5.71	(5.38)	(5.15)	2.44	4.48	2.28
Dividend payout ratio	(7.58)	—	22.58	(14.89)	(14.29)	70.00	29.17	87.50

CAUTIONARY NOTE ABOUT FORWARD-LOOKING STATEMENTS

Statements in this Report and exhibits relating to plans, strategies, economic performance and trends, projections of results of specific activities or investments, expectations or beliefs about future events or results, and other statements that are not descriptions of historical facts, may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking information is inherently subject to risks and uncertainties, and actual results could differ materially from those currently anticipated due to a number of factors, which include, but are not limited to, risk factors discussed in Item 1A under the heading "Risk Factors" and in other documents filed by us with the Securities and Exchange Commission from time to time. Forward-looking statements may be identified by terms such as "may," "will," "should," "could," "expects," "plans," "intends," "anticipates," "feels," "believes," "estimates," "predicts," "forecasts," "potential" or "continue," or similar terms or the negative of these terms, or other statements concerning opinions or judgments of our management about future events. Factors that could influence the accuracy of those forward-looking statements include, but are not limited to, (a) pressures on the our earnings, capital and liquidity resulting from current and future conditions in the credit and equity markets, (b) continued or unexpected increases in credit losses in our loan portfolio, (c) continued adverse conditions in the economy and in the real estate market in our banking markets (particularly those conditions that affect our loan portfolio, the abilities of our borrowers to repay their loans, and the values of collateral that secures our loans), (d) the financial success or changing strategies of our customers, (e) actions of government regulators, or changes in laws, regulations or accounting standards, that adversely affect our business, (f) changes in the interest rate environment and the level of market interest rates that reduce our net interest margins and/or the values of loans we make and securities we hold, (g) changes in competitive pressures among depository and other financial institutions or in our ability to compete effectively against other financial institutions in our banking markets; (h) weather and similar conditions, particularly the effect of hurricanes on our banking and operations facilities and on our customers and the communities in which we do business; and (i) other developments or changes in our business that we do not expect. Although we believe that the expectations reflected in the forward-looking statements in this Report are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. All forward-looking statements attributable to us are expressly qualified in their entirety by the cautionary statements in this paragraph. We have no obligation, and do not intend, to update these forward-looking statements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Information required by this Item is included in Management's Discussion and Analysis of Financial Condition and Results of Operations contained in Item 7 under the caption "Market Risk."

Item 8. Financial Statements and Supplementary Data

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

DIXON HUGHES GOODMAN LLP
Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
ECB Bancorp, Inc.
Engelhard, North Carolina

We have audited the accompanying consolidated balance sheets of ECB Bancorp, Inc. and Subsidiary (the "Company") as of December 31, 2011 and 2010 and the related consolidated results of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ECB Bancorp, Inc. and Subsidiary as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), ECB Bancorp, Inc. and Subsidiary's internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 30, 2012 expressed an unqualified opinion.

/s/ Dixon Hughes Goodman LLP

Greenville, North Carolina
March 30, 2012

ECB BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2011 AND 2010
(Dollars in thousands, except per share data)

	2011	2010
ASSETS		
Non-interest bearing deposits and cash	$ 18,363	$ 11,731
Interest-bearing deposits	63	20
Overnight investments	6,305	8,415
Total cash and cash equivalents	24,731	20,166
Investment securities available-for-sale, at fair value (cost of $338,685 and $275,883 at December 31, 2011 and 2010, respectively)	339,450	273,229
Loans held for sale	2,866	4,136
Loans	496,542	567,631
Allowance for loan losses	(12,092)	(13,247)
Loans, net	484,450	554,384
Real estate and repossessions acquired in settlement of loans, net	6,573	4,536
Federal Home Loan Bank common stock, at cost	3,456	4,571
Bank premises and equipment, net	26,289	26,636
Accrued interest receivable	5,308	5,243
Bank owned life insurance	11,778	8,954
Other assets	16,376	18,014
Total	$ 921,277	$ 919,869
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits		
Demand, non-interest-bearing	$ 135,732	$ 104,932
Demand, interest-bearing	270,119	262,977
Savings	55,517	29,938
Time	336,277	388,094
Total deposits	797,645	785,941
Accrued interest payable	519	631
Short-term borrowings	11,679	11,509
Long-term obligations	25,500	34,500
Other liabilities	5,491	6,394
Total liabilities	840,834	838,975
Commitments and contingent liabilities		
SHAREHOLDERS' EQUITY		
Preferred stock, Series A	17,454	17,288
Common stock, par value $3.50 per share	9,974	9,974
Capital surplus	25,873	25,852
Warrant	878	878
Retained earnings	25,926	28,554
Accumulated other comprehensive income (loss)	338	(1,652)
Total shareholders' equity	80,443	80,894
Total	$ 921,277	$ 919,869
Common shares outstanding	2,849,841	2,849,841
Common shares authorized	50,000,000	10,000,000
Preferred shares outstanding	17,949	17,949
Preferred shares authorized	2,000,000	2,000,000
Non-voting common shares authorized	2,000,000	—

See accompanying Notes to Consolidated Financial Statements.

ECB BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED RESULTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
(Dollars in thousands, except per share data)

	2011	2010	2009
INTEREST INCOME			
Interest and fees on loans	$ 28,652	$ 30,745	$ 30,595
Interest on investment securities:			
Interest exempt from federal income taxes	485	1,541	1,406
Taxable interest income	7,862	7,464	8,774
Dividend income	34	44	127
Other interest	44	13	3
Total interest income	37,077	39,807	40,905
INTEREST EXPENSE			
Deposits			
Demand accounts	1,973	1,527	833
Savings	310	91	46
Time	6,925	9,392	12,079
Short-term borrowings	284	241	462
Long-term obligations	614	637	707
Other interest expense	—	—	30
Total interest expense	10,106	11,888	14,157
Net interest income	26,971	27,919	26,748
Provision for loan losses	8,483	12,980	11,100
Net interest income after provision for loan losses	18,488	14,939	15,648
NON-INTEREST INCOME			
Service charges on deposit accounts	3,262	3,418	3,652
Other service charges and fees	1,225	1,419	1,160
Mortgage origination fees	1,300	1,283	950
Net gain on sale of securities	2,631	5,508	2,565
Income from bank owned life insurance	324	297	310
Other operating income	58	70	12
Total non-interest income	8,800	11,995	8,649
NON-INTEREST EXPENSE			
Salaries	10,869	9,832	8,287
Retirement and other employee benefits	2,814	2,924	2,488
Occupancy	2,041	1,876	1,832
Equipment	2,173	2,160	1,763
Professional fees	1,386	936	832
Supplies	238	221	216
Communications/Data lines	710	663	642
FDIC insurance	941	1,445	1,689
Other outside services	602	528	470
Net cost of real estate and repossessions acquired in settlement of loans	1,438	1,104	1,345
Data processing and related expenses	1,062	295	304
Securities purchase agreement termination fees	1,686	—	—
Contract early termination fees	—	1,141	—
Other operating expenses	3,896	3,715	3,284
Total non-interest expense	29,856	26,840	23,152
(Loss) income before income taxes	(2,568)	94	1,145
Income tax (benefit)	(1,544)	(766)	(357)
Net income (loss)	(1,024)	860	1,502
Preferred stock dividends	897	897	853
Accretion of discount	166	166	150
Income (loss) available to common shareholders	$ (2,087)	$ (203)	$ 499
Net income (loss) per share—basic	$ (0.73)	$ (0.07)	$ 0.18
Net income (loss) per share—diluted	$ (0.73)	$ (0.07)	$ 0.18
Weighted average shares outstanding—basic	2,849,841	2,849,594	2,884,950
Weighted average shares outstanding—diluted	2,849,841	2,849,594	2,845,966

See accompanying Notes to Consolidated Financial Statements.

ECB BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009 (Dollars in thousands, except per share data)

	Preferred Stock	Common stock Number	Common stock Amount	Common Stock warrant	Capital surplus	Retained earnings	Accumulated other comprehensive income (loss)	Comprehensive income (loss)	Total
BALANCE—December 31, 2008	$ —	2,844,489	$9,956	$—	$25,707	$31,026	$ 1,254		$67,943
Unrealized loss, net of income tax benefit of $128	—	—	—	—	—	—	(205)	$ (205)	(205)
Net income	—	—	—	—	—	1,502	—	1,502	1,502
Total comprehensive income								$ 1,297	
Issuance of preferred stock in connection with Capital Purchase Program, net of discount on preferred stock	17,067	—	—	—	—	—	—		17,067
Issuance of common stock warrant in connection with Capital Purchase Program	—	—	—	882	—	—	—		882
Cost associated with issuance of preferred stock and common warrant	(95)	—	—	(4)	—	—	—		(99)
Stock based compensation	—	—	—	—	61	—	—		61
Stock options exercised	—	1,892	7	—	16	—	—		23
Issuance of restricted stock	—	1,500	5		19	—	—		24
Preferred stock accretion	150	—	—	—	—	(150)	—		
Cash dividends on preferred stock	—	—	—	—	—	(745)	—		(745)
Cash dividends ($ .73 per share)	—	—	—	—	—	(2,078)	—		(2,078)
BALANCE—December 31, 2009	17,122	2,847,881	9,968	878	25,803	29,555	1,049		84,375
Unrealized loss, net of income tax benefit of $1,691	—	—	—	—	—	—	(2,701)	$(2,701)	(2,701)
Net income	—	—	—	—	—	860	—	860	860
Total comprehensive loss								$(1,841)	
Stock based compensation	—	—	—	—	36	—	—		36
Stock options exercised	—	1,960	6	—	13	—	—		19
Preferred stock accretion	166					(166)	—		
Cash dividends on preferred stock	—	—	—	—	—	(897)	—		(897)
Cash dividends ($ .28 per share)	—	—	—	—	—	(798)	—		(798)
BALANCE—December 31, 2010	17,288	2,849,841	9,974	878	25,852	28,554	(1,652)		80,894
Unrealized gain, net of income tax expense of $1,316	—	—	—	—	—	—	2,103	$ 2,103	2,103
Post-retirement health insurance benefit adjustment, net of income tax benefit of $42	—	—	—	—	—	—	(113)	(113)	(113)
Net loss	—	—	—	—	—	(1,024)	—	(1,024)	(1,024)
Total comprehensive income			—					$ 966	
Stock based compensation	—	—	—	—	21	—	—		21
Preferred stock accretion	166	—		—	—	(166)	—		
Cash dividends on preferred stock	—	—	—	—	—	(897)	—		(897)
Cash dividends ($ .19 per share)	—	—	—	—	—	(541)	—		(541)
BALANCE—December 31, 2011	$17,454	2,849,841	$9,974	$878	$25,873	$25,926	$ 338		$80,443

See accompanying Notes to Consolidated Financial Statements.

ECB BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
(Dollars in thousands)

	Years Ended December 31,		
	2011	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income (loss)	$ (1,024)	$ 860	$ 1,502
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation	1,435	1,365	1,351
Amortization of premium on investment securities, net	3,372	2,084	940
Provision for loan losses	8,483	12,980	11,100
Deferred income taxes	(596)	(1,732)	(3,918)
Gain on sale of securities	(2,631)	(5,508)	(2,565)
Stock based compensation	21	36	85
Impairment of real estate and repossessions acquired in settlement of loans	875	366	1,034
Loss on sale of real estate and repossessions acquired in settlement of loans	363	638	122
Loss on disposal of premises and equipment	—	11	15
Increase in accrued interest receivable	(65)	(276)	(304)
Income from bank owned life insurance	(324)	(297)	(310)
Origination of loans held for sale	(53,778)	(35,452)	—
Proceeds from sale of loans held for sale	55,048	31,316	—
(Increase) decrease in other assets	805	(342)	(3,973)
Decrease in accrued interest payable	(112)	(490)	(1,768)
(Decrease) increase in other liabilities	(903)	2,130	(13)
Net cash provided by operating activities	10,969	7,689	3,298
CASH FLOWS FROM INVESTING ACTIVITIES			
Proceeds from sales of investment securities classified as available-for-sale	147,698	191,192	120,310
Proceeds from maturities of investment securities classified as available-for-sale	51,050	55,657	55,613
Purchases of investment securities classified as available-for-sale	(262,291)	(281,964)	(227,680)
Redemption (purchase) of Federal Home Loan Bank common stock	1,115	545	(1,257)
Proceeds from disposal of premises and equipment	—	—	12
Purchases of premises and equipment	(1,088)	(2,285)	(970)
Proceeds from disposal of real estate and repossessions acquired in settlement of loans	3,266	2,775	2,801
Purchase of bank owned life insurance	(2,500)	—	—
Net loan repayments (originations)	54,910	(2,568)	(51,937)
Net cash used in investing activities	(7,840)	(36,648)	(103,108)
CASH FLOWS FROM FINANCING ACTIVITIES			
Net increase in deposits	11,704	31,211	125,578
Net increase (decrease) in borrowings	(8,830)	2,099	(39,806)
Dividends paid to common shareholders	(541)	(1,118)	(2,078)
Dividends paid on preferred stock	(897)	(897)	(745)
Net proceeds from stock options exercised	—	19	23
Net proceeds from issuance of preferred stock and warrant to purchase common stock	—	—	17,850
Net cash provided by financing activities	1,436	31,314	100,822
Increase in cash and cash equivalents	4,565	2,355	1,012
Cash and cash equivalents at beginning of year	20,166	17,811	16,799
Cash and cash equivalents at end of year	$ 24,731	$ 20,166	$ 17,811

See accompanying Notes to Consolidated Financial Statements.

ECB BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS, continued
FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
(Dollars in thousands)

	Years Ended December 31,		
	2011	2010	2009
SUPPLEMENTAL DISCLOSURE OF NONCASH FINANCING AND INVESTING ACTIVITIES			
Unrealized gains on available-for-sale securities, net of deferred taxes	$ 2,103	$ (2,702)	$ (205)
Post-retirement health insurance benefit adjustment, net of deferred taxes	$ (113)	$ —	$ —
Transfer from long-term to short-term borrowings	$ 9,000	$ 6,500	$ 5,000
Cash dividends declared but not paid	$ —	$ 199	$ 520
Transfer from investments to other assets	$ —	$ 250	$ —
Transfer from loans to real estate and repossessions acquired in settlement of loans	$ 6,541	$ 3,270	$ 5,676
Transfer from real estate and repossessions acquired in settlement of loans to bank premises and equipment	$ —	$ 398	$ —
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION			
Interest paid	$10,218	$12,378	$15,925
Taxes paid	$ 20	$ 1,792	$ 3,455

See accompanying Notes to Consolidated Financial Statements.

ECB BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2011 and 2010

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A) Consolidation

The consolidated financial statements include the accounts of ECB Bancorp, Inc. (Bancorp) and its wholly owned subsidiary, The East Carolina Bank (the Bank) (collectively referred to hereafter as the Company). The Bank has one wholly-owned subsidiary, ECB Financial Services, Inc., which formerly provided courier services to the Bank but is currently inactive. All significant inter-company transactions and balances have been eliminated in consolidation.

(B) Basis of Financial Statement Presentation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the balance sheets and the reported amounts of income and expenses for the periods presented. Actual results could differ significantly from those estimates.

Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses, real estate and repossessions acquired in settlement of loans, net and the valuation of the deferred tax asset.

(C) Business

Bancorp is a bank holding company incorporated in North Carolina on March 4, 1998. The principal activity of Bancorp is ownership of the Bank. The Bank provides financial services through its branch network located in eastern North Carolina. The Bank competes with other financial institutions and numerous other non-financial services commercial entities offering financial services products. The Bank is further subject to the regulations of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities. The Company has no foreign operations, and the Company's customers are principally located in eastern North Carolina.

(D) Cash and Cash Equivalents

Cash and cash equivalents include demand and time deposits (with original maturities of ninety days or less) at other financial institutions and overnight investments. Overnight investments include federal funds sold which are generally outstanding for one-day periods.

(E) Investment Securities

Certain debt securities that management has the positive intent and ability to hold to maturity are classified as "held to maturity" and recorded at amortized cost. Trading securities are recorded at fair value with changes in fair value included in earnings. Securities not classified as held to maturity or trading, including equity securities with readily determinable fair values, are classified as "available for sale" and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In determining whether other-than-temporary impairment exists, management considers many factors, including (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

(F) Loans

Loans are generally stated at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses and any deferred fees or costs. Loan origination fees net of certain direct loan origination costs are deferred and amortized as a yield adjustment over the contractual life of the related loans using the level-yield method.

Impaired loans are defined as those which management believes it is probable we will not collect all amounts due according to the contractual terms of the loan agreement, as well as those loans whose terms have been modified in a troubled debt restructuring.

Interest on loans is recorded based on the principal amount outstanding. The Company ceases accruing interest on loans (including impaired loans) when, in management's judgment, the collection of interest appears doubtful or the loan is past due 90 days or more. All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Management may return a loan classified as nonaccrual to accrual status when the obligation has been brought current, has performed in accordance with its contractual terms over an extended period of time, and the ultimate collectability of the total contractual principal and interest is no longer in doubt.

Troubled debt restructurings ("TDRs") are loans in which the borrower is experiencing financial difficulty at the time of restructure, and the Company has granted an economic concession to the borrower. Prior to modifying a borrower's loan terms, the Company performs an evaluation of the borrower's financial condition and ability to service under the potential modified loan terms. The types of concessions generally granted are extensions of the loan maturity date, reductions in the original contractual interest rate and forgiveness of principal. The Company measures the impairment loss of a TDR using the methodology for individually impaired loans. If a loan is accruing at the time of modification, the loan remains on accrual status and is subject to the Company's charge-off and nonaccrual policies. If a loan is on nonaccrual before it is determined to be a TDR then the loan remains on nonaccrual. TDRs may be returned to accrual status if there has been at least a six month sustained period of repayment performance by the borrower.

(G) Loans Held for Sale

Loans held for sale represent residential real estate loans originated by the mortgage department. Generally, commitments to sell these loans are made after the intent to proceed with mortgage applications are initiated with borrowers, and all necessary components of the loan are approved according to secondary market underwriting by the investor that purchases the loan. Loans held for sale are recorded at fair value when loans are originated and subsequently measured at the lower of cost or fair value. The Company is exposed to certain risks relating to its ongoing mortgage origination business. The Company enters into interest rate lock commitments and commitments to sell mortgages. The primary risks managed by derivative instruments are these interest rate lock commitments and forward-loan-sale commitments. Interest rate lock commitments are entered into to manage interest rate risk associated with the Company's fixed rate loan commitments. The period of time between the issuance of a loan commitment and the closing and sale of the loan generally ranges from 10 to 60 days. Such interest rate lock commitments and forward-loan-sale commitments represent derivative instruments which are required to be carried at fair value. These derivative instruments do not qualify as hedges under the Derivatives and Hedging topic of the FASB Accounting Standards Codification. The fair value of the Company's interest rate lock commitments are based on current secondary market pricing and included on the balance sheet in other assets and on the income statement in gain on sale of mortgages. The balance of forward loan sales commitments is deemed insignificant. The gains and losses from the future sales of the mortgages is recognized when the Company, the borrower and the investor enter into the loan contract and the resulting gain or loss is recorded on the consolidated results of operations.

(H) Allowance for Loan Losses

The allowance for loan losses (AFLL) is established through provisions for losses charged against income. Loan amounts deemed to be uncollectible are charged against the AFLL, and subsequent recoveries, if any, are credited to the allowance. The AFLL represents management's estimate of the amount necessary to absorb estimated probable losses in the loan portfolio. Management's periodic evaluation of the adequacy of the allowance is based on individual loan reviews, past loan loss experience, economic conditions in the Company's market areas, the fair value and adequacy of underlying collateral, and the growth and loss attributes of the loan portfolio. This evaluation is inherently subjective as it requires material estimates, including the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change. Thus, future changes to the AFLL may be necessary based on the impact of changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's AFLL. Such agencies may require the Company to recognize adjustments to the AFLL based on their judgments about information available to them at the time of their examination.

In evaluating the allowance for loan losses, the Company prepares an analysis of its current loan portfolio through the use of historical loss rates, homogeneous risk analysis grouping to include probabilities for loss in each group by risk grade, estimation of years to impairment in each homogeneous grouping, analysis of internal credit processes, past due loan portfolio performance and overall economic conditions, both regionally and nationally.

Historical loss calculations for each homogeneous risk group are based on a three year average loss ratio calculation with the most recent quarter's loss history included in the model. The impact is to more quickly recognize and increase the loss history in a respective grouping. For those groups with little or no loss history, management increases the historical factor through a positive adjustment to more accurately represent current economic conditions and their potential impact on that particular loan group.

Homogeneous loan groups are assigned risk factors based on their perceived loss potential, current economic conditions and on their respective risk ratings. The probability of loss is increased as the risk grade increases within each risk grouping to more accurately reflect the Bank's exposure in that particular group of loans. The Bank utilizes a system of eight possible risk ratings. The risk ratings are established based on perceived probability of loss. Most loans risk rated "substandard", "doubtful" and "loss" are removed from their homogeneous group and individually analyzed for impairment. Some smaller loans risk rated "substandard", "doubtful" and "loss" with balances less than $100 thousand are not removed from their homogeneous group and individually analyzed for impairment. Other groups of loans based on loan size may be selected for impairment review. Loans are considered impaired if, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal and interest when due according to the contractual terms of the loan agreement. The measurement of impaired loans is based on either the fair value of the underlying collateral, the present value of the future cash flows discounted at the historical effective interest rate stipulated in the loan agreement, or the estimated market value of the loan. In measuring the fair value of the collateral, management uses a comparison to the recent selling price of similar assets, which is consistent with those that would be utilized by unrelated third parties.

A portion of the Bank's AFLL is not allocated to any specific category of loans. This general portion of the allowance reflects the elements of imprecision and estimation risk inherent in the calculation of the overall allowance. Due to the subjectivity involved in determining the overall allowance, including the portion determined through general qualitative and quantitative internal and external factors, the general portion may fluctuate from period to period based on management's evaluation of the factors affecting the assumptions used in calculating the allowance, including historical loss experience, current and expected economic conditions and geographic conditions. While the Company believes that our management uses the best information available to determine the allowance for loan losses, unforeseen market conditions could result in adjustments to the AFLL, and net income could be significantly affected, if circumstances differ substantially from the assumptions used in making the final determination. Because these factors and management's assumptions are subject to change, the allocation is not necessarily indicative of future loan portfolio performance.

Unsecured loans are charged-off in full against the Company's AFLL as soon as the loan becomes uncollectible. Unsecured loans are considered uncollectible when no regularly scheduled monthly payment has been made within three months, the loan matured over 90 days ago and has not been renewed or extended or the borrower files for bankruptcy. Secured loans are considered uncollectible when the liquidation of collateral is deemed to be the most likely source of repayment. Once secured loans reach 90 days past due, they are placed into non-accrual status. If the loan is deemed to be collateral dependent, the principal balance is written down immediately to reflect the current market valuation based on current independent appraisal. Included in the write-down is the estimated expense to liquidate the property and typically an additional allowance for the foreclosure discount.

(I) Real Estate and Repossessions Acquired in Settlement of Loans

Real estate acquired in settlement of loans consists of property acquired through a foreclosure proceeding or acceptance of a deed-in-lieu of foreclosure. Real estate acquired in settlement of loans is recorded initially at estimated fair value of the property less estimated selling costs at the date of foreclosure. The initial recorded value may be subsequently reduced by additional allowances, which are charged to earnings if the estimated fair value of the property less estimated selling costs declines below the initial recorded value. Costs related to the improvement of the property are capitalized, whereas those related to holding the property are expensed. Such properties are held for sale and, accordingly, no depreciation or amortization expense is recognized. Repossessions are recorded at the lower of cost or market.

(J) Membership/Investment in Federal Home Loan Bank Stock

The Company is a member of the Federal Home Loan Bank of Atlanta (FHLB). Membership, along with a signed blanket collateral agreement, provided the Company with the ability to draw $184.3 million and $184.0 million of advances from the FHLB at December 31, 2011 and 2010, respectively. At December 31, 2011 and 2010, the Company had outstanding advances totaling $34.5 million and $42.5 million, respectively, from the FHLB.

As a requirement for membership, the Company invests in stock of the FHLB in the amount of 1% of its outstanding residential loans or 5% of its outstanding advances from the FHLB, whichever is greater. Such stock is pledged as collateral for any FHLB advances drawn by the Company. At December 31, 2011 and 2010, the Company owned 34,558 and 45,708 shares, respectively, of the FHLB's $100 par value capital stock. No ready market exists for such stock, which is carried at cost. Due to the redemption provisions of the FHLB, cost approximates market value.

(K) Premises and Equipment

Land is carried at cost. Buildings and equipment are stated at cost less accumulated depreciation. Depreciation is computed by the straight-line method and is charged to operations over the estimated useful lives of the assets which range from 25 to 50 years for bank premises and 3 to 10 years for furniture and equipment. Construction in progress includes buildings and equipment carried at cost and depreciated once placed into service.

Maintenance, repairs, renewals and minor improvements are charged to expense as incurred. Major improvements are capitalized and depreciated.

(L) Short-Term Borrowings

Short-term borrowings consist of securities sold under agreements to repurchase, overnight sweep accounts, federal funds purchased and short-term FHLB advances.

(M) Long-Term Obligations

Long-term obligations consist of advances from FHLB with maturities greater than one year. Our long-term borrowing from the FHLB totaled $25.5 million on December 31, 2011, compared to $34.5 million long-term FHLB advances on December 31, 2010.

(N) Income Taxes

The Company records income taxes using the asset and liability method. Under this method, deferred income taxes are determined based on temporary differences between the financial statement and tax bases of assets and liabilities and gives current recognition to changes in tax rates and laws.

Tax positions are analyzed in accordance with generally accepted accounting principles and are discussed in Note 6. Interest recognized as a result of our analysis of tax positions would be classified as interest expense. Penalties would be classified as noninterest expense.

(O) Advertising Costs

Advertising costs are expensed as incurred.

(P) Stock Option Plan

The Company recognizes compensation cost relating to share-based payment transactions in the financial statements in accordance with generally accepted accounting principles. The cost is measured based on the fair value of the equity or liability instruments issued. The expense measures the cost of employee services received in exchange for stock options based on the grant-date fair value of the award, and recognizes the cost over the period the employee is required to provide services for the award.

During 2008, the Company adopted the 2008 Omnibus Equity Plan (the Plan) which replaced the expired 1998 Omnibus Stock Ownership and Long-Term Incentive Plan. The Plan provides for the issuance of up to an aggregate of 200,000 shares of common stock of the Company in the form of stock options, restricted stock awards and performance share awards. It is the Company's policy to issue new shares to satisfy option exercises. Stock options generally vest one-third each year beginning three years after the grant date and expire after 10 years. However, certain grants vest one-third each year, beginning one year after the grant date. Restricted stock generally vests one-third each year beginning three years after the grant date.

(Q) Shares Outstanding and Net Income Per Share

A special meeting of the stockholders of the Company was held on October 12, 2011 at which the stockholders approved amending the Company's Articles of Incorporation increasing the number of authorized shares of the Company's common stock from 10,000,000 to 50,000,000 and to authorize 2,000,000 shares of a new class of mandatorily convertible non-voting common stock.

Basic net income per share is calculated by dividing net income (loss) available to common shareholders by the weighted-average number of common shares outstanding during the period. For purposes of basic net income per share, unvested restricted stock is considered "contingently issuable" and is not included in the weighted average number of common shares outstanding.

Diluted net income per share is computed by assuming the issuance of common shares for all dilutive potential common shares outstanding during the reporting period. Restricted stock is considered outstanding for purposes of diluted net income per share. The amount of compensation cost attributed to future services and not yet recognized is considered "proceeds" using the treasury stock method. Restricted stock had no affect on diluted weighted-average shares outstanding for the years ended December 31, 2011, December 31, 2010 and December 31, 2009.

In computing diluted net income per share, it is assumed that all dilutive stock options are exercised during the reporting period at their respective exercise prices, with the proceeds from the exercises used by the Company to buy back stock in the open market at the average market price in effect during the reporting period. The difference between the number of shares assumed to be exercised and the number of shares bought back is added to the number of weighted-average common shares outstanding during the period. The sum is used as the denominator to calculate diluted net income per share for the Company. Diluted weighted-average shares outstanding did not increase for 2011 or 2010 due to the Company's reported net losses, and increased 1 thousand shares for 2009 due to the dilutive impact of options. As of December 31, 2011, 2010 and 2009 the warrant, covering approximately 145 thousand shares, issued to the U.S. Treasury Department was not included in the computation of net income per share for the period because its exercise price exceeded the average market price of the Company's stock for the periods.

The following is a reconciliation of the numerators and denominators used in computing basic and diluted net income (loss) per share.

	Year Ended December 31, 2011		
	Income (Numerator)	Shares (Denominator)	Per Share Amount
	(Amounts in thousands, except per share data)		
Basic net loss per share	$(2,087)	2,850	$(0.73)
Effect of dilutive securities	—	—	
Diluted net loss per share	$(2,087)	2,850	$(0.73)

At December 31, 2011, there were 29 thousand options outstanding and a warrant covering 145 thousand shares which would have had an anti-dilutive affect on the loss per share.

	Year Ended December 31, 2010		
	Income (Numerator)	Shares (Denominator)	Per Share Amount
	(Amounts in thousands, except per share data)		
Basic net income per share	$(203)	2,850	$(0.07)
Effect of dilutive securities	—	—	
Diluted net income per share	$(203)	2,850	$(0.07)

At December 31, 2010, there were 29 thousand options outstanding and a warrant covering 145 thousand shares which would have had an anti-dilutive affect on the loss per share.

	Year Ended December 31, 2009		
	Income (Numerator)	Shares (Denominator)	Per Share Amount
	(Amounts in thousands, except per share data)		
Basic net income per share	$499	2,845	$0.18
Effect of dilutive securities	—	1	
Diluted net income per share	$499	2,846	$0.18

At December 31, 2009, there were 54 thousand options outstanding and a warrant covering 145 thousand shares with an exercise price above the average market value of the Company's stock for the period.

(R) Comprehensive Income (Loss)

Comprehensive income (loss) is defined as the change in equity during a period for non-owner transactions and is divided into net income and other comprehensive income (loss). Other comprehensive income (loss) includes revenues, expenses, gains, and losses that are excluded from earnings under current accounting standards. The components of other comprehensive income (loss) included in comprehensive income for the periods presented are as follows:

	2011	2010	2009
	(Dollars in thousands)		
Unrealized gains arising during the period	$ 6,050	$ 1,116	$ 2,232
Tax expense	(2,329)	(430)	(860)
Reclassification to realized gains	(2,631)	(5,508)	(2,565)
Tax expense	1,013	2,121	988
Defined benefit pension adjustment	(184)	—	—
Tax benefit	71	—	—
Other comprehensive income (loss)	$ 1,990	$(2,701)	$ (205)

(S) New Accounting Pronouncements

The following is a summary of recent authoritative pronouncements:

In July 2010, the Receivables topic of the Accounting Standards Codification ("ASC") was amended by Accounting Standards Update ("ASU") 2010-20 to require expanded disclosures related to a company's allowance for credit losses and the credit quality of its financing receivables. The amendments require the allowance disclosures to be provided on a disaggregated basis. The Company is required to include these disclosures in its interim and annual financial statements. See Note 4.

Disclosures about Troubled Debt Restructurings ("TDRs") required by ASU 2010-20 were deferred by the Financial Accounting Standards Board ("FASB") in ASU 2011-01 issued in January 2011. In April 2011 the FASB issued ASU 2011-02 to assist creditors with their determination of when a restructuring is a TDR. The determination is based on whether the restructuring constitutes a concession and whether the debtor is experiencing financial difficulties as both events must be present. Disclosures related to TDRs under ASU 2010-20 have been presented in Note 4.

In April 2011, the criteria used to determine effective control of transferred assets in the Transfers and Servicing topic of the ASC was amended by ASU 2011-03. The requirement for the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms and the collateral maintenance implementation guidance related to that criterion were removed from the assessment of effective control. The other criteria to assess effective control were not changed. The amendments are effective for the Company beginning January 1, 2012 but are not expected to have a material effect on the consolidated financial statements.

ASU 2011-04 was issued in May 2011 to amend the Fair Value Measurement topic of the ASC by clarifying the application of existing fair value measurement and disclosure requirements and by changing particular principles or requirements for measuring fair value or for disclosing information about fair value measurements. The amendments were effective for the Company beginning January 1, 2012 but are not expected to have a material effect on the consolidated financial statements.

The Comprehensive Income topic of the ASC was amended in June 2011 by ASU 2011-05. The amendment eliminates the option to present other comprehensive income as a part of the statement of changes in stockholders' equity and requires consecutive presentation of the statement of net income and other comprehensive income. The amendments will be applicable to the Company on January 1, 2012 and will be applied retrospectively. In December 2011, the topic was further amended to defer the effective date of presenting reclassification adjustments from other comprehensive income to net income on the face of the financial statements. Companies should continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect prior to the amendments while FASB redeliberates future requirements.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

(T) Reclassification

Certain reclassifications have been made to the prior period's consolidated financial statements to place them on a comparable basis with the current year. Net income and shareholders' equity previously reported were not affected by these reclassifications.

(U) Subsequent Events

In preparing these consolidated financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through the date the consolidated financial statements were issued.

Termination of Material Definitive Agreement.

On February 8, 2012, the Company, and FIE I LLC, an affiliate of PIMCO BRAVO Fund, L.P. , Patriot Financial Partners, L.P. , an affiliate of Endicott Management Company and three other institutional investors the "Investors") mutually agreed to terminate their previously announced Securities Purchase Agreement, as amended and restated (the "Agreement"). As previously disclosed, the Company and each of the Investors had entered into the Agreement under which the Company would issue $79.7 million in Company common stock in a private placement offering at a price of $16.00 per share. Pursuant to the terms of the Agreement, the Company had also agreed to issue to the Investors warrants to purchase shares of either voting common stock or a new class of the Company's mandatorily convertible non-voting common stock at a purchase price of $8.00 per share and in an amount equal to 25% of the number of shares of common stock each Investor would purchase in the Offering. The Agreement was terminated on February 8, 2012 because not all the required regulatory approvals necessary to complete the transaction had been received by all of the Investors as of the termination date.

Pursuant to the terms of the agreement, the Company had also agreed to reimburse the lead investors for certain out-of-pocket expenses such as legal fees, asset review fees and travel expense incurred during their due diligence process during 2011 of approximately $300 thousand dollars. In addition, pursuant to its engagement letter dated July 19, 2010 with its investment banking group, the Company agreed to reimburse out-of-pocket expenses such as legal fees, asset review fees and travel expense incurred on behalf of the Company in connection with the private placement that totaled approximately $425 thousand dollars. These reimbursable expenses are included in other liabilities on the balance sheet at December 31, 2011. The Bank incurred expense of approximately $965 thousand dollars related to the equity raise during 2011. As a result of the agreement termination, the Bank recorded a Securities Purchase Agreement termination expense of $1.7 million at December 31, 2011.

Termination of Material Definitive Agreement.

On March 14, 2012, the Bank and The Bank of Hampton Roads ("Hampton Roads") mutually agreed to terminate their previously announced Purchase and Assumption Agreement dated as of July 14, 2011 (the "P & A Agreement"). As previously disclosed, pursuant to the terms of the P & A Agreement, the Bank had agreed to purchase all deposits and selected assets associated with seven Gateway Bank branches in North Carolina.

The termination of the P & A Agreement was a direct result of the Company's termination of the Securities Purchase Agreement. Pursuant to the terms of the Securities Purchase Agreement, the Company had agreed to issue $79.7 million in Company common stock to the investors in a private placement offering. The Company had planned to consummate the transaction contemplated by the P & A Agreement with a portion of the capital raised in the private placement offering.

2. INVESTMENT SECURITIES

The following is a summary of the securities portfolio by major classification:

	December 31, 2011			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities available-for-sale:	(Dollars in thousands)			
Government-sponsored enterprises and FFCB bonds	$ 1,003	$ 29	$ —	$ 1,032
Obligations of states and political subdivisions	27,855	863	—	28,718
Mortgage-backed securities	130,949	1,460	(117)	132,292
SBA-backed securities	146,195	774	(332)	146,637
Corporate bonds	32,683	88	(2,000)	30,771
	$338,685	$3,214	$(2,449)	$339,450

	December 31, 2010			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities available-for-sale:	(Dollars in thousands)			
Government-sponsored enterprises and FFCB bonds	$ 25,466	$ 183	$ (868)	$ 24,781
Obligations of states and political subdivisions	12,818	240	(80)	12,978
Mortgage-backed securities	150,850	837	(1,597)	150,090
SBA-backed securities	57,362	258	(767)	56,853
Corporate bonds	29,387	77	(937)	28,527
	$275,883	$1,595	$(4,249)	$273,229

Gross realized gains and losses on sales of securities for the years ended December 31, 2011, 2010 and 2009 were as follows:

	2011	2010	2009
	(Dollars in thousands)		
Gross realized gains	$2,795	$5,943	$2,579
Gross realized losses	(164)	(435)	(14)
Net realized (losses) gains	$2,631	$5,508	$2,565

Impairment of Certain Investments in Debt and Equity Securities. The following tables set forth the amount of unrealized losses at December 31, 2011 and 2010 (that is, the amount by which cost or amortized cost exceeds fair value), and the related fair value of investments with unrealized losses, none of which are considered to be other-than-temporarily impaired. The tables are segregated into investments that have been in a continuous unrealized-loss position for less than 12 months from those that have been in a continuous unrealized-loss position for 12 months or longer.

December 31, 2011

	Less Than 12 Months		12 Months or longer		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(Dollars in thousands)					
Mortgage-backed securities	$25,011	$ 81	$ 2,880	$ 36	$ 27,891	$ 117
SBA-backed securities	62,543	332	—	—	62,543	332
Corporate bonds	11,824	485	13,755	1,515	25,579	2,000
Total	$99,378	$898	$16,635	$1,551	$116,013	$2,449

December 31, 2010

	Less Than 12 Months		12 Months or longer		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(Dollars in thousands)					
Government-sponsored enterprises and FFCB bonds	$ 17,410	$ 868	$ —	$—	$ 17,410	$ 868
Obligations of states and political subdivisions	3,548	80	—	—	3,548	80
Mortgage-backed securities	99,549	1,597	—	—	99,549	1,597
SBA-backed securities	31,963	767	—	—	31,963	767
Corporate bonds	20,815	654	1,717	283	22,532	937
Total	$173,285	$3,966	$1,717	$283	$175,002	$4,249

As of December 31, 2011 and December 31, 2010, management concluded that the unrealized losses presented above, which consisted of fifty securities at December 31, 2011 and seventy-nine securities at December 31, 2010, are temporary in nature since they are not related to the underlying credit quality of the issuers, and the Company has the intent to hold these investments for a time necessary to recover their cost and it is not likely that the Bank would be required to sell prior to recovery. The fifty securities at December 31, 2011 were comprised of twelve mortgage-backed securities, twelve corporate bonds and twenty-six SBA-backed securities. The seventy-nine securities at December 31, 2010 were comprised of ten government-sponsored enterprises and FFCB bonds, nine obligations of states and political subdivisions, thirty-six mortgage-backed securities, nine corporate bonds and fifteen SBA-backed securities. The losses above are on debt securities that have contractual maturity dates and are primarily related to market interest rates. All unrealized losses on investment securities are not considered to be other-than-temporary, because they are related to changes in interest rates, lack of liquidity and demand in the general investment market and do not affect the expected cash flows of the underlying collateral or the issuer. The Bank's mortgage-backed securities are all backed by government sponsored enterprises or agencies. The Bank does not own any private label mortgage-backed securities.

At December 31, 2011 and December 31, 2010, the balance of Federal Home Loan Bank ("FHLB") of Atlanta stock held by the Company was $3.5 million and $4.6 million, respectively. The FHLB paid a dividend for the third quarter of 2011 with an annualized rate of 0.80%. The dividend rate was equal to the average three month LIBOR for the period of July 1, 2011 to September 30, 2011 plus 0.50%, and was applicable to capital stock held during that period. Management believes that its investment in FHLB stock was not other-than-temporarily impaired as of December 31, 2011 or December 31, 2010. However, there can be no assurance that the impact of recent or future legislation on the Federal Home Loan Banks will not also cause a decrease in the value of the FHLB of Atlanta stock held by the Company.

The aggregate amortized cost and fair value of the available-for-sale securities portfolio at December 31, 2011 by remaining contractual maturity are as follows:

	Amortized Cost	Fair Value
	(Dollars in thousands)	
Government-sponsored enterprises and FFCB bonds:		
Due in one through five years	$ 3	$ 28
Due in five through ten years	1,000	1,004
Obligations of states and political subdivisions:		
Due in one year or less	250	252
Due in one through five years	961	1,033
Due in five through ten years	11,768	12,083
Due after ten years	14,876	15,350
Mortgage-backed securities:		
Due in five through ten years	7,415	7,490
Due after ten years	123,534	124,802
SBA-backed securities:		
Due in five through ten years	2,967	3,007
Due after ten years	143,228	143,630
Corporate bonds:		
Due in one through five years	13,338	13,081
Due five through ten years	19,345	17,690
Total securities	$338,685	$339,450

Securities with an amortized cost of $197.6 million at December 31, 2011 are pledged as collateral. Of this total, amortized cost of $47.4 million and fair value of $48.0 million are pledged as collateral for FHLB advances.

The aggregate amortized cost and fair value of the available-for-sale securities portfolio at December 31, 2010 by remaining contractual maturity are as follows:

	Amortized Cost	Fair Value
	(Dollars in thousands)	
Government-sponsored enterprises and FFCB bonds:		
Due in one through five years	$ 2,000	$ 1,972
Due in five through ten years	16,108	15,982
Due after ten years	7,358	6,827
Obligations of states and political subdivisions:		
Due in one year or less	370	373
Due in one through five years	252	253
Due in five through ten years	5,203	5,354
Due after ten years	6,993	6,998
Mortgage-backed securities:		
Due in five through ten years	4,307	4,551
Due after ten years	146,543	145,539
SBA-backed securities:		
Due in five through ten years	5,889	5,973
Due after ten years	51,473	50,880
Corporate bonds:		
Due in one year or less	8,779	8,712
Due in five through ten years	17,421	16,767
Due after ten years	3,187	3,048
Total securities	$275,883	$273,229

Securities with an amortized cost of $212.2 million at December 31, 2010 are pledged as collateral. Of this total, amortized cost of $52.9 million and fair value of $52.2 million are pledged as collateral for FHLB advances.

3. LOANS

Loans at December 31, 2011 and 2010 classified by type are as follows:

	2011	2010
	(Dollars in thousands)	
Real estate loans:		
Construction and land development	$ 67,232	$ 90,267
Secured by farmland	29,947	26,694
Secured by residential properties	110,238	120,183
Secured by nonfarm, nonresidential properties	203,287	218,028
Consumer installment	6,485	4,096
Credit cards and related plans	1,660	2,261
Commercial and all other loans:		
Commercial and industrial	45,649	60,242
Loans to finance agricultural production	21,524	28,217
All other loans	10,587	17,863
	496,609	567,851
Less deferred fees and costs, net	67	220
	$496,542	$567,631
Included in the above:		
Nonaccrual loans	$ 15,973	$ 15,896
Restructured loans[1]	10,138	6,193

1. Restructured loans includes loans restructured and still accruing. The Company is not committed to advance additional funds on restructured loans.

There were no loans outstanding that were past due ninety days or more that were still accruing at December 31, 2011 or December 31, 2010.

The Company, through its normal lending activity, originates and maintains loans receivable that are substantially concentrated in the Eastern region of North Carolina, where its offices are located. The Company's policy calls for collateral or other forms of repayment assurance to be received from the borrower at the time of loan origination. Such collateral or other form of repayment assurance is subject to changes in economic value due to various factors beyond the control of the Company, and such changes could be significant.

The following describe the risk characteristics relevant to each of the portfolio segments.

Real Estate Loans. Our real estate loan classification includes all loans secured by real estate. Real estate loans include loans made to purchase, construct or improve residential or commercial real estate, and for real estate development purposes. However, many of our real estate loans, while secured by real estate, were made for various other commercial, agricultural and consumer purposes (which may or may not be related to our real estate collateral). This generally reflects our efforts to reduce credit risk by taking real estate as primary or additional collateral, whenever possible, without regard to loan purpose. Substantially all of our real estate loans are secured by real property located in or near our banking markets. We make long-term residential mortgage loans through our mortgage department. These loans are held for sale and we generally hold these loans for a short period of time of approximately ten days. This allows us to make long-term residential loans available to our customers and generate fee income but avoid most risks associated with those loans.

Construction and land development loans involve special risks because loan funds are advanced on the security of houses or other improvements that are under construction and are of uncertain value before construction is complete. For that reason, it is more difficult to evaluate accurately the total loan funds required to complete a project and the related loan-to-value ratios. To reduce these risks, we generally limit loan amounts to 85% of the projected "as built" appraised values of our collateral on completion of construction. For larger projects, we include amounts for contingencies in our construction cost estimates. We generally require a qualified permanent financing commitment from an outside lender unless we have agreed to convert the construction loan to permanent financing ourselves.

Loans secured by farmland are made to agricultural customers for the purpose of acquisition or improvement of farmland. The loans are typically secured by land which is cultivated for primarily row- crop production and related interests, such as grain elevator facilities and farming operations buildings. Repayment of loans secured by farmland may depend on successful crop production or other farm related operations.

Residential loans may be made at fixed or variable interest rates, and they generally have maturities that do not exceed five years and provide for payments based on amortization schedules of less than twenty years. Loans with a maturity of more than five years or that is based on an amortization schedule of more than five years generally will include contractual provisions that allow us to call the loan in full, or provide for a "balloon" payment in full, at the end of a period of no more than five years.

Nonfarm and nonresidential loans typically involve larger loan balances concentrated with single borrowers or groups of related borrowers. Repayment of commercial real estate loans may depend on the successful operation of income producing properties, a business, or a real estate project and, therefore, may, to a greater extent than in the case of other loans, be subject to the risk of adverse conditions in the economy generally or in the real estate market in particular.

Consumer Installment Loans, Credit Cards and Related Plans. Our consumer installment loans consist primarily of loans for various consumer purposes, as well as the outstanding balances of non-real estate secured consumer revolving credit accounts. A majority of these loans are secured by liens on various personal assets of the borrowers, but they also may be made on an unsecured basis. Consumer loans generally are made at fixed interest rates and with maturities or amortization schedules that generally do not exceed five years. Consumer installment loans involve greater risks than other loans, particularly in the case of loans that are unsecured or secured by depreciating assets. When damage or depreciation reduces the value of our collateral below the unpaid balance of a defaulted loan, repossession may not result in repayment of the entire outstanding loan balance. The resulting deficiency may not warrant further substantial collection efforts against the borrower. In connection with consumer lending in general, the success of our loan collection efforts is highly dependent on the continuing financial stability of our borrowers, and our collection of consumer installment loans may be more likely to be adversely affected by a borrower's job loss, illness, personal bankruptcy or other change in personal circumstances than is the case with other types of loans.

Commercial and Industrial and Agricultural Loans. Our commercial and industrial loan and loans to finance agriculture includes loans to small- and medium-sized businesses and individuals for working capital, equipment purchases and various other business and agricultural purposes. These loans generally are secured by business assets, such as inventory, accounts receivable, equipment or similar assets, but they also may be made on an unsecured basis. Commercial and industrial loans typically are made on the basis of the borrower's ability to make repayment from business cash flow. As a result, the ability of borrowers to repay commercial loans may be substantially dependent on the success of their businesses, and the collateral for commercial loans may depreciate over time and cannot be appraised with as much precision as real estate.

At December 31, 2011 and 2010, included in mortgage, commercial, and residential loans were loans collateralized by owner-occupied residential real estate of approximately $53.2 million and $55.5 million, respectively.

Loans with a book value of approximately $25.8 million at December 31, 2011 are pledged as eligible collateral for FHLB advances.

4. CREDIT QUALITY OF LOANS AND ALLOWANCE FOR LOAN LOSSES

During 2011, the following circumstances occurred which represent the primary factors contributing to changes in the AFLL:

- The Company experienced a significant decline in the outstanding balance of construction and land development as well as commercial and industrial loans. Additionally, the overall risk grade of the remaining loans within these segments has improved. Given the significance of historical loss rates attributable to these loan segments, the declining loan balances and improved average risk grades had a substantial impact on our general reserves, effectively lowering them by approximately 41 basis points, or $1.9 million, as compared to prior year end.
- During 2011, management also conducted an impairment migration study using the Bank's historical data from the preceding two years. From this study we determined that our years to impairment AFLL model assumption should be reduced in all but two of our loan segments. Management also evaluated the AFLL model's unallocated internal and external qualitative factor percentages during 2011. In doing so, we determined that certain internal controls of the credit function had strengthened, thereby resulting in specific internal factors which have been scored to ensure they were consistent with such improved Bank policies and procedures. We further determined that increases in certain internal and external factors were warranted, primarily as a result of continued suppressed market conditions and trends in portfolio key performance indicators. Overall, our net internal and external qualitative factors increased by approximately 47 basis points, or $2.1 million, as compared to the prior year end.

Management's migration study was supplemented by an independent study of the allowance model. During 2011, the Bank also engaged an independent specialist to perform a loss migration analysis on the Bank's loan portfolio in order to provide additional statistical data and validation for the Bank's AFLL modeling process. That analysis provided the Bank with useful data regarding its loss migration history and mean level of loss history given our credit migration, and served as an independent validation of our overall allowance position at period end. Management and the Board of Directors have evaluated the impact of these AFLL model updates and determined that the allowance represents an amount necessary to absorb estimated probable losses in the loan portfolio.

An analysis of the allowance for loan losses for the years ended December 31, 2011, 2010 and 2009 follows:

	December 31,		
	2011	2010	2009
	(Dollars in thousands)		
Beginning balance	$13,247	$ 9,725	$ 5,931
Provision for loan losses	8,483	12,980	11,100
Recoveries	320	287	260
Loans charged off	(9,958)	(9,745)	(7,566)
Ending balance	$12,092	$13,247	$ 9,725

ECB BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2011 and 2010

The following table summarizes the balances by loan category of the allowance for loan losses with changes arising from charge-offs, recoveries and provision expense for the years ending December 31, 2011 and December 31, 2010:

Allowance for Loan Losses
As of December 31, 2011

Allowance for Credit Losses	Real Estate Construction and Land Development	Real Estate Secured by Farmland	Real Estate Secured by Residential Properties	Real Estate Secured by Nonfarm Nonresidential	Consumer Installment	Credit Cards and Related Plans	Commercial and Industrial	Loans to Finance Agricultural Production	All Other Loans	General Qualitative Portion	Total
					(Dollars in thousands)						
Beginning balance	$ 6,168	$ 28	$ 3,450	$ 1,007	$ 12	$ 21	$ 882	$ 18	$ 139	$1,522	$ 13,247
Charge-offs	(5,150)	(—)	(1,985)	(1,887)	(20)	(294)	(385)	(—)	(237)	(—)	(9,958)
Recoveries	10	—	12	43	5	3	103	—	144	—	320
Provisions	2,627	(13)	941	2,577	49	288	(45)	97	(20)	1,982	8,483
Ending Balance	$ 3,655	$ 15	$ 2,418	$ 1,740	$ 46	$ 18	$ 555	$ 115	$ 26	$3,504	$ 12,092
Ending Balance Individually evaluated for impairment	$ 637	$ —	$ 480	$ 1,181	$ —	$ —	$ 165	$ —	$ —	$ —	$ 2,463
Ending Balance Collectively evaluated for impairment	$ 3,018	$ 15	$ 1,938	$ 559	$ 46	$ 18	$ 390	$ 115	$ 26	$3,504	$ 9,629
Loans											
Ending Balance	$67,127	$29,890	$110,374	$203,063	$6,620	$1,661	$45,679	$21,539	$10,589	$ —	$496,542
Ending Balance: individually evaluated for impairment	$10,074	$ —	$ 5,514	$ 14,029	$ —	$ —	$ 561	$ 1,111	$ —	$ —	$ 31,289
Ending Balance: collectively evaluated for impairment	$57,053	$29,890	$104,860	$189,034	$6,620	$1,661	$45,118	$20,428	$10,589	$ —	$465,253

Allowance for Loan Losses
As of December 31, 2010

Allowance for Credit Losses	Real Estate Construction and Land Development	Real Estate Secured by Farmland	Real Estate Secured by Residential Properties	Real Estate Secured by Nonfarm Nonresidential	Consumer Installment	Credit Cards and Related Plans	Commercial and Industrial	Loans to Finance Agricultural Production	All Other Loans	General Qualitative & Quantitative Portion	Total
					(Dollars in thousands)						
Beginning balance	$ 4,623	$ 25	$ 2,383	$ 541	$ 23	$ 13	$ 523	$ 16	$ 169	$1,409	$ 9,725
Charge-offs	(5,977)	(—)	(2,022)	(213)	(54)	(11)	(1,191)	(—)	(277)	(—)	(9,745)
Recoveries	111	—	19	—	7	1	19	—	130	—	287
Provisions	7,411	3	3,070	679	36	18	1,531	2	117	113	12,980
Ending Balance	$ 6,168	$ 28	$ 3,450	$ 1,007	$ 12	$ 21	$ 882	$ 18	$ 139	$1,522	$ 13,247
Ending Balance Individually evaluated for impairment	$ 803	$ —	$ 916	$ 546	$ —	$ —	$ 102	$ —	$ —	$ —	$ 2,367
Ending Balance Collectively evaluated for impairment	$ 5,365	$ 28	$ 2,534	$ 461	$ 12	$ 21	$ 780	$ 18	$ 139	$1,522	$ 10,880
Loans											
Ending Balance	$90,145	$26,661	$120,278	$217,709	$4,209	$2,261	$60,238	$28,215	$17,915	$ —	$567,631
Ending Balance: individually evaluated for impairment	$15,940	$ —	$ 6,103	$ 3,812	$ —	$ —	$ 397	$ —	$ —	$ —	$ 26,252
Ending Balance: collectively evaluated for impairment	$74,205	$26,661	$114,175	$213,897	$4,209	$2,261	$59,841	$28,215	$17,915	$ —	$541,379

Loans are closely monitored by management for changes in quality. This monitoring includes assessing the appropriateness of the credit quality indicator in relation to the risk of the loan. Management uses the following indicators to grade the risk of each loan based on a system of eight possible ratings.

Pass: Include loans that are risk rated one through three. The primary source of repayment for pass loans is very likely to be sufficient, with secondary sources readily available; strong financial position; minimal risk; profitability, liquidity and capitalization are better than industry norms.

Weak Pass: Include loans that are risk rated four. The asset quality for weak pass assets is generally acceptable. Primary source of loan repayment is acceptable and secondary sources are likely to be realized, if needed; acceptable business credit, but borrowers operations, cash flow, or financial condition evidence more than average risk; requires above average levels of supervision and attention from Loan Officer. The source of increased risk has been identified, can be effectively managed/corrected, and the increased risk is not significant to warrant a more severe rating.

Special Mention: Include loans that are risk rated five. A special mention asset is considered to be high risk due to potential weaknesses that deserve management's close attention. If left uncorrected, these potential weaknesses may result in the deterioration of the repayment prospects for the asset or in the Company's credit position at some future date. Special mention assets are not adversely classified and do not expose the Company to sufficient risk to warrant adverse classification.

Substandard: Include loans that are risk rated six through eight. Loans rated as substandard are considered to be very high risk. A substandard asset is inadequately protected by the current sound worth and paying capacity of the obligor or of the collateral pledged, if any. Assets so classified must have a well-defined weakness or weakness that jeopardizes the liquidation of the debt. They are characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected. Some loans that are substandard do not meet the definition of an impaired loan and therefore are not deemed impaired.

The following tables present loans as of December 31, 2011 and December 31, 2010 classified by risk type:

Credit Quality Indicators
As of December 31, 2011

	Pass	Weak Pass	Special Mention	Substandard	Total
	(Dollars in thousands)				
Real Estate—Construction and Land Development Loans	$ 27,833	$ 23,237	$ 4,853	$11,204	$ 67,127
Real Estate—Secured by Farmland	22,008	4,430	3,452	—	29,890
Real Estate—Secured by Residential Properties	60,121	31,146	12,302	6,805	110,374
Real Estate—Secured by Nonfarm Nonresidential	90,099	75,384	18,663	18,917	203,063
Consumer Installment	4,025	2,212	254	129	6,620
Credit Cards and Related Plans	850	529	279	3	1,661
Commercial and Industrial	25,133	16,146	2,686	1,714	45,679
Loans to Finance Agriculture Production	16,473	3,290	584	1,192	21,539
All Other Loans	3,171	7,393	25	—	10,589
Total	$249,713	$163,767	$43,098	$39,964	$496,542

Credit Quality Indicators
As of December 31, 2010

	Pass	Weak Pass	Special Mention	Substandard	Total
	(Dollars in thousands)				
Real Estate—Construction and Land Development Loans	$ 35,356	$ 27,978	$ 9,466	$17,345	$ 90,145
Real Estate—Secured by Farmland	17,869	6,294	2,495	3	26,661
Real Estate—Secured by Residential Properties	64,457	43,364	3,469	8,988	120,278
Real Estate—Secured by Nonfarm Nonresidential	94,208	96,287	20,107	7,107	217,709
Consumer Installment	2,466	1,460	265	18	4,209
Credit Cards and Related Plans	1,211	869	89	92	2,261
Commercial and Industrial	33,416	22,805	3,292	725	60,238
Loans to Finance Agriculture Production	18,346	7,230	2,639	—	28,215
All Other Loans	8,442	9,341	119	13	17,915
Total	$275,771	$215,628	$41,941	$34,291	$567,631

The following table summarizes the past due loans by category as of December 31, 2011 and December 31, 2010:

Past Due Loans
As of December 31, 2011

	30-59 Days Past Due	60-89 Days Past Due	Greater than 89 Days(1)	Total Past Due	Current	Total
	(Dollars in thousands)					
Real Estate Construction and Land Development	$ 447	$ 198	$ 6,142	$ 6,787	$ 60,340	$ 67,127
Real Estate Secured by Farmland	—	—	—	—	29,890	29,890
Real Estate Secured by Residential Properties	1,055	993	1,278	3,326	107,048	110,374
Real Estate Secured by Nonfarm Nonresidential	2,357	—	4,446	6,803	196,260	203,063
Consumer Installment	65	—	22	87	6,533	6,620
Credit Cards and Related Plans	2	2	—	4	1,657	1,661
Commercial and Industrial	294	—	205	499	45,180	45,679
Loans to Finance Agricultural Production	—	—	—	—	21,539	21,539
All Other Loans	—	—	—	—	10,589	10,589
Total	$4,220	$1,193	$12,093	$17,506	$479,036	$496,542
Non-accrual Loans Included in above Totals	$1,426	$ 588	$12,093	$14,107	$ 1,866	$ 15,973

(1) There were no loans outstanding that were past due ninety days or more that were still accruing at December 31, 2011.

Past Due Loans
As of December 31, 2010

	30-59 Days Past Due	60-89 Days Past Due	Greater than 89 Days[1]	Total Past Due	Current	Total
			(Dollars in thousands)			
Real Estate Construction and Land Development	$2,997	$ 929	$ 9,627	$13,553	$ 76,592	$ 90,145
Real Estate Secured by Farmland	—	—	—	—	26,661	26,661
Real Estate Secured by Residential Properties	251	389	2,526	3,166	117,112	120,278
Real Estate Secured by Nonfarm Nonresidential	545	—	919	1,464	216,245	217,709
Consumer Installment	35	6	5	46	4,163	4,209
Credit Cards and Related Plans	3	—	—	3	2,258	2,261
Commercial and Industrial	111	19	553	683	59,555	60,238
Loans to Finance Agricultural Production	—	—	—	—	28,215	28,215
All Other Loans	22	4	—	26	17,889	17,915
Total	$3,964	$1,347	$13,630	$18,941	$548,690	$567,631
Non-accrual Loans Included in above Totals	$ 53	$ 625	$13,630	$14,308	$ 1,588	$ 15,896

(1) There were no loans outstanding that were past due ninety days or more that were still accruing at December 31, 2010.

The following table presents impaired loans as of December 31, 2011 and December 31, 2010. The recorded investment balance includes the loan balance and accrued interest. The deferred fees that have yet to be recognized are not material for both periods.

Impaired Loans
As of December 31, 2011

	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
	(Dollars in thousands)				
With no related allowance recorded:					
Real Estate Construction and Land Development	$ 6,280	$11,137	$ —	$ 7,940	$143
Real Estate Secured by Farmland	—	—	—	—	—
Real Estate Secured by Residential Properties	2,135	2,611	—	3,575	77
Real Estate Secured by Nonfarm Nonresidential	7,075	7,484	—	3,209	98
Consumer Installment	—	—	—	—	—
Credit Cards and Related Plans	—	—	—	—	—
Commercial and Industrial	379	500	—	364	14
Loans to Finance Agricultural Production	1,109	1,110	—	93	6
All Other Loans	—	—	—	—	—
Total impaired loans with no related allowance recorded	$16,978	$22,842	$ —	$15,181	$338
With an allowance recorded:					
Real Estate Construction and Land Development	$ 3,806	$ 3,794	$ 637	$ 6,410	116
Real Estate Secured by Farmland	—	—	—	—	—
Real Estate Secured by Residential Properties	3,391	3,382	480	4,099	89
Real Estate Secured by Nonfarm Nonresidential	6,976	6,957	1,181	4,550	139
Consumer Installment	—	—	—	—	—
Credit Cards and Related Plans	—	—	—	150	5
Commercial and Industrial	186	186	165	625	24
Loans to Finance Agricultural Production	—	—	—	—	—
All Other Loans	—	—	—	—	—
Total impaired loans with related allowance recorded	$14,359	$14,319	$2,463	$15,834	$373
Total					
Construction and Land Development	$10,086	$14,931	$ 637	$14,350	$259
Residential	5,526	5,993	480	7,674	166
Commercial	15,725	16,237	1,346	8,841	281
Consumer	—	—	—	150	5
Total impaired loans	$31,337	$37,161	$2,463	$31,015	$711

Impaired Loans
As of December 31, 2010

	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
	(Dollars in thousands)				
With no related allowance recorded:					
Real Estate Construction and Land Development	$ 9,212	$13,354	$ —	$ 9,146	$190
Real Estate Secured by Farmland	—	—	—	—	—
Real Estate Secured by Residential Properties	2,700	2,972	—	3,909	81
Real Estate Secured by Nonfarm Nonresidential	1,029	1,097	—	5,662	117
Consumer Installment	—	—	—	—	—
Credit Cards and Related Plans	—	—	—	—	—
Commercial and Industrial	218	217	—	385	8
Loans to Finance Agricultural Production	—	—	—	—	—
All Other Loans	—	—	—	—	—
Total impaired loans with no related allowance recorded	$13,159	$17,640	$ —	$19,102	$396
With an allowance recorded:					
Real Estate Construction and Land Development	$ 6,771	$ 9,497	$ 803	$ 6,571	136
Real Estate Secured by Farmland	—	—	—	—	—
Real Estate Secured by Residential Properties	3,411	3,405	915	3,312	69
Real Estate Secured by Nonfarm Nonresidential	2,794	2,784	546	1,241	26
Consumer Installment	—	—	—	—	—
Credit Cards and Related Plans	—	—	—	—	—
Commercial and Industrial	179	199	102	925	19
Loans to Finance Agricultural Production	—	—	—	—	—
All Other Loans	—	—	—	—	—
Total impaired loans with related allowance recorded	$13,155	$15,885	$2,366	$12,049	$250
Total					
Construction and Land Development	$15,983	$22,851	$ 803	$15,717	$326
Residential	6,111	6,377	915	7,221	150
Commercial	4,220	4,297	648	8,213	170
Consumer	—	—	—	—	—
Total impaired loans	$26,314	$33,525	$2,366	$31,151	$646

The following table presents nonaccrual loans as of December 31, 2011 and December 31, 2010 by loan category:

Nonaccrual Loans

	December 31, 2011	December 31, 2010
	(Dollars in thousands)	
Real Estate Construction and Land Development	$ 6,795	$10,839
Real Estate Secured by Farmland	—	—
Real Estate Secured by Residential Properties	2,113	3,268
Real Estate Secured by Nonfarm Nonresidential	6,767	1,231
Consumer Installment	22	5
Credit Cards and Related Plans	—	—
Commercial and Industrial	276	553
Loans to Finance Agricultural Production	—	—
All Other Loans	—	—
Total	$15,973	$15,896

Interest income not recognized due to loans being on nonaccrual status during the years ended December 31, 2011 and 2010 was approximately $850 thousand and $1.1 million, respectively.

For the year ended December 31, 2011 the following table presents a breakdown of the types of concessions made by loan class. The recorded investment balances presented are balances at the time of concessions.

Troubled Debt Restructurings

	December 31, 2011		
	Number of Loans	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
		(Dollars in thousands)	
Below market interest rate:			
Real Estate Secured by Residential Properties	1	$ 219	$ 219
Real Estate Secured by Nonfarm Nonresidential	4	3,424	3,424
Credit Cards and Related Plans	1	33	33
Total below market interest rate	6	$3,676	$3,676
Extended payment terms:			
Real Estate Construction and Land Development	2	$ 258	$ 258
Real Estate Secured by Residential Properties	3	1,549	1,549
Real Estate Secured by Nonfarm Nonresidential	3	918	918
Commercial and Industrial	2	227	227
Total Extended Payment Terms	10	$2,952	$2,952
Forgiveness of principal:			
Real Estate Construction and Land Development	10	$ 925	$ 860
Total forgiveness of principal	10	$ 925	$ 860
Total	26	$7,553	$7,488

The following table presents the successes and failures of the types of modifications for the year ended December 31, 2011. The recorded investment balances presented are as of December 31, 2011.

	Paid in Full		Paying as Restructured		Converted to Non-accrual		Foreclosure/Default	
	Number of Loans	Recorded Investment	Number of Loans	Recorded Investment	Number of Loans	Recorded Investment	Number of Loans	Recorded Investment
	(Dollars in thousands)							
Below market interest rate	—	$—	6	$3,679	—	$—	—	$—
Extended payment terms	1	—	8	2,750	1	161	—	—
Forgiveness of principal	10	—	—	—	—	—	—	—
Total	11	$—	14	$6,429	1	$161	$—	$—

There were no loans that were restructured during the year ending on December 31, 2011 that were ninety or more past due and therefore had a payment default. As noted in the previous table there was one loan that, while the loan was not ninety days past due, was moved into nonaccrual status due to payment concerns.

Loans which management identifies as impaired generally will be nonperforming loans or restructured loans (also known as "troubled debt restructurings" or "TDRs"). As a result of adopting the amendments in ASU 2011-02, the Company reassessed all restructurings that occurred on or after the beginning of the fiscal year of adoption (January 1, 2011) to determine whether they are considered TDRs under the amended guidance. The Company identified no loans as TDRs which the allowance for loan losses had previously been measured under a general allowance methodology. TDRs are treated as impaired loans in determining the adequacy of the allowance for loan loss.

5. BANK PREMISES AND EQUIPMENT

The components of bank premises and equipment at December 31, 2011 and 2010 are as follows:

	Cost	Accumulated Depreciation	Undepreciated Cost
	(Dollars in thousands)		
December 31, 2011:			
Land	$10,241	$ —	$10,241
Land improvements	394	207	187
Buildings	19,393	6,045	13,348
Construction in progress	260	—	260
Furniture and equipment	7,627	5,374	2,253
Total	$37,915	$11,626	$26,289
December 31, 2010:			
Land	$10,241	$ —	$10,241
Land improvements	302	203	99
Buildings	18,993	5,430	13,563
Construction in progress	463	—	463
Furniture and equipment	7,253	4,983	2,270
Total	$37,252	$10,616	$26,636

6. INCOME TAXES

The components of income tax expense (benefit) are as follows:

	Current	Deferred*	Total
	(Dollars in thousands)		
Year ended December 31, 2011:			
Federal	$ (948)	$ (397)	$(1,345)
State	—	(199)	(199)
	$ (948)	$ (596)	$(1,544)
Year ended December 31, 2010:			
Federal	$ 831	$(1,439)	$ (608)
State	135	(293)	(158)
	$ 966	$(1,732)	$ (766)
Year ended December 31, 2009:			
Federal	$2,863	$(3,455)	$ (592)
State	698	(463)	235
	$3,561	$(3,918)	$ (357)

* Included in deferred tax is release of valuation allowance adjustment of $62 thousand for year ending December 31, 2009.

Total income tax expense was less than the amount computed by applying the federal income tax rate of 34% to income before income taxes. The reasons for the difference were as follows:

	Years ended December 31,		
	2011	2010	2009
	(Dollars in thousands)		
Income taxes at statutory rate	$ (873)	$ 32	$ 389
Increase (decrease) resulting from:			
Effect of non-taxable interest income	(284)	(539)	(548)
Decrease in valuation allowance	(36)	—	(62)
Bank owned life insurance	(110)	(101)	(105)
State taxes, net of federal benefit	(131)	(105)	155
CAHEC tax credits	(145)	(145)	(144)
Other, net	35	92	(42)
Applicable income taxes	$(1,544)	$(766)	$(357)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2011 and 2010 are presented below:

	2011	2010
	(Dollars in thousands)	
Deferred tax assets:		
Allowance for loan losses	$4,661	$5,107
Capital loss carry forward	7	43
Postretirement benefits	228	282
Unrealized losses on available-for-sale investment securities	—	1,022
Unfunded postretirement benefits	83	12
Bank premises and equipment, principally due to differences in depreciation	—	75
Carry forward of tax credits	1,034	—
Other	1,775	1,573
Total gross deferred tax assets	$7,788	$8,114
Valuation allowance	(7)	(43)
Total net deferred tax assets	7,781	8,071
Deferred tax liabilities:		
Bank premises and equipment, principally due to differences in depreciation	295	—
Unrealized gains on securities available for sale	183	—
Other	24	143
Total gross deferred tax liabilities	502	143
Net deferred tax asset	$7,279	$7,928

The valuation allowance for deferred tax assets was $7 thousand and $43 thousand at December 31, 2011 and December 31, 2010. The valuation allowance required at December 31, 2011 and 2010 was for certain capital losses related to investments in equity securities. These losses are capital in character and the corporation may not have current capital gain capacity to offset these losses. In order for these capital losses to be realized, the Company would need capital gains to offset them.

During 2009, the Company recognized capital gains which decreased the valuation allowance. However the Company does not have plans in place to generate any capital gains in the future. Accordingly, it is more likely than not that these capital losses will fail to be realized and a valuation allowance is required on this portion of the deferred tax asset.

Based on the Company's historical and current earnings, management believes it is more likely than not the Company will realize the benefits of the deferred tax assets which are not provided for under the valuation allowance.

The Company and its subsidiary file a consolidated income tax return with the federal government separate income tax returns with the state of North Carolina. With few exceptions, the Company and its subsidiary are no longer subject to federal or state income tax examinations by tax authorities for years before 2008. Net economic loss carry forwards for North Carolina tax purposes as of December 31, 2011 will expire in 2026.

The Company has analyzed the tax positions taken or expected to be taken in its tax returns and concluded it has no liability related to uncertain tax positions. The years ended December 31, 2008 through December 31, 2010 remain open for audit for all major jurisdictions.

7. BORROWED FUNDS

Borrowed funds and the corresponding weighted average rates (WAR) at December 31, 2011 and 2010 are summarized as follows:

	2011	WAR	2010	WAR
	(Dollars in thousands)			
Sweep accounts	$ 2,679	1.00%	$ 3,509	1.00%
Advances from FHLB	9,000	2.64	8,000	2.42
Total short-term borrowings	11,679	2.26	11,509	1.98
Advances from FHLB	25,500	2.23	34,500	2.34
Total long-term obligations	25,500	2.23	34,500	2.34
Total borrowed funds	$37,179	2.24%	$46,009	2.25%

The average amount of short-term borrowings and the weighted average rates for the years ended December 31, 2011 and 2010 were $14.5 million and 1.95% and $15.8 million and 1.52%, respectively.

The following table details the maturities and rates of our borrowings from the FHLB, as of December 31, 2011.

Borrow Date	Type	Principal	Term	Rate	Maturity
		(Dollars in thousands)			
February 29, 2008	Fixed rate	$5,000	4 years	3.18%	February 29, 2012
March 12, 2008	Fixed rate	2,000	4 years	3.25	March 12, 2012
March 12, 2008	Fixed rate	7,500	5 years	3.54	March 12, 2013
August 17, 2010	Fixed rate	3,000	4 years	1.49	August 18, 2014
August 17, 2010	Fixed rate	4,500	5 years	1.85	August 17, 2015
August 17, 2010	Fixed rate	2,500	6 years	2.21	August 17, 2016
August 20, 2010	Fixed rate	2,000	3 years	1.09	August 20, 2013
August 20, 2010	Fixed rate	3,000	4 years	1.48	August 20, 2014
August 20, 2010	Fixed rate	3,000	5 years	1.83	August 20, 2015
September 1, 2010	Fixed rate	2,000	2 years	0.66	September 4, 2012

Pursuant to a collateral agreement with the FHLB, advances are collateralized by all the Company's FHLB stock and qualifying first mortgage loans. The eligible residential 1-4 family first mortgage loans as of December 31, 2011, were $25.8 million. This agreement with the FHLB provides for a line of credit up to 20% of the Bank's assets. In addition, the Bank had investment securities with a market value of $48.0 million and a book value of $47.4 million held as collateral by the FHLB on advances as of December 31, 2011. The maximum month end balances were $46.0 million, $42.5 million and $107.0 million during the years ended December 31, 2011, 2010 and 2009, respectively.

The Company has established various credit facilities to provide additional liquidity if and as needed. These include unsecured lines of credit with correspondent banks totaling $36.0 million.

The Company enters into agreements with customers to transfer excess funds in demand accounts into repurchase agreements. Under the repurchase agreement, the Company sells the customer an interest in government-sponsored enterprise securities. The customer's interest in the underlying security shall be repurchased by the Company at the opening of the next banking day. The rate paid fluctuates with the weekly average federal funds rate minus 125 basis points and has a floor of 50 basis points. Securities with a fair value of $7.4 million secured customer sweep accounts as of December 31, 2011.

8. RETIREMENT PLANS AND OTHER POSTRETIREMENT BENEFITS

The Company has a defined contribution 401(k) plan that covers all eligible employees. The Company matches employee contributions up to certain amounts as defined in the plan. Total expense related to this plan was $504 thousand, $451 thousand and $414 thousand in 2011, 2010 and 2009, respectively.

In 2002, the Company adopted a supplemental executive retirement plan to provide benefits for members of management and directors. The liability was calculated by discounting the anticipated future cash flows for the years ended December 31, 2011 and 2010 at 5.00% and 5.50%, respectively. The liability accrued for this obligation was $2.4 million and $2.5 million at December 31, 2011 and 2010, respectively. Charges to income are based on changes in the cash value of insurance, which funds the liability. The related expense for the years ended December 31, 2011, 2010 and 2009 was $163 thousand, $343 thousand and $216 thousand, respectively.

The Company recognizes a liability for the future death benefit provided to certain employees in relation to the postretirement benefit related to split-dollar life insurance arrangements. During 2011 the Company did not have any expense associated with the postretirement benefit related to split-dollar life insurance arrangements. During 2010 and 2009, the Company expensed $80 thousand and $18 thousand, respectively. The liability amounted to $561 at both December 31, 2011 and December 31, 2010. The calculation of the liability is based on the present value of the post-retirement cost of insurance.

The Company also has a postretirement benefit plan whereby the Company pays postretirement health care benefits for certain of its retirees that have met minimum age and service requirements. The following tables provide information relating to the Company's postretirement health care benefit plan using a measurement date of December 31:

	2011	2010
	(Dollars in thousands)	
Reconciliation of benefit obligation:		
Net benefit obligation, January 1	$799	$748
Service cost	7	6
Interest cost	36	39
Actuarial (gain) loss	76	39
Benefit paid	(43)	(33)
Net benefit obligation, December 31	$875	$799
Fair value of plan assets	$—	$—
Funding status, net amount recognized in other liabilities and accumulated post retirement benefit obligation	$875	$799

	2011	2010
Change in plan assets		
Fair value of plan assets at beginning of year	$ —	$ —
Employer contribution	43	33
Benefits paid	(43)	(33)
Fair value of plan assets at end of year	$ —	$ —
Recognized on balance sheet		
Other assets (deferred tax)	$ 59	$ (19)
Other liabilities	(875)	(762)
Accumulated other comprehensive loss, net of tax benefit	93	(20)
Net amount recognized	$(723)	$(801)
Recognized in accumulated other comprehensive income		
Unrecognized net (loss) gain	$(152)	$ 39
Deferred tax	59	(19)
Net amount recognized	$ (93)	$ 20

Net periodic postretirement benefit cost for 2011, 2010 and 2009 includes the following components:

	2011	2010	2009
	(Dollars in thousands)		
Service cost	$ 7	$ 6	$ 5
Interest cost	36	39	47
Amortization of prior year service cost	—	(8)	(8)
Net periodic postretirement benefit cost	$ 43	$37	$44

The following table presents assumptions relating to the plan at December 31, 2011 and 2010:

	2011	2010
Discount rate in determining benefit obligation	4.0%	4.5%
Annual health care cost trend rate	7.0%	7.0%
Ultimate medical trend rate	7.0%	7.0%
Medical trend rate period (in years)	4	4
Effect of 1% increase in assumed health care cost on:		
Service and interest cost	14.2%	13.6%
Benefit obligation	13.0%	12.5%
Effect of 1% decrease in assumed health care cost on:		
Service and interest cost	(11.8)%	(10.6)%
Benefit obligation	(10.9)%	(10.5)%

Health care cost trend rates are estimated at 7.0% for 2012-2015, 6.0% for years 2016-2020, and 5.0% for subsequent years.

In 2012, the Company expects to recognize $8 thousand of prior service costs, $35 thousand of interest costs and a deferred loss of $13 thousand.

Employer contributions for 2012 are expected to approximate $56 thousand. Benefits are expected to equal employer contributions for the next five years.

9. STOCK OPTION AND RESTRICTED STOCK PLANS

During 2008, the Company adopted the 2008 Omnibus Equity Plan (the Plan) which replaced the expired 1998 Omnibus Stock Ownership and Long-Term Incentive Plan. The Plan provides for the issuance of up to an aggregate of 200,000 shares of common stock of the Company in the form of stock options, restricted stock awards and performance share awards.

Compensation cost charged to income for the years ended December 31, 2011 and 2010 was approximately $21 thousand and $36 thousand respectively, related to stock options. There was no expense related to restricted stock for the years ended December 31, 2011 and December 31, 2010 as no shares were issued. There was $37 thousand in expense related to restricted stock for the year ended December 31, 2009. There were no shares of restricted stock issued in 2011 or 2010 and there were 1,500 shares issued in 2009 that immediately vested. No income tax benefit was recognized for stock based compensation, as the Company does not have any outstanding nonqualified stock options.

Stock Options

Stock options may be issued as incentive stock options or as nonqualified stock options. The term of the option will be established at the time is it granted but shall not exceed ten years. Vesting will also be established at the time the option is granted. The exercise price may not be less than the fair market value of a share of common stock on the date the option is granted. It is the Company's policy to issue new shares of stock to satisfy option exercises.

Restricted Stock Awards

Restricted stock awards are subject to restrictions and the risk of forfeiture if conditions stated in the award agreement are not satisfied at the end of a restriction period. During the restriction period, restricted stock covered by the award will be held by the Company. If the conditions stated in the award agreement are satisfied at the end of the restriction period, the restricted stock will become unrestricted and the certificate evidencing the stock will be delivered to the employee.

There were no shares of non-vested restricted stock on December 31, 2011 or December 31, 2010.

Performance Shares

Performance shares may be issued based on specific performance criteria such as net income, earnings per share, asset growth, etc. Performance criteria may be different for each issuance and shares will only be issued after the performance criteria have been met. As of December 31, 2011, no performance shares had been issued under the Equity Plan.

A summary of the status of stock options as of December 31, 2011, 2010, and 2009, and changes during the years then ended, is presented below:

	2011		2010		2009	
	Number	Weighted Average Option Price	Number	Weighted Average Option Price	Number	Weighted Average Option Price
Options outstanding, beginning of year	28,513	$27.94	57,335	$28.31	59,227	$27.79
Granted	—	—	—	—	—	—
Exercised	—	—	(1,960)	10.00	(1,892)	11.98
Expired	—	—	(26,862)	30.04	—	—
Options outstanding, end of year	28,513	$27.94	28,513	$27.94	57,335	$28.31

The following table summarizes information about the stock options outstanding at December 31, 2011:

	Options Outstanding		Options Exercisable		
Exercise Price	Number Outstanding December 31, 2011	Weighted-Average Remaining Contractual Life (Years)	Number Outstanding December 31, 2011	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (Years)
$13.01 – $28.50	7,800	5.0	3,730	$19.37	3.5
$28.51 – $29.00	13,142	3.8	13,142	28.76	3.8
$29.01 – $32.60	7,571	5.2	4,996	32.60	5.2
	28,513	4.5	21,868	$28.04	4.0

No intrinsic value existed for options outstanding or options exercisable at December 31, 2011. The aggregate intrinsic value of both options outstanding and options exercisable at December 31, 2010 was less than $1 thousand. No options were exercised in 2011. Cash received for options exercised in 2010 was $19 thousand with an intrinsic value of $3 thousand.

The weighted average fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. No options were granted in 2011, 2010 or 2009.

The total fair value of shares that contractually vested during 2011 and 2010 was $53 thousand and $60 thousand, respectively.

Anticipated total unrecognized compensation costs related to outstanding non-vested stock options will be recognized over the following periods (dollars in thousands):

2012	$ 8
2013	2
Total	$10

10. DEPOSITS

At December 31, 2011 and 2010, certificates of deposit of $100,000 or more amounted to approximately $112.4 million and $92.9 million, respectively.

Time deposit accounts as of December 31, 2011, mature in the following years and amounts: 2012—$209.3 million; 2013—$40.4 million; 2014—$16.6 million; 2015—$44.0 million and 2016—$26.0 million.

For the years ended December 31, 2011, 2010 and 2009, interest expense on certificates of deposit of $100,000 or more amounted to approximately $1.7 million, $2.5 million and $6.8 million, respectively.

11. LEASES

The Company has noncancellable operating leases for three branch locations. These leases generally contain renewal options for periods ranging from three to twenty years and require the Company to pay all executory costs such as maintenance and insurance. Rental expense for operating leases during 2011, 2010 and 2009 was $539 thousand, $579 thousand and $485 thousand, respectively.

Future minimum lease payments under noncancellable operating leases as of December 31, 2011 are as follows (dollars in thousands):

Year ending December 31,	
2012	$ 531
2013	533
2014	331
2015	225
2016	177
Thereafter	119
Total minimum lease payments	$1,916

12. RESERVE REQUIREMENTS

The aggregate net reserve balances maintained under the requirements of the Federal Reserve were approximately $478 thousand at December 31, 2011.

13. COMMITMENTS AND CONTINGENCIES

The Company has various financial instruments (outstanding commitments) with off-balance sheet risk that are issued in the normal course of business to meet the financing needs of its customers. These financial instruments included commitments to extend credit of $92.3 million and standby letters of credit of $1.5 million.

The Company's exposure to credit loss for commitments to extend credit and standby letters of credit is the contractual amount of those financial instruments. The Company uses the same credit policies for making commitments and issuing standby letters of credit as it does for on-balance sheet financial instruments. Each customer's creditworthiness is evaluated on an individual case-by-case basis. The amount and type of collateral, if deemed necessary by management, is based upon this evaluation of creditworthiness. Collateral obtained varies, but may include marketable securities, deposits, property, plant and equipment, investment assets, real estate, inventories and accounts receivable. Management does not anticipate any significant losses as a result of these financial instruments and anticipates funding them from normal operations.

The Company is not involved in any legal proceedings which, in management's opinion, could have a material effect on the consolidated financial position or results of operations of the Company.

14. FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value estimates are made by management at a specific point in time, based on relevant information about the financial instrument and the market. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument nor are potential taxes and other expenses that would be incurred in an actual sale considered. Fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions and/or the methodology used could significantly affect the estimates disclosed. Similarly, the fair values disclosed could vary significantly from amounts realized in actual transactions.

The following table presents the carrying values and estimated fair values of the Company's financial instruments at December 31, 2011 and 2010:

	2011		2010	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
	(Dollars in thousands)			
Financial assets:				
Cash and cash equivalents	$ 24,731	$ 24,731	$ 20,166	$ 20,166
Investment securities	339,450	339,450	273,229	273,229
FHLB stock	3,456	3,456	4,571	4,571
Accrued interest receivable	5,308	5,308	5,243	5,243
Net loans	484,450	482,851	554,384	550,614
Loans held for sale	2,866	2,866	4,136	4,136
Financial liabilities:				
Deposits	$797,645	$804,742	$785,941	$790,105
Short-term borrowings	11,679	11,679	11,509	11,509
Accrued interest payable	519	519	631	631
Long-term obligations	25,500	26,296	34,500	34,954

The fair value of net loans is based on estimated cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. This does not include consideration of liquidity that market participants would use to value such loans. The estimated fair values of deposits and long-term obligations at December 31 are based on estimated cash flows discounted at market interest rates. The carrying values of other financial instruments, including various receivables and payables, approximate fair value. Refer to Note 1(E) for investment securities fair value information. The fair value of off-balance sheet financial instruments is considered immaterial. As discussed in Note 13, these off-balance sheet financial instruments are commitments to extend credit and are either short-term in nature or subject to immediate repricing.

Fair Value Hierarchy

The Company groups assets and liabilities at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1 Valuation is based upon quoted prices for identical instruments traded in active markets.

Level 2 Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3 Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models and similar techniques.

The Company utilizes fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. Securities available-for-sale are recorded at fair value on a recurring basis. Additionally, from time to time, the Company may be required to record at fair value other assets on a nonrecurring basis, such as loans held for sale, loans held for investment and certain other assets. These nonrecurring fair value adjustments typically involve application of lower of cost or market accounting or write-downs of individual assets.

There were no changes to the techniques used to measure fair value during the period.

Following is a description of valuation methodologies used for assets recorded at fair value.

Investment Securities Available-for-Sale

Investment securities available-for-sale are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the security's credit rating, prepayment assumptions and other factors such as credit loss assumptions. Level 1 securities include those traded on an active exchange, such as the New York Stock Exchange, securities that are traded by dealers or brokers in active over-the-counter markets and money market funds. Level 2 securities include mortgage-backed securities issued by government sponsored entities, municipal bonds and corporate debt securities. Securities classified as Level 3 include asset-backed securities in less liquid markets.

Mortgage Banking Activity

The Company enters into interest rate lock commitments and commitments to sell mortgages. At December 31, 2011, the amount of fair value associated with these interest rate lock commitments was $76 thousand, which is included in other assets. At December 31, 2010, the amount of fair value associated with these interest rate lock commitments was $101 thousand, which was included in other assets. Forward loan sale commitments have been deemed insignificant.

Loans

The Company does not record loans at fair value on a recurring basis. However, from time to time, a loan is considered impaired and an allowance for loan losses is established. Loans for which it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement are considered impaired. Once a loan is identified as individually impaired, management measures impairment using one of several methods, including collateral value, market price and discounted cash flows. Those impaired loans not requiring an allowance represent loans for which the fair value of the expected repayments or collateral exceed the recorded investments in such loans. At December 31, 2011, the majority of the total impaired loans were evaluated based on the fair value of the collateral. Impaired loans where an allowance is established based on the fair value of collateral require classification in the fair value hierarchy. When the fair value of the collateral is based on an observable market price or a current unadjusted appraised value, the Company records the impaired loan as nonrecurring Level 2. When an appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the Company records the impaired loan as nonrecurring Level 3. The fair values of impaired loans are generally based on judgment and therefore are considered to be level 3 assets.

Real Estate and Repossessions Acquired in Settlement of Loans

Foreclosed assets are adjusted to fair value upon transfer of the loans to other real estate owned. Real estate acquired in settlement of loans is recorded initially at estimated fair value of the property less estimated selling costs at the date of foreclosure. The initial recorded value may be subsequently reduced by additional allowances, which are charged to earnings if the estimated fair value of the property less estimated selling costs declines below the initial recorded value. Fair value is based upon independent market prices, appraised values of the collateral or management's estimation of the value of the collateral. When the fair value of the collateral is based on an observable market price or a current unadjusted appraised value, the Company records the foreclosed asset as nonrecurring Level 2. When an appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the Company records the foreclosed asset as nonrecurring Level 3. The fair values of foreclosed assets are generally based on judgment and therefore are considered to be level 3 assets.

Assets recorded at fair value on a recurring basis

December 31, 2011	Total	Level 1	Level 2	Level 3
		(Dollars in thousands)		
Investment Securities Available-for-Sale				
Government-sponsored enterprises and FFCB bonds	$ 1,032	$ —	$ 1,032	$ —
Obligations of states and political subdivisions	28,718	6,752	21,966	—
Mortgage-backed securities	132,292	—	132,292	—
SBA-backed securities	146,637	144,962	1,675	—
Corporate bonds	30,771	—	29,129	1,642
Total Securities	$339,450	$151,714	$186,094	$ 1,642
Interest rate lock commitments	$ 76	$ —	$ —	$ 76
Total assets at fair value	$339,526	$151,714	$186,094	$ 1,718

December 31, 2010	Total	Level 1	Level 2	Level 3
		(Dollars in thousands)		
Investment Securities Available-for-Sale				
Government-sponsored enterprises and FFCB bonds	$ 24,781	$ —	$ 24,781	$ —
Obligations of states and political subdivisions	12,978	—	12,978	—
Mortgage-backed securities	150,090	4,200	145,890	—
SBA-backed securities	56,853	55,422	1,431	—
Corporate bonds	28,527	—	26,811	1,716
Total Securities	$273,229	$ 59,622	$211,891	$ 1,716
Interest rate lock commitments	$ 101	$ —	$ —	$ 101
Total assets at fair value	$273,330	$ 59,622	$211,891	$ 1,817

Assets recorded at fair value on a nonrecurring basis

December 31, 2011	Total	Level 1	Level 2	Level 3
		(Dollars in thousands)		
Impaired Loans				
Real estate—construction and land development	$ 9,169	$ —	$ —	$ 9,169
Real estate—secured by residential properties	3,893	—	—	3,893
Real estate—secured by nonfarm nonresidential properties	8,805	—	—	8,805
Commercial and industrial	196	—	—	196
Total impaired loans	$ 22,063	$ —	$ —	$22,063
Real estate and repossessions acquired in settlement of loans				
Total real estate and repossessions acquired in settlement of loans	$ 6,573	$ —	$ —	$ 6,573
Total assets at fair value	$ 28,636	$ —	$ —	$28,636

December 31, 2010	Total	Level 1	Level 2	Level 3
		(Dollars in thousands)		
Impaired Loans				
Real estate—construction and land development	$ 11,077	$ —	$ —	$11,077
Real estate—secured by residential properties	3,834	—	—	3,834
Real estate—secured by nonfarm nonresidential properties	2,550	—	—	2,550
Commercial and industrial	77	—	—	77
Total impaired loans	$ 17,538	$ —	$ —	$17,538
Real estate and repossessions acquired in settlement of loans				
Total real estate and repossessions acquired in settlement of loans	$ 4,536	$ —	$ —	$ 4,536
Total assets at fair value	$ 22,074	$ —	$ —	$22,074

As of December 31, 2011 there were $3.8 million of Level 2 investment securities available for sale that were reported as Level 1 as of December 31, 2010. The bond was transferred from Level 1 to Level 2 during 2011 because the December 31, 2010 pricing was based on the Company's actual trades for the security at initial purchase while the December 31, 2011 pricing was through a pricing system. During 2011 there were no investment securities transferred in or out of Level 3. As of December 31, 2009 there was one Level 3 investment security available for sale valued at $2.5 million based on its book value. Prior to sale during 2010, the investment was transferred to Level 2 given that the valuation was based on a third party market valuation that was based on quoted prices for similar instruments in active markets. The table below presents a reconciliation for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during 2011 and 2010.

	Corporate Bonds	Available-for Sale Debt Securities
	(Dollars in thousands)	
Balance, December 31, 2010	$1,716	$1,716
Total gains or losses (realized/unrealized):		
Included in earnings	—	—
Included in other comprehensive income	(74)	(74)
Purchases, issuances, and settlements	—	—
Transfers in to/out of Level 3	—	—
Balance, December 31, 2011	$1,642	$1,642

	Government-sponsored enterprises and FFCB bonds	Corporate Bonds	Available-for Sale Debt Securities
	(Dollars in thousands)		
Balance, December 31, 2009	$ 2,480	$1,871	$ 4,351
Total gains or losses (realized/unrealized):			
Included in earnings	—	—	—
Included in other comprehensive income	—	(155)	(155)
Purchases, issuances, and settlements	—	—	—
Transfers in to/out of Level 3	(2,480)	—	(2,480)
Balance, December 31, 2010	$ —	$1,716	$ 1,716

15. REGULATORY MATTERS

The Company (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's and the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital to average assets (as defined). Management believes, as of December 31, 2011, that the Bank and the Company meet all capital adequacy requirements to which they are subject.

Based on the most recent notification from the FDIC, the Bank is well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Bank's category.

The Bank's actual capital amounts, in thousands, and ratios are presented in the following table:

	Actual		For Capital Adequacy Purposes	To be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Ratio	Ratio
As of December 31, 2011:				
Total Capital (to Risk Weighted Assets)	$83,209	13.85%	≥ 8.00%	≥ 10.00%
Tier 1 Capital (to Risk Weighted Assets)	75,642	12.59	≥ 4.00	≥ 6.00
Tier 1 Capital (to Average Assets)	75,642	8.25	≥ 4.00	≥ 5.00
As of December 31, 2010:				
Total Capital (to Risk Weighted Assets)	$88,578	13.34%	≥ 8.00%	≥ 10.00%
Tier 1 Capital (to Risk Weighted Assets)	80,217	12.08	≥ 4.00	≥ 6.00
Tier 1 Capital (to Average Assets)	80,217	8.66	≥ 4.00	≥ 5.00

The following table lists Bancorp's actual capital amounts, in thousands, and ratios:

	Actual		For Capital Adequacy Purposes	To be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Ratio	Ratio
As of December 31, 2011:				
Total Capital (to Risk Weighted Assets)	$83,209	13.85%	≥ 8.00%	≥ 10.00%
Tier 1 Capital (to Risk Weighted Assets)	75,642	12.59	≥ 4.00	≥ 6.00
Tier 1 Capital (to Average Assets)	75,642	8.25	≥ 3.00	≥ 5.00
As of December 31, 2010:				
Total Capital (to Risk Weighted Assets)	$88,578	13.34%	≥ 8.00%	≥ 10.00%
Tier 1 Capital (to Risk Weighted Assets)	80,217	12.08	≥ 4.00	≥ 6.00
Tier 1 Capital (to Average Assets)	80,217	8.66	≥ 3.00	≥ 5.00

During April 2011, the Bank's Board of Directors adopted a resolution at the request of the Federal Deposit Insurance Corporation to the effect that the Bank, through its management, will take various actions designed to address issues related to the Bank's operations. The Resolution provides that, among other things, the Bank will (1) establish and continue to maintain an adequate reserve for loan losses, and review the adequacy of the reserve with the Board prior to each quarter-end and make appropriate provisions to the reserve; (2) in order to maintain sufficient capital levels, establish and document a prudent policy regarding cash dividends the Bank pays to Bancorp, document an analysis of amounts to be paid by each quarter-end prior to payment, and not pay any cash dividend to Bancorp without seeking the prior approval of the FDIC and N.C. Commissioner of Banks; (3) implement various recommendations regarding risk management policies and practices for the Bank's funds management and investment functions; (4) provide for the internal audit program to include a review and coverage of activities sufficient to determine compliance with the Bank's policies, applicable laws and regulations and sound banking principles, and identification of audit personnel who periodically report directly to the Board; (5) correct or eliminate various credit administration weaknesses and establish an effective credit administration function, and ascertain that all necessary supporting documentation is obtained and evaluated before loans are extended; and (6) correct violations of and ensure further compliance with applicable laws, rules and regulations.

The Bank has complied with the necessary actions in all aspects of the board resolution as of December 31, 2011.

Dividends

The Company's dividend payments are typically made from dividends received from the Bank. The Bank, as a North Carolina banking corporation, may pay dividends only out of undivided profits (retained earnings) as determined pursuant to North Carolina General Statutes Section 53-87. However, regulatory authorities may limit payment of dividends by any bank when it is determined that such a limitation is in the public interest and is necessary to ensure financial soundness of the Bank. As noted above, in accordance with the Board Resolution, the Bank must seek approval from the FDIC and the NC Commissioner of Banks prior to paying dividends to Bancorp.

16. ECB BANCORP, INC. (PARENT COMPANY)

ECB Bancorp, Inc.'s principal asset is its investment in the Bank, and its principal source of income is dividends from the Bank. The Parent Company condensed balance sheets as of December 31, 2011 and 2010, and the related condensed statements of income and cash flows for the years ended December 31, 2011, 2010, and 2009 are as follows:

CONDENSED BALANCE SHEETS

	2011	2010
	(Dollars in thousands)	
Assets		
Cash	$ —	$ —
Receivable from subsidiary	—	199
Investment in subsidiary	80,443	80,894
Total assets	$80,443	$81,093
Liabilities and Shareholders' Equity		
Dividends payable	$ —	$ 199
Total liabilities	—	199
Total shareholders' equity	80,443	80,894
Total liabilities and shareholders' equity	$80,443	$81,093

CONDENSED STATEMENTS OF INCOME (LOSS)

	2011	2010	2009
	(Dollars in thousands)		
Dividends from bank subsidiary	$ 1,438	$1,695	$ 2,823
Equity in undistributed income (losses) of subsidiary	(2,462)	(835)	(1,321)
Net income (loss)	$(1,024)	$ 860	$ 1,502

CONDENSED STATEMENTS OF CASH FLOWS

	2011	2010	2009
	(Dollars in thousands)		
OPERATING ACTIVITIES:			
Net income (loss)	$(1,024)	$ 860	$ 1,502
Undistributed (income) losses of subsidiary	2,462	835	1,321
Net change in other assets & other liabilities	—	321	(1)
Stock based compensation	21	36	85
Net cash provided by operating activities	1,459	2,052	2,907
INVESTING ACTIVITIES:			
Payment for investments in subsidiary	(21)	(17,927)	(85)
Net cash used by investing activities	(21)	(17,927)	(85)
FINANCING ACTIVITIES:			
Proceeds from issuance of common stock	—	19	23
Proceeds from issuance of preferred stock	—	—	17,850
Cash dividends paid	(1,438)	(2,016)	(2,823)
Net cash provided (used) in financing activities	(1,438)	(1,997)	15,050
Net change in cash	$ (—)	$(17,872)	$17,872

17. RELATED PARTY TRANSACTIONS

Bancorp and the Bank have had, and expect to have in the future, banking transactions in the ordinary course of business with directors, officers and their associates ("Related Parties") on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with others. Those transactions neither involve more than normal risk of collectability nor present any unfavorable features.

Loans at December 31, 2011 and 2010 include loans to officers and directors and their associates totaling approximately $2.8 million and $4.2 million, respectively. During 2011, $0.7 million in loans were disbursed to officers, directors and their associates and principal repayments of $0.8 million were received on such loans. Change in relationships accounted for a reduction of $1.3 million.

18. U.S. TREASURY'S TROUBLED ASSET RELIEF PROGRAM (TARP) CAPITAL PURCHASE PROGRAM

On January 16, 2009, we issued Series A Preferred Stock in the amount of $17,949,000 and a warrant to purchase 144,984 shares of our common stock to the U.S. Treasury as a participant in the TARP Capital Purchase Program. The Series A Preferred Stock qualifies as Tier 1 capital for purposes of regulatory capital requirements and will pay cumulative dividends at a rate of 5% per annum for the first five years and 9% per annum thereafter. Prior to January 16, 2012, unless we have redeemed all of this preferred stock or the U.S. Treasury has transferred all of this preferred stock to a third party, the consent of the U.S. Treasury will be required for us to, among other things, increase our common stock dividend above $0.1825 per share or repurchase our common stock except in limited circumstances. In addition, until the U.S. Treasury ceases to own our securities sold under the TARP Capital Purchase Program, the compensation arrangements for our senior executive officers must comply in all respects with the U.S. Emergency Economic Stabilization Act of 2008 and the rules and regulations thereunder.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures in accordance with Rule 13a-15 of the Securities Exchange Act of 1934 (the "Exchange Act"). Based on their evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective to provide reasonable assurance that we are able to record, process, summarize and report in a timely manner the information required to be disclosed in reports we file under the Exchange Act.

Management's Annual Report on Internal Control Over Financial Reporting, and a report of our independent registered public accounting firm regarding our internal control over financial reporting, appears on the following pages of this report.

In connection with the above evaluation of our disclosure controls and procedures no change in our internal control over financial reporting was identified that occurred during our fourth quarter of 2011 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of ECB Bancorp, Inc. (ECB) is responsible for establishing and maintaining adequate internal control over financial reporting. ECBs' internal control system was designed to provide reasonable assurance to the Company's management and board of directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

ECB's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2011. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework.* Based on that assessment, we believe that, as of December 31, 2011, the Company's internal control over financial reporting is effective based on those criteria.

ECB's independent auditors have issued an audit report on the Company's internal control over financial reporting. This report appears on the following page.

/s/ A. DWIGHT UTZ	/s/ THOMAS M. CROWDER
A. Dwight Utz	**Thomas M. Crowder**
Chief Executive Officer	**Chief Financial Officer**

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
ECB Bancorp, Inc. and Subsidiary

We have audited ECB Bancorp, Inc. and Subsidiary's (the "Company")'s internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, ECB Bancorp, Inc. and Subsidiary maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of ECB Bancorp, Inc. and Subsidiary as of and for the year ended December 31, 2011, and our report dated March 30, 2012, expressed an unqualified opinion on those consolidated financial statements.

/s/ Dixon Hughes Goodman LLP

Greenville, North Carolina
March 30, 2012

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Directors and Executive Officers. Information regarding our directors and executive officers is incorporated by reference from the information under the headings *"Proposal 1: Election of Directors"* and *"Executive Officers"* in our definitive Proxy Statement to be filed with the Securities and Exchange Commission in connection with our 2012 Annual Meeting.

Audit Committee. Information regarding our Audit Committee is incorporated by reference from the information under the captions *"Committees of Our Board—General" and "—Audit Committee"*, including a discussion of our audit committee financial expert determination, in our definitive Proxy Statement to be filed with the Securities and Exchange Commission in connection with our 2012 Annual Meeting.

Section 16(a) Beneficial Ownership Reporting Compliance. Information regarding compliance by our directors, executive officers and principal shareholders with the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934 is incorporated by reference from the information under the caption *"Beneficial Ownership of Our Common Stock—Section 16(a) Beneficial Ownership Reporting Compliance"* in our definitive Proxy Statement to be filed with the Securities and Exchange Commission in connection with our 2012 Annual Meeting.

Code of Ethics. Information regarding our Code of Ethics that applies to our directors and to all our executive officers, including without limitation our principal executive officer and principal financial officer, is incorporated by reference from the information under the caption *"Corporate Governance—Code of Ethics"* in our definitive Proxy Statement to be filed with the Securities and Exchange Commission in connection with our 2012 Annual Meeting. A copy of our Code of Ethics is available in the "Investor Relations – Corporate Governance" section of our website (www.myecb.com)

Item 11. Executive Compensation

Information regarding compensation paid to our executive officers and directors is incorporated by reference from the information under the headings *"Executive Compensation"* and *"Director Compensation"* in our definitive Proxy Statement to be filed with the Securities and Exchange Commission in connection with our 2012 Annual Meeting.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Beneficial Ownership of Securities. Information regarding the beneficial ownership of our common stock by our directors, executive officers and principal shareholders is incorporated by reference from the information under the heading *"Beneficial Ownership of Our Common Stock"* in our definitive Proxy Statement to be filed with the Securities and Exchange Commission in connection with our 2012 Annual Meeting.

Securities Authorized for Issuance Under Equity Compensation Plans. The following table summarizes all compensation arrangements which were in effect on December 31, 2011, and under which shares of our common stock have been authorized for issuance.

EQUITY COMPENSATION PLAN INFORMATION[1]

Plan category	(a) Number of Shares to be Issued Upon Exercise of Outstanding Options	(b) Weighted-average Exercise Price of Outstanding Options	(c) Number of Shares Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Shares Reflected In Column (a))
Equity compensation plans approved by our security holders	28,513[1]	$27.94	189,900[2]
Equity compensation plans not approved by our security holders	-0-	N/A	-0-
Total	28,513	$27.94	189,900

(1) Reflects the number of shares that are subject to outstanding, unexercised options previously granted under both our Omnibus Stock Ownership and Long-Term Incentive Plan (which expired during January 2008), and our 2008 Omnibus Equity Plan (which was approved by our shareholders at our 2008 Annual Meeting).

(2) Reflects the number of shares that remained available for future issuance under the 2008 Omnibus Equity Plan on December 31, 2011. The Omnibus Stock Ownership and Long-Term Incentive Plan expired by its terms during January 2008 and no further awards may be granted under it.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Related Person Transactions. Information regarding transactions between us and our directors, executive officers and other related persons, and our policies and procedures for reviewing and approving related person transactions, is incorporated by reference from the information under the caption *"Transactions with Related Persons"* in our definitive Proxy Statement to be filed with the Securities and Exchange Commission in connection with our 2012 Annual Meeting.

Director Independence. Information regarding our independent directors is incorporated by reference from the information under the caption *"Corporate Governance—Director Independence"* in our definitive Proxy Statement to be filed with the Securities and Exchange Commission in connection with our 2012 Annual Meeting.

Item 14. Principal Accounting Fees and Services

Information regarding services provided to us by our independent accountants is incorporated by reference from the information under the caption *"Services and Fees During 2011 and 2010"* in our definitive Proxy Statement to be filed with the Securities and Exchange Commission in connection with our 2012 Annual Meeting.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) Financial Statements. The following financial statements are included in Item 8 of this Report:

Report of Dixon Hughes Goodman LLP

Consolidated Balance Sheets as of December 31, 2011 and 2010

Consolidated Results of Operations for the years ended December 31, 2011, 2010 and 2009

Consolidated Statements of Shareholders' Equity for the years ended December 31, 2011, 2010 and 2009

Consolidated Statements of Cash Flows for the years ended December 31, 2011, 2010 and 2009

Notes to Consolidated Financial Statements—December 31, 2011 and 2010

(b) Exhibits. An Exhibit Index listing exhibits that are being filed or furnished with, or incorporated by reference into, this Report appears immediately following the signature page and is incorporated herein by reference.

(c) Financial Statement Schedules. No separate financial statement schedules are being filed as all required schedules either are not applicable or are contained in the financial statements listed above or in Item 7 of this Report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2012

ECB BANCORP, INC.

By: /s/ A. DWIGHT UTZ

A. Dwight Utz
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ A. DWIGHT UTZ **A. Dwight Utz**	President and Chief Executive Officer (principal executive officer)	March 30, 2012
/s/ THOMAS M. CROWDER **Thomas M. Crowder**	Executive Vice President and Chief Financial Officer (principle financial and accounting officer)	March 30, 2012
/s/ GEORGE T. DAVIS **George T. Davis, Jr.**	Vice Chairman	March 30, 2012
/s/ JOHN F. HUGHES, JR. **John F. Hughes, Jr.**	Director	March 30, 2012
/s/ J. BRYANT KITTRELL III **J. Bryant Kittrell III**	Director	March 30, 2012
/s/ JOSEPH T. LAMB, JR. **Joseph T. Lamb, Jr.**	Director	March 30, 2012
/s/ B. MARTELLE MARSHALL **B. Martelle Marshall**	Director	March 30, 2012
/s/ R. S. SPENCER, JR. **R. S. Spencer, Jr.**	Chairman	March 30, 2012
/s/ MICHAEL D. WEEKS **Michael D. Weeks**	Director	March 30, 2012

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
3.01	Registrant's Articles of Incorporation, as amended (filed herewith)
3.02	Registrant's Bylaws (incorporated by reference from Exhibits to the Registrant's Current Report on Form 8-K dated February 21, 2012)
4.01	Specimen common stock certificate (incorporated by reference from Exhibits to Registration Statement on Form S-1, Reg. No. 333-128843)
4.02	Specimen Series A Preferred Stock certificate (incorporated by reference from Exhibits to Registrant's Current Report on Form 8-K dated January 15, 2009)
4.03	Warrant dated January 16, 2009, for the purchase of shares of Common Stock (incorporated by reference from Exhibits to Registrant's Current Report on Form 8-K dated January 15, 2009)
10.01	Letter Agreement dated January 16, 2009, between the Registrant and the United States Department of the Treasury (incorporated by reference from Exhibits to Registrant's Current Report on Form 8-K dated January 15, 2009)
10.02	Employment Agreement between A. Dwight Utz, the Bank and the Registrant (incorporated by reference from Exhibits to Registrant's Current Report on Form 8-K dated August 26, 2009)*
10.03	Amended and Restated Employment Agreement between T. Olin Davis and the Bank (incorporated by reference from Exhibits to Registrant's Current Report on Form 8-K dated December 23, 2008)*
10.04	Capital Purchase Program Compliance Agreement between T. Olin Davis and the Bank (incorporated by reference from Exhibits to Registrant's Current Report on Form 8-K dated January 15, 2009)*
10.05	Severance and Change in Control Agreement, as amended, between James J. Burson and the Bank (incorporated by reference from Exhibits to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2010)*
10.06	Severance and Change in Control Agreement between Thomas M. Crowder and the Bank (incorporated by reference from Exhibits to Registrant's Current Report on Form 8-K dated March 28, 2010)*
10.07	Omnibus Stock Ownership and Long Term Incentive Plan (incorporated by reference from Exhibits to Registration Statement on Form SB-2, Reg. No. 333-61839)*
10.08	2008 Omnibus Equity Plan (incorporated by reference from Exhibits to Registrant's Current Report on Form 8-K dated April 16, 2008)*
10.09	Form of Employee Stock Option Agreement (incorporated by reference from Exhibits to Registration Statement on Form SB-2, Reg. No. 333-61839) *
10.10	Form of Restricted Stock Agreement (incorporated by reference from Exhibits to Registration Statement on Form S-8, Reg. No. 333-77689)*
10.11	Restricted Stock Award Agreement between A. Dwight Utz and the Registrant (incorporated by reference from Exhibits to Registrant's September 30, 2009, Quarterly Report on Form 10-Q)*
10.12	Executive Supplemental Retirement Plan Agreement between the Bank and T. Olin Davis (incorporated by reference from Exhibits to Registrant's 2007 Annual Report on for 10-KSB)*
10.13	Amendment to Executive Supplemental Retirement Plan Agreement between the Bank and T. Olin Davis (incorporated by reference from Exhibits to Registrant's 2008 Annual Report on Form 10-K)*
10.14	Split-Dollar Life Insurance Agreement between the Bank and T. Olin Davis (incorporated by reference from Exhibits to Registrant's 2007 Annual Report on for 10-KSB)*

Exhibit No.	Description of Exhibit
10.15	Form of Director Supplemental Retirement Plan Agreements between the Bank and George T. Davis, Jr., John F. Hughes, Jr., Joseph T. Lamb, Jr., and R. S. Spencer, Jr. (incorporated by reference from Exhibits to Registrant's March 31, 2002, Quarterly Report on Form 10-QSB)*
10.16	Form of Amendment to Director Supplemental Retirement Plan Agreements between the Bank and George T. Davis, Jr., John F. Hughes, Jr., Joseph T. Lamb, Jr., and R. S. Spencer, Jr. (incorporated by reference from Exhibits to Registrant's 2008 Annual Report on Form 10-K)*
10.17	Form of Director Supplemental Retirement Plan Agreements between the Bank and J. Bryant Kittrell III, and B. Martelle Marshall (incorporated by reference from Exhibits to Registrant's March 31, 2002, Quarterly Report on Form 10-QSB)*
10.18	Form of Amendment to Director Supplemental Retirement Plan Agreements between the Bank and J. Bryant Kittrell III, and B. Martelle Marshall (incorporated by reference from Exhibits to Registrant's 2008 Annual Report on Form 10-K)*
10.19	Form of Director Supplemental Retirement Plan Agreement between the Bank and Michael D. Weeks (incorporated by reference from Exhibits to Registrant's 2008 Annual Report on Form 10-K)*
10.20	Form of Amendment to Director Supplemental Retirement Plan Agreement between the Bank and Michael D. Weeks (incorporated by reference from Exhibits to Registrant's 2008 Annual Report on Form 10-K)*
10.21	Form of Split-Dollar Life Insurance Agreements between the Bank and George T. Davis, Jr., John F. Hughes, Jr., J. Bryant Kittrell III, Joseph T. Lamb, Jr., B. Martelle Marshall, and R. S. Spencer, Jr. (incorporated by reference from Exhibits to Registrant's March 31, 2002, Quarterly Report on Form 10-QSB)*
10.22	The East Carolina Bank Incentive Plan (incorporated by reference from Exhibits to Registrant's 2004 Annual Report on Form 10-KSB)*
21.01	List of Registrant's subsidiaries (incorporated by reference from Exhibits to Registrant's 2004 Annual Report on Form 10-KSB)
23.01	Consent of Dixon Hughes Goodman LLP (filed herewith)
31.01	Certification of Chief Executive Officer (pursuant to Rule 13a-14) (filed herewith)
31.02	Certification of Chief Financial Officer (pursuant to Rule 13a-14) (filed herewith)
32.01	Certification of Chief Executive Officer and Chief Financial Officer (pursuant to 18 U.S.C. Section 1350) (filed herewith)
99.01	Certification of Chief Executive Officer and Chief Financial Officer (pursuant to Section III of EESA) (filed herewith)
101.0	The following materials from the Company's Annual Report on Form 10-K for the year ended December 31, 2011, formatted in XBRL (Extensible Business Reporting Language): (i) the Consolidated Balance Sheets, (ii) the Consolidated Results of Operations, (iii) the Consolidated Statement of Changes in Shareholders' Equity, (iv) the Consolidated Statements of Cash Flows and (v) the Notes to the Consolidated Financial Statements, tagged as blocks of text.**

* Management contract or compensatory plan, contract or arrangement.

** Furnished, not filed.

COPIES OF EXHIBITS ARE AVAILABLE UPON WRITTEN REQUEST TO THOMAS M. CROWDER, CHIEF FINANCIAL OFFICER, AT ECB BANCORP, INC., P.O. BOX 337, ENGELHARD, NORTH CAROLINA 27824.

Company Information

ECB BANCORP, INC. AND
EAST CAROLINA BANK
EXECUTIVE OFFICERS

A. Dwight Utz
President
Chief Executive Officer

James J. Burson
Executive Vice President
Chief Revenue Officer

Thomas M. Crowder
Executive Vice President
Chief Financial Officer

T. Olin Davis
Executive Vice President
Chief Credit Officer

M. Jeanne Mauney*
Senior Vice President
Chief Enterprise Risk Officer

Lorie Y. Runion
Executive Vice President
Chief Administrative Officer
and Corporate Secretary

William S. Sampson
Executive Vice President
Chief Information Officer

(*Non-policy making officer)

Senior Management Officers
East Carolina Bank

Melissa A. Alexy
Vice President
Director of Learning and
Talent Development

Barry G. Allen
Vice President
Director of Bank Operations

Marcus W. Ballance
Vice President
Director of Information Technology

K. Norman Campbell
Senior Vice President
Regional Executive

David P. Crumpler
Vice President
Director of Marketing

John E. Dawson
Managing Director
Wealth Management

Charles F. Evans
Senior Vice President
Commercial Banking

Richard N. "Skipper" Hines III
Senior Vice President
Customer Experience

Phillip O. Holloman
Senior Vice President
Regional Executive

Pamm G. Jones
Senior Vice President
Mortgage Services

Shari M. Leon
Vice President
Director of Human Resources

Gloria M. Pearce
Vice President
Director of Channel Management

Arthur R. "Buck" Spruill III
Senior Vice President
Agricultural Banking

Edna H. Sukeforth
Vice President
Operations

Troy G. Willford
Vice President
Credit Administration Manager

Annual Meeting
The Annual Shareholders' Meeting will be held Thursday, June 7, 2012, at the Washington Civic Center, 110 North Gladden Street, Washington, NC.

Headquarters
35050 US Highway 264
PO Box 337
Engelhard, NC 27824
(252) 925-5501
(252) 925-8491 (fax)
E-mail: CustomerCare@MyECB.com
www.MyECB.com

Annual Disclosure Statement/Form 10-K
Our annual shareholder report, annual disclosure statement, and copies of ECB Bancorp Inc.'s Annual Report on Form 10-K as filed with the Securities and Exchange Commission may be obtained (without charge) by writing to Thomas M. Crowder, Executive Vice President and Chief Financial Officer at the East Carolina Bank, PO Box 337, Engelhard, NC 27824.

Shareholder Account Inquiries
Shareholders needing information on stock-transfer requirements and lost certificates may write to the East Carolina Bank, PO Box 337, Engelhard, NC 27824, Attention: Lorie Y. Runion Corporate Secretary.

Stock Transfer Agent and Registrar
First Shareholder Services
Corporate Trust Division, DAC61
PO Box 29522
Raleigh, NC 27626

Independent Certified Public Accountants
Dixon Hughes Goodman LLP
Greenville, NC

Corporate Legal Counsel
Ward and Smith, P.A.
New Bern, NC

SEC Legal Counsel
Kilpatrick Townsend & Stockton LLP
Washington, DC

Board of Directors

George Thomas Davis, Jr.
Vice Chairman of the Board
Attorney at Law
Davis & Davis
Swan Quarter, NC

John F. Hughes, Jr.
Region Manager/Manager
Governmental Affairs
North Carolina Power Company
(retired)
Manteo, NC
Member
May and Hughes, LLC
(commercial leasing)
Kitty Hawk, NC
Member
Keyless Innovations
(smart house technology)
Kitty Hawk, NC

J. Bryant Kittrell III
President and Owner
Kittrell & Associates, Inc.
Managing Partner
Kittrell & Armstrong, LLC
(commercial/industrial real estate development and sales)
Greenville, NC

Joseph T. Lamb, Jr.
Owner
Joe Lamb, Jr. & Associates, Inc.
(real estate sales and rentals)
Kitty Hawk, NC
Owner
Lamb Realty, Inc.
(rentals and sales)
Kitty Hawk, NC

B. Martelle Marshall
President and Co-owner
Martelle's Feed House Restaurant
(restaurant and catering)
Engelhard, NC

R. S. Spencer, Jr.
Chairman of the Board
President
R. S. Spencer, Inc.
(retail merchant)
Engelhard, NC

A. Dwight Utz
President and Chief Executive Officer
ECB Bancorp, Inc.
The East Carolina Bank
Engelhard, NC

Michael D. Weeks
President and Owner
Michael Weeks Agency
(marketing and advertising consultant)
Washington, NC



Left to Right: Michael D. Weeks, John F. Hughes, Jr., B. Martelle Marshall, J. Bryant Kittrell III, George Thomas Davis, Jr., R. S. Spencer, Jr., A. Dwight Utz, Joseph T. Lamb, Jr.

Annual Report Design by Curran & Connors, Inc. / www.curran-connors.com

ECB Bancorp, Inc.

35050 US Highway 264, Post Office Box 337
Engelhard, NC 27824
252-925-5501

www.MyECB.com